MANUALLY SIGNED

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT (C)(4) TO SCHEDULE 13E-3 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

First Southern Bancshares, Inc.	0000934302
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Exhibit (C)(4) to Schedule 13E-3	5-55849
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

First Southern Merger Corp.
James E. Bishop
Robert Walker
J. Acker Rogers
Steve McKinney
B. Jack Johnson
S. Greg Beadle
Roderick V. Schlosser
Dennis W. Morgan
Name of Person Filing the Document
(If Other than the Registrant)

00246962.WPD

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Florence, State of Alabama, on November 24, 2004.

FIRST SOUTHERN BANCSHARES, INC.

By: ______________________________

B. Jack Johnson
President and Chief Executive Officer

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify on **November 24**, 2004, that the information set forth in this statement is true and complete.

FIRST SOUTHERN MERGER CORP.

By: ______________________________
B. Jack Johnson
President and Chief Executive Officer

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify on **November 24**, 2004, that the information set forth in this statement is true and complete.

James E. Bishop

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify on **November 24**, 2004, that the information set forth in this statement is true and complete.

Robert Walker

Robert Walker

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify on **November 24**, 2004, that the information set forth in this statement is true and complete.

J. Acker Rogers

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify on **November 24**, 2004, that the information set forth in this statement is true and complete.

Steve McKinney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify on **November 24**, 2004, that the information set forth in this statement is true and complete.

B. Jack Johnson

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify on **November 24**, 2004, that the information set forth in this statement is true and complete.

S. Greg Beadle

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify on **November 24**, 2004, that the information set forth in this statement is true and complete.

Roderick V. Schlosser

Roderick V. Schlosser

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify on **November 24**, 2004, that the information set forth in this statement is true and complete.

Dennis W. Morgan

Dennis W. Morgan

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

0512

November 18, 2004

Victor L. Cangelosi
Muldoon Murphy Faucette & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Re: First Southern Bancshares, Inc.
Incoming letter dated November 4, 2004

Dear Mr. Cangelosi:

This letter is to inform you that your written request for a continuing hardship exemption, as provided in Rule 202 of Regulation S-T, has been

[X] Granted [ ] Denied

for the small print financial data only to Schedule 13E3 filed October 4, 2004. All written portions must be EDGARized. Please include the following notation at the top of your document, "In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption" and also include a copy of this letter.

Sincerely,

for Herbert D. Scholl
EDGAR and Information Analysis
Division of Corporation Finance

Presentation to the Board of Directors of

FIRST SOUTHERN BANCSHARES, INC.

Regarding An Analysis of

ACME BANCSHARES

August 16, 2004

Overview of the Assignment

- First Southern Bancshares, Inc. (the "Company") received an unsolicited offer to acquire the Company from Acme Bancshares ("Acme")
- The Board of First Southern requested that Mercer Capital comment on the Acme offer and factors bearing on the value of Acme's stock

The Acme Offer

- Common Stock
  - **$2.25 per share** ($2,827,609 in total, based on 1,256,715 First Southern shares at August 13, 2004)
  - No reference to First Southern's stock options and warrants
  - Payable in either 100% Acme stock or 66.6% stock / 33.3% cash
  - One director from First Southern added to Acme's board of directors (This would represent one of a new total of seven directors)

The Acme Offer

- Common Stock (continued)
  - Shares in Acme would be issued based upon its book value per share ($7.58 per share at 6/30/04). Thus, First Southern shareholders would receive 373,035 Acme shares (13.5% of pro forma shares outstanding)
  - Offer contains a feature similar to a collar. If the market price exceeds book value by 25% or more, then our interpretation of the offer is that the exchange ratio would be based instead upon the market price. Based on recent price of $8.75 per share, Acme's stock trades at 115% of book value

The Acme Offer

- Preferred Stock
  - Redeemed "in accordance with applicable agreements," including dividend arrearages
- Subordinated Capital Notes & Holding Company borrowings
  - Not addressed in offer
  - Presumably would be assumed by Acme, based on Acme's capital position
  - Where would the subordinated capital notes rank in relation to Acme's trust preferred securities?

Potential Investor Returns

- The following table indicates the potential returns achieved by an investor in First Southern (measured as the compound annual increase in shareholders' equity).
  - Analysis projects First Southern Bank's earnings (based on a range of assumptions regarding asset growth and ROA).
  - Any earnings not required to be retained at the bank level to support asset growth are upstreamed to the holding company to pay down debt.

		Asset Growth		
		4.00%	6.00%	8.00%
Return on Assets	0.35%	2%	4%	7%
	0.55%	14%	16%	17%
	0.75%	20%	22%	23%
	0.95%	24%	26%	27%

Based on our projections of the Bank's future assets and ROA, we projected the Bank's net income, which was used to project the holding company's future equity.

The values in the table represent the compound annual increase in total equity that would result over a 10 year holding period. The growth rates are calculated off beginning equity of \$1.1 million (12/31/03 balance). Using the current equity of \$450,000 would further increase the growth rates.

Acme/First Southern Pro Forma

[Map Indicating the Locations of First Southern's Branches in relation to Acme's Branches Omitted]

Acme/First Southern Pro Forma

	Acme	First Southern	Pro Forma	Contribution: Acme	Contribution: First Southern
Total Assets	$210,741	$95,164	$314,790	66.9%	30.2%
Total Loans	$146,503	$70,392	$216,895	67.5%	32.5%
Total Deposits	$154,693	$81,470	$236,163	65.5%	34.5%
Tangible Common Equity [1]	$16,901	$450	$17,351	97.4%	2.6%
Net Interest Income [2]	$5,235	$2,844	$8,079	64.8%	35.2%
Non-Interest Income (est. core)	2,489	725	3,214	77.4%	22.6%
Total Revenues	$7,724	$3,569	$11,293	68.4%	31.6%
Non-Interest Expenses	6,404	4,123	10,527	60.8%	39.2%
Operating Income	$1,320	($554)	$766	nm	nm
NET INCOME	**$267**	**($551)**	**($284)**	**nm**	**nm**
Shares Outstanding [3]	2,390,521	373,035	2,763,556	**86.5%**	**13.5%**

[1] Estimated, assuming 100% stock transaction

[2] Income data represent the trailing twelve months ended June 30, 2004

[3] Assuming 100% stock transaction; excludes warrants, options, etc.
First Southern's shares represent the shares issued in transaction at Acme's BVPS of $7.58

Individual banks' data may not sum to pro forma column due to consolidation adjustments

Analysis of Acme's Stock

- Listed on the Nasdaq (ACME)
- 6 market makers: Hill Thompson Magid; Knight Equity Markets; Sandler O'Neill; Schwab Capital Markets; Sterne Agee; and Trident Securities
- No analyst coverage
- Institutional ownership limited at 11.45% of outstanding shares. Wellington Management Company is largest institutional shareholder, owning 10.57% of outstanding shares.
- Insider ownership is 18.88%. Largest inside owner is the CEO (4.19%)

Analysis of Acme's Stock

- Trading volume in Acme's stock is very limited.

	Average Daily Volume	Weekly Volume as a % of Shares Outstanding	
		Acme	Peer Group
One Day	2,000	na	
One Month	269	0.06%	
Three Month	741	0.16%	
Year-to-Date	1,416	0.30%	
One Year	2,022	0.42%	0.40%
Three Years	1,417	0.30%	

- Only nominal volume in most recent three months
- As a result, significant fluctuations in Acme's share price can occur.

Analysis of Acme's Stock

- Year-to-date, Acme's low and high prices were $7.30 per share (8/6/04) and $9.74 per share (5/21/04), respectively
- Volatility is indicated by the trading range in August 2004. Prices have fluctuated between $7.30 and $8.75 per share – a 20% range
- Most recent price is $8.75 per share (8/12/04)
  - 115% of book value ($7.58 per share)
  - 73x LTM EPS ($0.12 per share)
  - 4.00% dividend yield (dividends of $0.35 per share)

Year-to-Date Share Performance

Year-to-Date Stock Price Performance

Share Price	12/31/03	01/30/04	02/27/04	03/31/04	04/30/04	05/28/04	06/30/04	07/30/04	08/11/04
Acme Stock Price	$8.74	$9.37	$9.27	$8.40	$8.33	$9.07	$8.01	$7.67	$8.75

Change in Stock Price (Year-to-Date)	**0.11%**

Change in Stock Price vs. Index

Relative Performance	01/30/04	02/27/04	03/31/04	04/30/04	05/28/04	06/30/04	07/30/04	08/11/04
Change in Acme Stock Price vs. 12/31/03	7.2%	6.1%	-3.9%	-4.7%	3.8%	-8.4%	-12.2%	0.1%
Change in Index vs. 12/31/03	1.8%	4.2%	5.1%	2.7%	2.4%	3.2%	3.2%	0.7%

Change in Acme Stock Price (Year-to-Date)	**0.11%**
Change in Bank Index (Year-to-Date)	**0.66%**

Index represents the SNL index of banks with assets less than $500 million

Graphs in original presentation omitted and replaced with tabular format in order to facilitate "Edgarizing" the document.

MERCER CAPITAL

1 Year Share Performance

Graphs in original presentation omitted and replaced with tabular format in order to facilitate "Edgarizing" the document.

One Year Stock Price Performance

Share Price	08/11/03	09/30/03	10/31/03	11/28/03	12/31/03
Acme Stock Price	$7.62	$8.12	$8.16	$8.72	$8.74

	01/30/04	02/27/04	03/31/04	04/30/04	05/28/04	06/30/04	07/30/04	08/11/04
Acme Stock Price	$9.37	$9.27	$8.40	$8.33	$9.07	$8.01	$7.67	$8.75

Change in Stock Price (One Year)	**14.83%**

Change in Stock Price vs. Index

Relative Performance	09/30/03	10/31/03	11/28/03	12/31/03
Change in Acme Stock Price vs. 8/11/03	6.6%	7.1%	14.4%	14.7%
Change in Index vs. 8/11/03	6.0%	11.3%	14.7%	16.9%

	01/30/04	02/27/04	03/31/04	04/30/04	05/28/04	06/30/04	07/30/04	08/11/04
Change in Acme Stock Price vs. 8/11/03	23.0%	21.7%	10.2%	9.3%	19.0%	5.1%	0.7%	14.8%
Change in Index vs. 8/11/03	19.0%	21.8%	22.8%	20.1%	19.6%	20.6%	20.6%	17.6%

Change in Acme Stock Price (One Year)	**14.83%**
Change in Bank Index (One Year)	**17.64%**

Index represents the SNL index of banks with assets less than $500 million

3 Year Share Performance

Graphs in original presentation omitted and replaced with tabular format in order to facilitate "Edgarizing" the document.

Three Year Stock Price Performance

Share Price	08/10/01	09/28/01	10/31/01	11/30/01	12/31/01							
Acme Stock Price	$9.25	$6.75	$6.50	$7.20	$6.75							
	01/31/02	02/28/02	03/28/02	04/30/02	05/31/02	06/28/02	07/31/02	08/30/02	09/30/02	10/31/02	11/29/02	12/31/02
Acme Stock Price	$6.80	$6.85	$6.75	$7.37	$7.40	$7.33	$7.00	$7.00	$7.50	$6.01	$6.01	$7.90
	01/31/03	02/28/03	03/31/03	04/30/03	05/30/03	06/30/03	07/31/03	08/29/03	09/30/03	10/31/03	11/28/03	12/31/03
Acme Stock Price	$6.99	$6.12	$6.35	$6.94	$7.41	$7.43	$7.95	$7.74	$8.12	$8.16	$8.72	$8.74
	01/30/04	02/27/04	03/31/04	04/30/04	05/28/04	06/30/04	07/30/04	08/11/04				
Acme Stock Price	$9.37	$9.27	$8.40	$8.33	$9.07	$8.01	$7.67	$8.75				

Change in Stock Price (3 Year)	-5.41%

Change in Stock Price vs. Index

Relative Performance	08/10/01	09/28/01	10/31/01	11/30/01	12/31/01							
Change in Acme Stock Price vs. 8/10/01		-27.0%	-29.7%	-22.2%	-27.0%							
Change in Index vs. 8/10/01		-3.0%	-3.0%	-0.6%	1.8%							
	01/31/02	02/28/02	03/28/02	04/30/02	05/31/02	06/28/02	07/31/02	08/30/02	09/30/02	10/31/02	11/29/02	12/31/02
Change in Acme Stock Price vs. 8/10/01	-26.5%	-25.9%	-27.0%	-20.3%	-20.0%	-20.8%	-24.3%	-24.3%	-18.9%	-35.0%	-35.0%	-14.6%
Change in Index vs. 8/10/01	5.4%	6.3%	11.1%	17.1%	20.5%	19.3%	15.2%	18.3%	18.6%	20.3%	24.3%	27.8%
	01/31/03	02/28/03	03/31/03	04/30/03	05/30/03	06/30/03	07/31/03	08/29/03	09/30/03	10/31/03	11/28/03	12/31/03
Change in Acme Stock Price vs. 8/10/01	-24.4%	-33.8%	-31.4%	-25.0%	-19.9%	-19.7%	-14.1%	-16.3%	-12.2%	-11.8%	-5.7%	-5.5%
Change in Index vs. 8/10/01	32.4%	34.8%	36.0%	43.2%	47.7%	50.9%	57.1%	62.1%	66.6%	74.9%	80.1%	83.6%
	01/30/04	02/27/04	03/31/04	04/30/04	05/28/04	06/30/04	07/30/04	08/11/04				
Change in Acme Stock Price vs. 8/10/01	1.3%	0.2%	-9.2%	-9.9%	-1.9%	-13.4%	-17.1%	-5.4%				
Change in Index vs. 8/10/01	86.9%	91.3%	93.0%	88.6%	88.0%	89.4%	89.4%	84.8%				

Change in Acme Stock Price (3 Year)	-5.41%
Change in Bank Index (3 Year)	84.84%

Index represents the SNL index of banks with assets less than $500 million

Analysis of Acme's Financial Data

- Acme has struggled recently with poor earnings and returns.
  - $2.5 million of net charge-offs in 2002 and 2003 (combined)
  - Margin pressure was significant in 2003, despite a significant shift in the asset mix towards higher yielding loans and a net growth in loans of approximately $30 million
- Desire to maintain dividend has put pressure on capital ratios, leading to the recent $6 million trust preferred issuance (in essence, Acme has borrowed money to pay dividends)

Acme Trends: Dividends & EPS

	Dividends	EPS
1993	$0.14	
1994	$0.40	$0.33
1995	$0.20	$0.32
1996	$0.32	$0.39
1997	$0.24	$0.41
1998	$0.35	$0.68
1999	$0.35	$0.56
2000	$0.35	$0.61
2001	$0.38	$0.49
2002	$0.35	$0.09
2003	$0.35	$0.17
2004 (YTD)	$0.21	$0.09

Graphs in original presentation omitted and replaced with tabular format in order to facilitate "Edgarizing" the document.

- Since 1994:
  - Cumulative Dividends: $3.495 per share
  - Cumulative Earnings per Share: $4.140 per share
  - Cumulative Dividend Payout Ratio: 84.4%

Analysis of Acme's Financial Data

▶ *Balance Sheet.*

- Acme sold a sizable amount of residential mortgages in 2002, but significant loan growth in 2003 and 2004 has occurred – primarily in the construction and commercial real estate portfolios.
- Capital ratios under pressure from weak earnings, asset growth, and high dividend payout. Regulatory capital ratios boosted by June 2004 trust preferred issuance.

Balance Sheet	6/30/2004	2003	2002	2001	2000	1999	Compound Annual Growth Rate
Total Assets	$210,741	$194,211	$177,785	$182,227	$157,865	$171,247	4.7%
Total Loans	157,843	138,529	107,598	111,919	119,886	115,692	7.1%
Total Deposits	158,536	151,380	139,931	146,069	136,638	151,753	1.0%
Total Equity	18,093	18,552	18,808	18,466	20,160	18,980	-1.1%
Loans / Assets	74.9%	71.3%	60.5%	61.4%	75.9%	67.6%	
Equity / Assets	8.6%	9.6%	10.6%	10.1%	12.8%	11.1%	
Total Capital / Risk Wtd. Assets	13.8%	12.5%	14.8%	14.2%	19.4%	18.4%	

Data per FR Y-9C filings (1999-2003) & Form 10-Q (6/30/04)

Equity Reconciliation

- The follow table represents a roll-forward of Acme's equity.
  - Sales of common stock represent stock options and DRIP
  - Earnings since 1999 ($5.0 MM) used to pay dividends ($4.8 MM) and repurchase stock ($2.3 MM)

	YTD Jun-04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Beginning Equity Capital	18,552	18,808	18,466	20,160	18,980	18,203
Net Income	226	403	201	1,190	1,550	1,403
Net Sale or Purchase of Stock						
- Common Stock	90	262	107	130	172	268
- Treasury Stock Transactions, net	0	0	0	(2,336)	0	0
Cash Dividends, Common Stock	(501)	(824)	(814)	(934)	(882)	(870)
Prior Period Adjustments	0	0	0	0	0	0
Other Comprehensive Income	(324)	(205)	701	66	156	(206)
Debit to ESOP	(8)	0	120	0	184	150
Other Adjustments	58	108	27	190	0	32
Ending Equity Capital	**$18,093**	**$18,552**	**$18,808**	**$18,466**	**$20,160**	**$18,980**

Earnings per Share	**$0.09**	**$0.17**	**$0.09**	**$0.49**	**$0.61**	**$0.56**
Dividends per Share	**$0.21**	**$0.35**	**$0.35**	**$0.38**	**$0.35**	**$0.35**

Analysis of Acme's Financial Data

▸ *Income Statement.*

- Acme's net interest margin compressed significantly in 2003, partially due to the loan portfolio sale in 2002.
- Return on equity has been about 2% in 2002-04.

Income Statement	2004	2003	2002	2001	2000	1999	Compound Annual Growth Rate
Total Revenues [1]	$7,724	$7,233	$6,926	$7,920	$7,775	$7,931	-0.6%
Operating Income [1,3]	1,320	1,243	2,064	1,860	2,633	2,347	-12.0%
Net Income [1]	267	403	201	1,190	1,550	1,403	nm
Net Interest Margin [2]	3.07%	3.03%	3.77%	3.66%	4.63%	3.96%	
Non-Interest Expenses / Assets [2]	3.18%	3.11%	3.05%	3.23%	3.19%	3.17%	
Efficiency Ratio [2]	82.4%	82.1%	73.9%	76.1%	66.8%	67.8%	
Return on Assets [2]	**0.22%**	**0.22%**	**0.11%**	**0.64%**	**0.93%**	**0.77%**	
Return on Equity [2]	**2.41%**	**2.18%**	**1.14%**	**6.02%**	**7.96%**	**7.58%**	
Dividend Payout Ratio [2]	***297%***	***204%***	***405%***	***78%***	***57%***	***62%***	

[1] Represents trailing twelve months ended June 30, 2004
[2] Represents quarter ended March 31, 2004
[3] Operating income equals net interest income + non-interest income - non-interest expenses (excludes loan loss provision and securities gains)

Data per FR Y-9C filings (1999-2003 and 1Q04) & Form 10-Q (6/30/04)

Acme's Adjusted Net Income

Acme has had a number of income and expense items since 1999 that could be considered "non-recurring" in nature.

The analysis at right attempts to eliminate these non-recurring items and focus on Acme's "core" earning power.

Note that, even eliminating all of the 2004 OREO expenses, Acme only achieves a 5.5% ROE. Further, future quarters will include the full effect of the recent trust preferred offering.

2004 income data is not annualized.

DERIVATION OF ONGOING EARNING POWER

	Year-to-Date	Fiscal Years Ended December 31				
Adjusted Income Statement	2004	2003	2002	2001	2000	1999
Average Assets	$202,476,000	$186,332,000	$181,496,000	$185,474,000	$167,356,000	$181,845,000
Average Equity	18,322,500	18,459,000	17,574,000	19,777,000	19,482,000	18,507,000
Average Total Loans	148,186,000	124,900,000	110,372,000	116,178,000	116,259,000	113,266,000
Reported Net Income	**$226,000**	**$403,000**	**$201,000**	**$1,190,000**	**$1,550,000**	**$1,403,000**
Adjustments:						
(1) Eliminate (Gains)/Losses on Sale of Securities	(7,000)	(299,000)	(8,000)	(40,000)	6,000	(3,000)
(2) Eliminate Gain on Sale of Loans	0	0	(482,000)	0	0	0
(3) Eliminate Gains/Losses on Sale of OREO	0	69,000	68,000	2,000	0	(27,000)
(4) Eliminate Gain on Sale of Fixed Assets	0	0	(91,000)	0	0	0
(5) Eliminate Non-Recurring Pension Expense	0	0	238,000	0	0	0
(6) Eliminate Merger Expenses	0	0	185,000	0	0	0
(7) Eliminate OREO Related Expenses	465,000	0	0	0	0	0
(8) Income Tax Adjustment @ 38.0%	(174,000)	87,000	34,000	14,000	(2,000)	11,000
ADJUSTED NET INCOME	**$510,000**	**$260,000**	**$145,000**	**$1,166,000**	**$1,554,000**	**$1,384,000**
Period-to-Period Change (reported earnings)	*na*	*100.5%*	*-83.1%*	*-23.2%*	*10.5%*	*nm*
Period-to-Period Change (adjusted earnings)	***na***	***79.3%***	***-87.6%***	***-25.0%***	***12.3%***	***nm***
Analysis of Adjusted Returns						
Reported Return on Average Assets	0.22%	0.22%	0.11%	0.64%	0.93%	0.77%
Adjusted Return on Average Assets	**0.50%**	**0.14%**	**0.08%**	**0.63%**	**0.93%**	**0.76%**
Reported Return on Average Equity	2.47%	2.18%	1.14%	6.02%	7.96%	7.58%
Adjusted Return on Average Equity	**5.57%**	**1.41%**	**0.83%**	**5.90%**	**7.98%**	**7.48%**
Dividend Payments	$500,000	$824,000	$814,000	$934,000	$882,000	$870,000
Adjusted Payout Ratio	98.0%	316.9%	561.4%	80.1%	56.8%	62.9%
Internal Growth Rate (1 - Payout) x ROE	**0.1%**	**-3.1%**	**-3.8%**	**1.2%**	**3.4%**	**2.8%**

Analysis of Acme's Financial Data

▶ *Asset Quality.*

- Acme experienced significant charge-offs in its loan portfolio in 2002-03.
- $3.2 million of real estate transferred from OREO to "other assets" in 1Q04, which accounted for the improvement in non-performing assets.

Asset Quality	2004	2003	2002	2001	2000	1999
Net Charge-Offs [1]	$194	$803	$1,671	$288	$209	$157
Net Charge-Offs / Average Loans	na	0.64%	1.51%	0.25%	0.18%	0.14%
Loan Loss Provision / Net Charge-Offs	221.1%	142.09%	117.06%	33.68%	64.59%	72.61%
Non-Performing Assets [2]	$1,843	$4,662	$2,924	$3,647	$4,576	$2,849
Non-Performing Assets / Loans + OREO	1.16%	3.27%	2.67%	3.22%	3.76%	2.45%
Allowance for Loan Losses [2]	$1,632	$1,397	$1,059	$775	$965	$1,013
Allowance for Loan Losses / Loans	1.03%	1.03%	1.01%	0.98%	0.69%	0.80%
Allowance / Non-Performing Loans	1133.3%	138.8%	309.8%	98.0%	34.3%	36.2%

[1] Represents six months ended June 30, 2004 (not annualized)
[2] Represents balance at June 30, 2004

Data per FR Y-9C filings (1999-2003) & Form 10-Q (6/30/04)

SOUTHEAST BANK GROUP
Alphabetical Sort

Closing Prices as of:
August 6, 2004

52 Week Perf (%)	YTD Perf (%)	52 Wk High ($)	52 Wk Low ($)	Company Name	Ticker	State	Current Price ($)	Market Cap ($M)	Price / Earnings LTM (x)	Price / Earnings FY 04 (x)	Price / Earnings FY 05 (x)	Price/ Cash EPS (x)	Price/ BVPS (x)	Dividend Yield (%)	Tangible Equity + Assets (%)	Dividend Payout (%)	Efficiency Ratio (%)	LTM ROE (%)	LTM ROA (%)	Assets ($M)
18.17	8.47	$57.50	$47.12	Alabama National BanCorporation	ALAB	AL	$57.00	$879	17.5	17.1	15.2	16.6	2.07	2.19	5.98	36.66	63.75	13.92	1.11	$4,939
17.45	(2.41)	$26.15	$20.66	AmSouth Bancorporation	ASO	AL	$23.91	$8,450	13.1	12.7	11.7	12.5	2.57	4.02	6.23	52.20	53.84	20.08	1.42	$48,341
34.52	6.66	$22.00	$15.06	Auburn National Bancorporation, Inc.	AUBN	AL	$20.98	$81	14.6	nm	nm	13.1	1.86	2.38	7.19	33.68	60.79	14.02	1.04	$608
(6.74)	(25.18)	$9.29	$6.13	Banc Corporation	TBNC	AL	$6.36	$113	8.7	26.5	16.7	2.7	1.20	nm	6.38	0.00	105.15	14.00	1.12	$1,288
0.64	(13.03)	$24.50	$19.35	BancorpSouth, Inc.	BXS	MS	$20.63	$1,585	13.3	13.8	12.1	nm	1.86	3.49	NA	45.16	61.28	13.89	1.17	$10,670
9.80	3.00	$18.50	$14.87	BancTrust Financial Group, Inc.	BTFG	AL	$16.50	$181	21.4	17.0	14.7	nm	1.55	3.15	NA	67.53	65.81	7.46	0.85	$1,119
8.35	4.33	$86.00	$72.45	Bank of America Corporation	BAC	NC	$83.91	$170,449	11.3	11.5	10.5	10.2	1.78	4.29	4.74	44.35	52.57	20.37	1.38	$1,037,202
35.47	12.03	$28.35	$18.68	Bank of the Ozarks, Inc.	OZRK	AR	$25.24	$414	18.0	16.6	14.4	17.4	4.12	1.27	6.19	18.93	46.93	23.69	1.68	$1,516
(2.48)	(4.74)	$20.00	$16.00	Britton & Koontz Capital Corporation	BKBK	MS	$16.45	$35	13.5	13.5	12.1	nm	1.18	3.89	NA	52.46	75.60	8.60	0.71	$379
59.27	50.62	$30.75	$19.05	Capital Bancorp, Inc.	CPBB	TN	$30.50	$48	20.1	nm	nm	20.1	2.22	nm	7.45	0.00	59.91	12.39	0.94	$291
50.23	28.37	$42.00	$26.50	Cass Information Systems, Inc.	CASS	MO	$38.64	$142	17.4	17.6	16.8	14.7	2.14	2.17	10.25	34.40	82.47	13.15	1.30	$604
(5.86)	(11.76)	$19.98	$14.81	Cavalry Bancorp, Inc.	CAVB	TN	$15.60	$105	25.2	nm	nm	24.8	1.92	1.54	10.13	38.71	76.45	7.79	0.85	$524
33.94	(7.44)	$24.75	$16.05	Citizens Holding Company	CIZ	MS	$21.15	$106	14.9	16.1	15.7	13.5	1.89	2.84	8.87	41.55	53.90	12.45	1.28	$568
37.42	15.04	$41.48	$27.91	Classic Bancshares, Inc.	CLAS	KY	$38.25	$54	15.0	nm	nm	nm	1.54	1.05	8.08	12.26	60.77	11.63	1.17	$336
34.65	8.26	$19.50	$14.22	Colonial BancGroup, Inc.	CNB	AL	$18.75	$2,502	15.0	14.2	13.0	14.1	1.95	3.09	5.16	45.60	59.02	13.51	0.97	$17,593
17.66	(4.43)	$50.00	$40.47	Commerce Bancshares, Inc.	CBSH	MO	$46.85	$3,122	15.1	14.6	13.5	14.4	2.22	1.96	9.45	28.57	57.95	14.71	1.53	$14,425
20.65	(0.66)	$34.30	$25.50	Community Trust Bancorp, Inc.	CTBI	KY	$30.00	$403	13.8	13.3	12.4	13.4	1.79	3.07	6.81	41.24	57.78	13.48	1.20	$2,442
33.41	9.22	$44.58	$30.77	Compass Bancshares, Inc.	CBSS	AL	$42.98	$5,269	15.4	14.8	13.4	15.1	2.75	2.91	NA	42.47	55.61	18.36	1.31	$27,901
(22.48)	(17.13)	$40.00	$28.00	Exchange National Bancshares, Inc.	EXJF	MO	$30.00	$125	14.1	nm	nm	13.6	1.40	2.40	7.25	38.03	54.77	10.24	1.05	$901
4.81	(4.50)	$37.99	$31.15	Farmers Capital Bank Corporation	FFKT	KY	$32.48	$219	16.2	15.5	14.8	15.5	1.74	4.06	9.69	65.17	64.76	10.80	1.06	$1,294
(16.74)	1.45	$32.90	$22.23	First Financial Service Corporation	FFKY	KY	$25.21	$92	12.1	nm	nm	11.3	1.61	2.86	7.15	34.62	59.80	13.76	1.13	$692
(5.71)	(15.67)	$39.11	$30.50	First M & F Corporation	FMFC	MS	$31.96	$145	13.4	12.8	12.0	13.3	1.32	3.13	8.67	42.02	62.19	9.84	1.01	$1,094
8.44	(2.04)	$48.65	$38.34	First Horizon National Corporation	FHN	TN	$43.20	$5,335	11.8	11.4	10.4	11.1	2.80	3.70	6.30	41.10	68.69	25.56	1.82	$27,290
(3.71)	**(16.48)**	**$9.80**	**$7.01**	**Acme Bancshares**	**ACME**	**XY**	**$7.30**	**$17**	**42.9**	**nm**	**nm**	**27.0**	**0.94**	**3.84**	**8.66**	**205.88**	**82.05**	**2.04**	**0.20**	**$201**
41.07	21.37	$32.07	$19.00	Great Southern Bancorp, Inc.	GSBC	MO	$28.14	$386	15.7	14.7	13.3	nm	3.07	1.56	NA	22.35	46.19	20.36	1.60	$1,700
(4.95)	(0.95)	$27.01	$20.50	Greene County Bancshares, Inc.	GCBS	TN	$23.06	$177	15.0	nm	nm	14.4	1.67	2.08	7.68	38.31	56.54	12.05	1.10	$1,125
26.80	6.18	$32.24	$23.01	Hancock Holding Company	HBHC	MS	$28.97	$943	16.1	15.6	14.4	14.6	2.17	1.73	8.32	26.67	57.75	13.57	1.40	$4,465
18.52	3.53	$23.55	$18.81	HFB Financial Corporation	HFBA	KY	$22.00	$29	11.2	nm	nm	nm	1.19	2.27	9.33	25.38	63.00	10.48	0.97	$257
33.01	5.83	$25.77	$19.22	Hibernia Corporation	HIB	LA	$24.88	$3,861	13.9	13.6	12.3	15.2	2.08	3.22	7.01	38.55	50.51	15.88	1.50	$21,311
14.98	(5.66)	$64.03	$47.50	IBERIABANK Corporation	IBKC	LA	$55.66	$382	15.8	14.8	13.4	15.0	1.87	1.87	5.94	27.84	54.24	12.75	1.17	$2,352
20.34	6.98	$36.68	$26.80	MidSouth Bancorp, Inc.	MSL	LA	$33.70	$108	16.5	16.0	14.3	16.4	3.19	0.71	6.90	16.67	63.05	20.48	1.55	$477
39.53	19.17	$32.98	$23.48	National Commerce Financial Corporation	NCF	TN	$32.51	$6,665	20.4	17.7	15.9	16.1	2.40	3.05	6.78	46.78	51.01	12.68	1.52	$24,044
5.97	(9.82)	$27.56	$22.88	NBC Capital Corporation	NBY	MS	$24.05	$196	16.0	15.7	14.6	16.4	1.84	3.99	4.81	64.00	62.58	10.99	1.07	$1,397
0.74	(13.12)	$17.00	$13.08	Peoples BancTrust Company, Inc. (The)	PBTC	AL	$13.90	$77	14.9	14.8	13.1	nm	1.04	3.17	8.71	47.31	72.32	7.14	0.67	$781
15.51	6.89	$19.59	$15.22	Peoples Financial Corporation	PFBX	MS	$17.85	$99	19.8	nm	nm	19.2	1.16	1.90	14.36	32.22	72.90	6.06	0.87	$596
9.93	(4.85)	$36.55	$28.80	Peoples Holding Company	PHC	MS	$31.40	$257	14.1	13.7	12.6	13.7	1.82	2.55	9.26	34.84	63.59	13.16	1.30	$1,469
16.66	(11.40)	$18.50	$12.95	Pinnacle Bancshares, Inc.	PLE	AL	$14.77	$23	11.0	nm	nm	10.9	1.15	2.98	9.48	29.85	58.19	11.02	1.00	$210
138.11	82.38	$23.70	$8.93	Pinnacle Financial Partners, Inc.	PNFP	TN	$21.43	$159	44.6	35.1	24.4	42.0	4.52	nm	5.99	0.00	65.41	11.28	0.81	$586
NA	NA	$30.99	$29.24	Regions Financial Corporation	RF	AL	$30.00	$8,147	12.7	12.6	11.5	nm	1.86	4.45	6.72	50.01	63.20	14.99	1.35	$49,757
32.10	7.63	$20.61	$15.57	Republic Bancorp, Inc.	RBCAA	KY	$20.03	$359	12.4	11.9	10.9	12.4	1.95	1.54	8.36	31.28	57.42	17.14	1.41	$2,205
22.33	4.72	$23.78	$17.79	S.Y. Bancorp, Inc.	SYI	KY	$21.53	$297	16.3	16.1	14.0	16.3	2.78	1.86	9.43	25.76	57.00	18.22	1.66	$1,128
5.25	(16.58)	$30.39	$21.81	Simmons First National Corporation	SFNC	AR	$23.00	$336	14.2	13.8	12.8	13.9	1.48	2.43	6.99	33.95	61.88	10.95	1.08	$2,371
39.42	16.86	$40.04	$27.95	SouthTrust Corporation	SOTR	AL	$38.26	$12,721	17.4	16.9	15.3	16.1	2.85	2.51	6.91	40.91	49.92	16.81	1.43	$52,910
13.99	(8.81)	$76.65	$58.40	SunTrust Banks, Inc.	STI	GA	$65.20	$18,434	13.2	12.7	11.7	12.4	1.84	3.07	NA	38.46	60.36	14.44	1.11	$128,135
10.00	(3.21)	$30.73	$25.71	Trustmark Corporation	TRMK	MS	$28.33	$1,638	13.5	13.5	11.9	nm	2.31	2.68	7.12	35.00	51.80	17.59	1.56	$8,250
9.58	1.75	$52.89	$44.40	UMB Financial Corporation	UMBF	MO	$48.37	$1,049	21.0	24.2	17.9	20.6	1.30	1.74	10.80	36.09	81.52	6.15	0.72	$6,933
2.46	(12.78)	$33.64	$18.38	United Security Bancshares, Inc.	USBI	AL	$25.25	$162	12.4	nm	nm	nm	2.10	2.85	12.69	34.48	49.65	17.95	2.33	$580
5.34	(6.40)	$49.49	$40.35	Wachovia Corporation	WB	NC	$43.61	$57,102	12.3	11.1	10.4	11.9	1.75	3.67	4.96	42.25	62.26	14.56	1.20	$418,441
25.74	(1.98)	$45.18	$32.89	Whitney Holding Corporation	WTNY	LA	$40.18	$1,640	16.5	16.2	14.2	15.6	1.95	3.29	9.75	52.87	61.73	11.77	1.32	$7,789
18.82	**2.29**			**Average**				**$6,431**	**16.3**	**15.7**	**13.7**	**15.6**	**1.99**	**2.71**	**7.88**	**39.48**	**61.96**	**13.56**	**1.20**	**$39,622**
16.09	**(0.81)**			**Median**				**$297**	**15.0**	**14.8**	**13.4**	**14.6**	**1.86**	**2.84**	**7.25**	**38.03**	**60.77**	**13.48**	**1.17**	**$1,469**

Source: SNL Financial, L.C.

SOUTHEAST BANK GROUP

Sorted by Trailing Twelve Month Price/Earnings Multiples

Closing Prices as of: August 6, 2004

52 Week Perf (%)	YTD Perf (%)	52 Wk High ($)	52 Wk Low ($)	Company Name	Ticker	State	Current Price ($)	Market Cap ($M)	P/E LTM (x)	Price / Earnings FY 04 (x)	Price / Earnings FY 05 (x)	Price/ Cash EPS (x)	Price/ BVPS (x)	Dividend Yield (%)	Tangible Equity + Assets (%)	Dividend Payout (%)	Efficiency Ratio (%)	LTM ROE (%)	LTM ROA (%)	Assets ($M)
138.11	82.38	$23.70	$8.93	Pinnacle Financial Partners, Inc.	PNFP	TN	$21.43	$159	44.6	35.1	24.4	42.0	4.52	nm	5.99	0.00	65.41	11.28	0.81	$586
(3.71)	(16.48)	$9.80	$7.01	Acme Bancshares	ACME	XY	$7.30	$17	42.9	nm	nm	27.0	0.94	3.84	8.66	205.88	82.05	2.04	0.20	$201
(5.86)	(11.76)	$19.98	$14.81	Cavalry Bancorp, Inc.	CAVB	TN	$15.60	$105	25.2	nm	nm	24.8	1.92	1.54	10.13	38.71	76.45	7.79	0.85	$524
9.80	3.00	$18.50	$14.87	BancTrust Financial Group, Inc.	BTFG	AL	$16.50	$181	21.4	17.0	14.7	nm	1.55	3.15	NA	67.53	65.81	7.46	0.85	$1,119
9.58	1.75	$52.89	$44.40	UMB Financial Corporation	UMBF	MO	$48.37	$1,049	21.0	24.2	17.9	20.6	1.30	1.74	10.80	36.09	81.52	6.15	0.72	$6,933
39.53	19.17	$32.98	$23.48	National Commerce Financial Corporation	NCF	TN	$32.51	$6,665	20.4	17.7	15.9	16.1	2.40	3.05	6.78	46.78	51.01	12.68	1.52	$24,044
59.27	50.62	$30.75	$19.05	Capital Bancorp, Inc.	CPBB	TN	$30.50	$48	20.1	nm	nm	20.1	2.22	nm	7.45	0.00	59.91	12.39	0.94	$291
15.51	6.89	$19.59	$15.22	Peoples Financial Corporation	PFBX	MS	$17.85	$99	19.8	nm	nm	19.2	1.16	1.90	14.36	32.22	72.90	6.06	0.87	$596
35.47	12.03	$28.35	$18.68	Bank of the Ozarks, Inc.	OZRK	AR	$25.24	$414	18.0	16.6	14.4	17.4	4.12	1.27	6.19	18.93	46.93	23.69	1.68	$1,516
18.17	8.47	$57.50	$47.12	Alabama National BanCorporation	ALAB	AL	$57.00	$879	17.5	17.1	15.2	16.6	2.07	2.19	5.98	36.66	63.75	13.92	1.11	$4,939
50.23	28.37	$42.00	$26.50	Cass Information Systems, Inc.	CASS	MO	$38.64	$142	17.4	17.6	16.8	14.7	2.14	2.17	10.25	34.40	82.47	13.15	1.30	$604
39.42	16.86	$40.04	$27.95	SouthTrust Corporation	SOTR	AL	$38.26	$12,721	17.4	16.9	15.3	16.1	2.85	2.51	6.91	40.91	49.92	16.81	1.43	$52,910
20.34	6.98	$36.68	$26.80	MidSouth Bancorp, Inc.	MSL	LA	$33.70	$108	16.5	16.0	14.3	16.4	3.19	0.71	6.90	16.67	63.05	20.48	1.55	$477
25.74	(1.98)	$45.18	$32.89	Whitney Holding Corporation	WTNY	LA	$40.18	$1,640	16.5	16.2	14.2	15.6	1.95	3.29	9.75	52.87	61.73	11.77	1.32	$7,789
22.33	4.72	$23.78	$17.79	S.Y. Bancorp, Inc.	SYI	KY	$21.53	$297	16.3	16.1	14.0	16.3	2.78	1.86	9.43	25.76	57.00	18.22	1.66	$1,128
4.81	(4.50)	$37.99	$31.15	Farmers Capital Bank Corporation	FFKT	KY	$32.48	$219	16.2	15.5	14.8	15.5	1.74	4.06	9.69	65.17	64.76	10.80	1.06	$1,294
26.80	6.18	$32.24	$23.01	Hancock Holding Company	HBHC	MS	$28.97	$943	16.1	15.6	14.4	14.6	2.17	1.73	8.32	26.67	57.75	13.57	1.40	$4,465
5.97	(9.82)	$27.56	$22.88	NBC Capital Corporation	NBY	MS	$24.05	$196	16.0	15.7	14.6	16.4	1.84	3.99	4.81	64.00	62.58	10.99	1.07	$1,397
14.98	(5.66)	$64.03	$47.50	IBERIABANK Corporation	IBKC	LA	$55.66	$382	15.8	14.8	13.4	15.0	1.87	1.87	5.94	27.84	54.24	12.75	1.17	$2,352
41.07	21.37	$32.07	$19.00	Great Southern Bancorp, Inc.	GSBC	MO	$28.14	$386	15.7	14.7	13.3	nm	3.07	1.56	NA	22.35	46.19	20.36	1.60	$1,700
33.41	9.22	$44.58	$30.77	Compass Bancshares, Inc.	CBSS	AL	$42.98	$5,269	15.4	14.8	13.4	15.1	2.75	2.91	NA	42.47	55.61	18.36	1.31	$27,901
17.66	(4.43)	$50.00	$40.47	Commerce Bancshares, Inc.	CBSH	MO	$46.85	$3,122	15.1	14.6	13.5	14.4	2.22	1.96	9.45	28.57	57.95	14.71	1.53	$14,425
37.42	15.04	$41.48	$27.91	Classic Bancshares, Inc.	CLAS	KY	$38.25	$54	15.0	nm	nm	nm	1.54	1.05	8.08	12.26	60.77	11.63	1.17	$336
34.65	8.26	$19.50	$14.22	Colonial BancGroup, Inc.	CNB	AL	$18.75	$2,502	15.0	14.2	13.0	14.1	1.95	3.09	5.16	45.60	59.02	13.51	0.97	$17,593
(4.95)	(0.95)	$27.01	$20.50	Greene County Bancshares, Inc.	GCBS	TN	$23.06	$177	15.0	nm	nm	14.4	1.67	2.08	7.68	38.31	56.54	12.05	1.10	$1,125
0.74	(13.12)	$17.00	$13.08	Peoples BancTrust Company, Inc. (The)	PBTC	AL	$13.90	$77	14.9	14.8	13.1	nm	1.04	3.17	8.71	47.31	72.32	7.14	0.67	$781
33.94	(7.44)	$24.75	$16.05	Citizens Holding Company	CIZ	MS	$21.15	$106	14.9	16.1	15.7	13.5	1.89	2.84	8.87	41.55	53.90	12.45	1.28	$568
34.52	6.66	$22.00	$15.06	Auburn National Bancorporation, Inc.	AUBN	AL	$20.98	$81	14.6	nm	nm	13.1	1.86	2.38	7.19	33.68	60.79	14.02	1.04	$608
5.25	(16.58)	$30.39	$21.81	Simmons First National Corporation	SFNC	AR	$23.00	$336	14.2	13.8	12.8	13.9	1.48	2.43	6.99	33.95	61.88	10.95	1.08	$2,371
9.93	(4.85)	$36.55	$28.80	Peoples Holding Company	PHC	MS	$31.40	$257	14.1	13.7	12.6	13.7	1.82	2.55	9.26	34.84	63.59	13.16	1.30	$1,469
(22.48)	(17.13)	$40.00	$28.00	Exchange National Bancshares, Inc.	EXJF	MO	$30.00	$125	14.1	nm	nm	13.6	1.40	2.40	7.25	38.03	54.77	10.24	1.05	$901
33.01	5.83	$25.77	$19.22	Hibernia Corporation	HIB	LA	$24.88	$3,861	13.9	13.6	12.3	15.2	2.08	3.22	7.01	38.55	50.51	15.88	1.50	$21,311
20.65	(0.66)	$34.30	$25.50	Community Trust Bancorp, Inc.	CTBI	KY	$30.00	$403	13.8	13.3	12.4	13.4	1.79	3.07	6.81	41.24	57.78	13.48	1.20	$2,442
10.00	(3.21)	$30.73	$25.71	Trustmark Corporation	TRMK	MS	$28.33	$1,638	13.5	13.5	11.9	nm	2.31	2.68	7.12	35.00	51.80	17.59	1.56	$8,250
(2.48)	(4.74)	$20.00	$16.00	Britton & Koontz Capital Corporation	BKBK	MS	$16.45	$35	13.5	13.5	12.1	nm	1.18	3.89	NA	52.46	75.60	8.60	0.71	$379
(5.71)	(15.67)	$39.11	$30.50	First M & F Corporation	FMFC	MS	$31.96	$145	13.4	12.8	12.0	13.3	1.32	3.13	8.67	42.02	62.19	9.84	1.01	$1,094
0.64	(13.03)	$24.50	$19.35	BancorpSouth, Inc.	BXS	MS	$20.63	$1,585	13.3	13.8	12.1	nm	1.86	3.49	NA	45.16	61.28	13.89	1.17	$10,670
13.99	(8.81)	$76.65	$58.40	SunTrust Banks, Inc.	STI	GA	$65.20	$18,434	13.2	12.7	11.7	12.4	1.84	3.07	NA	38.46	60.36	14.44	1.11	$128,135
17.45	(2.41)	$26.15	$20.66	AmSouth Bancorporation	ASO	AL	$23.91	$8,450	13.1	12.7	11.7	12.5	2.57	4.02	6.23	52.20	53.84	20.08	1.42	$48,341
NA	NA	$30.99	$29.24	Regions Financial Corporation	RF	AL	$30.00	$8,147	12.7	12.6	11.5	nm	1.86	4.45	6.72	50.01	63.20	14.99	1.35	$49,757
2.46	(12.78)	$33.64	$18.38	United Security Bancshares, Inc.	USBI	AL	$25.25	$162	12.4	nm	nm	nm	2.10	2.85	12.69	34.48	49.65	17.95	2.33	$580
32.10	7.63	$20.61	$15.57	Republic Bancorp, Inc.	RBCAA	KY	$20.03	$359	12.4	11.9	10.9	12.4	1.95	1.54	8.36	31.28	57.42	17.14	1.41	$2,205
5.34	(6.40)	$49.49	$40.35	Wachovia Corporation	WB	NC	$43.61	$57,102	12.3	11.1	10.4	11.9	1.75	3.67	4.96	42.25	62.26	14.56	1.20	$418,441
(16.74)	1.45	$32.90	$22.23	First Financial Service Corporation	FFKY	KY	$25.21	$92	12.1	nm	nm	11.3	1.61	2.86	7.15	34.62	59.80	13.76	1.13	$692
8.44	(2.04)	$48.65	$38.34	First Horizon National Corporation	FHN	TN	$43.20	$5,335	11.8	11.4	10.4	11.1	2.80	3.70	6.30	41.10	68.69	25.56	1.82	$27,290
8.35	4.33	$86.00	$72.45	Bank of America Corporation	BAC	NC	$83.91	$170,449	11.3	11.5	10.5	10.2	1.78	4.29	4.74	44.35	52.57	20.37	1.38	$1,037,202
18.52	3.53	$23.55	$18.81	HFB Financial Corporation	HFBA	KY	$22.00	$29	11.2	nm	nm	nm	1.19	2.27	9.33	25.38	63.00	10.48	0.97	$257
16.66	(11.40)	$18.50	$12.95	Pinnacle Bancshares, Inc.	PLE	AL	$14.77	$23	11.0	nm	nm	10.9	1.15	2.98	9.48	29.85	58.19	11.02	1.00	$210
(6.74)	(25.18)	$9.29	$6.13	Banc Corporation	TBNC	AL	$6.36	$113	8.7	26.5	16.7	2.7	1.20	nm	6.38	0.00	105.15	14.00	1.12	$1,288
18.82	2.29			Average				$6,431	16.3	15.7	13.7	15.6	1.99	2.71	7.88	39.48	61.96	13.56	1.20	$39,622
16.09	(0.81)			Median				$297	15.0	14.8	13.4	14.6	1.86	2.84	7.25	38.03	60.77	13.48	1.17	$1,469

Source: *SNL Financial, L.C.*

SOUTHEAST BANK GROUP

Sorted by Price/Book Value Multiples

Closing Prices as of: August 6, 2004

52 Week Perf (%)	YTD Perf (%)	52 Wk High ($)	52 Wk Low ($)	Company Name	Ticker	State	Current Price ($)	Market Cap ($M)	Price / Earnings LTM (x)	Price / Earnings FY 04 (x)	Price / Earnings FY 05 (x)	Price/ Cash EPS (x)	Price/ BVPS (x)	Dividend Yield (%)	Tangible Equity + Assets (%)	Dividend Payout (%)	Efficiency Ratio (%)	LTM ROE (%)	LTM ROA (%)	Assets ($M)
138.11	82.38	$23.70	$8.93	Pinnacle Financial Partners, Inc.	PNFP	TN	$21.43	$159	44.6	35.1	24.4	42.0	4.52	nm	5.99	0.00	65.41	11.28	0.81	$586
35.47	12.03	$28.35	$18.68	Bank of the Ozarks, Inc.	OZRK	AR	$25.24	$414	18.0	16.6	14.4	17.4	4.12	1.27	6.19	18.93	46.93	23.69	1.68	$1,516
20.34	6.98	$36.68	$26.80	MidSouth Bancorp, Inc.	MSL	LA	$33.70	$108	16.5	16.0	14.3	16.4	3.19	0.71	6.90	16.67	63.05	20.48	1.55	$477
41.07	21.37	$32.07	$19.00	Great Southern Bancorp, Inc.	GSBC	MO	$28.14	$386	15.7	14.7	13.3	nm	3.07	1.56	NA	22.35	46.19	20.36	1.60	$1,700
39.42	16.86	$40.04	$27.95	SouthTrust Corporation	SOTR	AL	$38.26	$12,721	17.4	16.9	15.3	16.1	2.85	2.51	6.91	40.91	49.92	16.81	1.43	$52,910
8.44	(2.04)	$48.65	$38.34	First Horizon National Corporation	FHN	TN	$43.20	$5,335	11.8	11.4	10.4	11.1	2.80	3.70	6.30	41.10	68.69	25.56	1.82	$27,290
22.33	4.72	$23.78	$17.79	S.Y. Bancorp, Inc.	SYI	KY	$21.53	$297	16.3	16.1	14.0	16.3	2.78	1.86	9.43	25.76	57.00	18.22	1.66	$1,128
33.41	9.22	$44.58	$30.77	Compass Bancshares, Inc.	CBSS	AL	$42.98	$5,269	15.4	14.8	13.4	15.1	2.75	2.91	NA	42.47	55.61	18.36	1.31	$27,901
17.45	(2.41)	$26.15	$20.66	AmSouth Bancorporation	ASO	AL	$23.91	$8,450	13.1	12.7	11.7	12.5	2.57	4.02	6.23	52.20	53.84	20.08	1.42	$48,341
39.53	19.17	$32.98	$23.48	National Commerce Financial Corporation	NCF	TN	$32.51	$6,665	20.4	17.7	15.9	16.1	2.40	3.05	6.78	46.78	51.01	12.68	1.52	$24,044
10.00	(3.21)	$30.73	$25.71	Trustmark Corporation	TRMK	MS	$28.33	$1,638	13.5	13.5	11.9	nm	2.31	2.68	7.12	35.00	51.80	17.59	1.56	$8,250
59.27	50.62	$30.75	$19.05	Capital Bancorp, Inc.	CPBB	TN	$30.50	$48	20.1	nm	nm	20.1	2.22	nm	7.45	0.00	59.91	12.39	0.94	$291
17.66	(4.43)	$50.00	$40.47	Commerce Bancshares, Inc.	CBSH	MO	$46.85	$3,122	15.1	14.6	13.5	14.4	2.22	1.96	9.45	28.57	57.95	14.71	1.53	$14,425
26.80	6.18	$32.24	$23.01	Hancock Holding Company	HBHC	MS	$28.97	$943	16.1	15.6	14.4	14.6	2.17	1.73	8.32	26.67	57.75	13.57	1.40	$4,465
50.23	28.37	$42.00	$26.50	Cass Information Systems, Inc.	CASS	MO	$38.64	$142	17.4	17.6	16.8	14.7	2.14	2.17	10.25	34.40	82.47	13.15	1.30	$604
2.46	(12.78)	$33.64	$18.38	United Security Bancshares, Inc.	USBI	AL	$25.25	$162	12.4	nm	nm	nm	2.10	2.85	12.69	34.48	49.65	17.95	2.33	$580
33.01	5.83	$25.77	$19.22	Hibernia Corporation	HIB	LA	$24.88	$3,861	13.9	13.6	12.3	15.2	2.08	3.22	7.01	38.55	50.51	15.88	1.50	$21,311
18.17	8.47	$57.50	$47.12	Alabama National BanCorporation	ALAB	AL	$57.00	$879	17.5	17.1	15.2	16.6	2.07	2.19	5.98	36.66	63.75	13.92	1.11	$4,939
32.10	7.63	$20.61	$15.57	Republic Bancorp, Inc.	RBCAA	KY	$20.03	$359	12.4	11.9	10.9	12.4	1.95	1.54	8.36	31.28	57.42	17.14	1.41	$2,205
34.65	8.26	$19.50	$14.22	Colonial BancGroup, Inc.	CNB	AL	$18.75	$2,502	15.0	14.2	13.0	14.1	1.95	3.09	5.16	45.60	59.02	13.51	0.97	$17,593
25.74	(1.98)	$45.18	$32.89	Whitney Holding Corporation	WTNY	LA	$40.18	$1,640	16.5	16.2	14.2	15.6	1.95	3.29	9.75	52.87	61.73	11.77	1.32	$7,789
(5.86)	(11.76)	$19.98	$14.81	Cavalry Bancorp, Inc.	CAVB	TN	$15.60	$105	25.2	nm	nm	24.8	1.91	1.54	10.13	38.71	76.45	7.79	0.85	$524
33.94	(7.44)	$24.75	$16.05	Citizens Holding Company	CIZ	MS	$21.15	$106	14.9	16.1	15.7	13.5	1.89	2.84	8.87	41.55	53.90	12.45	1.28	$568
14.98	(5.66)	$64.03	$47.50	IBERIABANK Corporation	IBKC	LA	$55.66	$382	15.8	14.8	13.4	15.0	1.87	1.87	5.94	27.84	54.24	12.75	1.17	$2,352
34.52	6.66	$22.00	$15.06	Auburn National Bancorporation, Inc.	AUBN	AL	$20.98	$81	14.6	nm	nm	13.1	1.86	2.38	7.19	33.68	60.79	14.02	1.04	$608
NA	NA	$30.99	$29.24	Regions Financial Corporation	RF	AL	$30.00	$8,147	12.7	12.6	11.5	nm	1.86	4.45	6.72	50.01	63.20	14.99	1.35	$49,757
0.64	(13.03)	$24.50	$19.35	BancorpSouth, Inc.	BXS	MS	$20.63	$1,585	13.3	13.8	12.1	nm	1.86	3.49	NA	45.16	61.28	13.89	1.17	$10,670
5.97	(9.82)	$27.56	$22.88	NBC Capital Corporation	NBY	MS	$24.05	$196	16.0	15.7	14.6	16.4	1.84	3.99	4.81	64.00	62.58	10.99	1.07	$1,397
13.99	(8.81)	$76.65	$58.40	SunTrust Banks, Inc.	STI	GA	$65.20	$18,434	13.2	12.7	11.7	12.4	1.84	3.07	NA	38.46	60.36	14.44	1.11	$128,135
9.93	(4.85)	$36.55	$28.80	Peoples Holding Company	PHC	MS	$31.40	$257	14.1	13.7	12.6	13.7	1.82	2.55	9.26	34.84	63.59	13.16	1.30	$1,469
20.65	(0.66)	$34.30	$25.50	Community Trust Bancorp, Inc.	CTBI	KY	$30.00	$403	13.8	13.3	12.4	13.4	1.79	3.07	6.81	41.24	57.78	13.48	1.20	$2,442
8.35	4.33	$86.00	$72.45	Bank of America Corporation	BAC	NC	$83.91	$170,449	11.3	11.5	10.5	10.2	1.78	4.29	4.74	44.35	52.57	20.37	1.38	$1,037,202
5.34	(6.40)	$49.49	$40.35	Wachovia Corporation	WB	NC	$43.61	$57,102	12.3	11.1	10.4	11.9	1.75	3.67	4.96	42.25	62.26	14.56	1.20	$418,441
4.81	(4.50)	$37.99	$31.15	Farmers Capital Bank Corporation	FFKT	KY	$32.48	$219	16.2	15.5	14.8	15.5	1.74	4.06	9.69	65.17	64.76	10.80	1.06	$1,294
(4.95)	(0.95)	$27.01	$20.50	Greene County Bancshares, Inc.	GCBS	TN	$23.06	$177	15.0	nm	nm	14.4	1.67	2.08	7.68	38.31	56.54	12.05	1.10	$1,125
(16.74)	1.45	$32.90	$22.23	First Financial Service Corporation	FFKY	KY	$25.21	$92	12.1	nm	nm	11.3	1.61	2.86	7.15	34.62	59.80	13.76	1.13	$692
9.80	3.00	$18.50	$14.87	BancTrust Financial Group, Inc.	BTFG	AL	$16.50	$181	21.4	17.0	14.7	nm	1.55	3.15	NA	67.53	65.81	7.46	0.85	$1,119
37.42	15.04	$41.48	$27.91	Classic Bancshares, Inc.	CLAS	KY	$38.25	$54	15.0	nm	nm	nm	1.54	1.05	8.08	12.26	60.77	11.63	1.17	$336
5.25	(16.58)	$30.39	$21.81	Simmons First National Corporation	SFNC	AR	$23.00	$336	14.2	13.8	12.8	13.9	1.48	2.43	6.99	33.95	61.88	10.95	1.08	$2,371
(22.48)	(17.13)	$40.00	$28.00	Exchange National Bancshares, Inc.	EXJF	MO	$30.00	$125	14.1	nm	nm	13.6	1.40	2.40	7.25	38.03	54.77	10.24	1.05	$901
(5.71)	(15.67)	$39.11	$30.50	First M & F Corporation	FMFC	MS	$31.96	$145	13.4	12.8	12.0	13.3	1.32	3.13	8.67	42.02	62.19	9.84	1.01	$1,094
9.58	1.75	$52.89	$44.40	UMB Financial Corporation	UMBF	MO	$48.37	$1,049	21.0	24.2	17.9	20.6	1.30	1.74	10.80	36.09	81.52	6.15	0.72	$6,933
(6.74)	(25.18)	$9.29	$6.13	Banc Corporation	TBNC	AL	$6.36	$113	8.7	26.5	16.7	2.7	1.20	nm	6.38	0.00	105.15	14.00	1.12	$1,288
18.52	3.53	$23.55	$18.81	HFB Financial Corporation	HFBA	KY	$22.00	$29	11.2	nm	nm	nm	1.19	2.27	9.33	25.38	63.00	10.48	0.97	$257
(2.48)	(4.74)	$20.00	$16.00	Britton & Koontz Capital Corporation	BKBK	MS	$16.45	$35	13.5	13.5	12.1	nm	1.18	3.89	NA	52.46	75.60	8.60	0.71	$379
15.51	6.89	$19.59	$15.22	Peoples Financial Corporation	PFBX	MS	$17.85	$99	19.8	nm	nm	19.2	1.16	1.90	14.36	32.22	72.90	6.06	0.87	$596
16.66	(11.40)	$18.50	$12.95	Pinnacle Bancshares, Inc.	PLE	AL	$14.77	$23	11.0	nm	nm	10.9	1.15	2.98	9.48	29.85	58.19	11.02	1.00	$210
0.74	(13.12)	$17.00	$13.08	Peoples BancTrust Company, Inc. (The)	PBTC	AL	$13.90	$77	14.9	14.8	13.1	nm	1.04	3.17	8.71	47.31	72.32	7.14	0.67	$781
(3.71)	(16.48)	$9.80	$7.01	**Acme Bancshares**	ACME	XY	$7.30	$17	42.9	nm	nm	27.0	0.94	3.84	8.66	205.88	82.05	2.04	0.20	$201
18.82	2.29			**Average**				$6,431	16.3	15.7	13.7	15.6	1.99	2.71	7.88	39.48	61.96	13.56	1.20	$39,622
16.09	(0.81)			**Median**				$297	15.0	14.8	13.4	14.6	1.86	2.84	7.25	38.03	60.77	13.48	1.17	$1,469

Source: *SNL Financial, L.C.*

SOUTHEAST BANK GROUP
Sorted by Dividend Yield

Closing Prices as of:
August 6, 2004

52 Week Perf (%)	YTD Perf (%)	52 Wk High ($)	52 Wk Low ($)	Company Name	Ticker	State	Current Price ($)	Market Cap ($M)	Price / Earnings LTM (x)	Price / Earnings FY 04 (x)	Price / Earnings FY 05 (x)	Price/ Cash EPS (x)	Price/ BVPS (x)	Dividend Yield (%)	Tangible Equity + Assets (%)	Dividend Payout (%)	Efficiency Ratio (%)	LTM ROE (%)	LTM ROA (%)	Assets ($M)
NA	NA	$30.99	$29.24	Regions Financial Corporation	RF	AL	$30.00	$8,147	12.7	12.6	11.5	nm	1.86	4.45	6.72	50.01	63.20	14.99	1.35	$49,757
8.35	4.33	$86.00	$72.45	Bank of America Corporation	BAC	NC	$83.91	$170,449	11.3	11.5	10.5	10.2	1.78	4.29	4.74	44.35	52.57	20.37	1.38	$1,037,202
4.81	(4.50)	$37.99	$31.15	Farmers Capital Bank Corporation	FFKT	KY	$32.48	$219	16.2	15.5	14.8	15.5	1.74	4.06	9.69	65.17	64.76	10.80	1.06	$1,294
17.45	(2.41)	$26.15	$20.66	AmSouth Bancorporation	ASO	AL	$23.91	$8,450	13.1	12.7	11.7	12.5	2.57	4.02	6.23	52.20	53.84	20.08	1.42	$48,341
5.97	(9.82)	$27.56	$22.88	NBC Capital Corporation	NBY	MS	$24.05	$196	16.0	15.7	14.6	16.4	1.84	3.99	4.81	64.00	62.58	10.99	1.07	$1,397
(2.48)	(4.74)	$20.00	$16.00	Britton & Koontz Capital Corporation	BKBK	MS	$16.45	$35	13.5	13.5	12.1	nm	1.18	3.89	NA	52.46	75.60	8.60	0.71	$379
(3.71)	(16.48)	$9.80	$7.01	Acme Bancshares	ACME	XY	$7.30	$17	42.9	nm	nm	27.0	0.94	3.84	8.66	205.88	82.05	2.04	0.20	$201
8.44	(2.04)	$48.65	$38.34	First Horizon National Corporation	FHN	TN	$43.20	$5,335	11.8	11.4	10.4	11.1	2.80	3.70	6.30	41.10	68.69	25.56	1.82	$27,290
5.34	(6.40)	$49.49	$40.35	Wachovia Corporation	WB	NC	$43.61	$57,102	12.3	11.1	10.4	11.9	1.75	3.67	4.96	42.25	62.26	14.56	1.20	$418,441
0.64	(13.03)	$24.50	$19.35	BancorpSouth, Inc.	BXS	MS	$20.63	$1,585	13.3	13.8	12.1	nm	1.86	3.49	NA	45.16	61.28	13.89	1.17	$10,670
25.74	(1.98)	$45.18	$32.89	Whitney Holding Corporation	WTNY	LA	$40.18	$1,640	16.5	16.2	14.2	15.6	1.95	3.29	9.75	52.87	61.73	11.77	1.32	$7,789
33.01	5.83	$25.77	$19.22	Hibernia Corporation	HIB	LA	$24.88	$3,861	13.9	13.6	12.3	15.2	2.08	3.22	7.01	38.55	50.51	15.88	1.50	$21,311
0.74	(13.12)	$17.00	$13.08	Peoples BancTrust Company, Inc. (The)	PBTC	AL	$13.90	$77	14.9	14.8	13.1	nm	1.04	3.17	8.71	47.31	72.32	7.14	0.67	$781
9.80	3.00	$18.50	$14.87	BancTrust Financial Group, Inc.	BTFG	AL	$16.50	$181	21.4	17.0	14.7	nm	1.55	3.15	NA	67.53	65.81	7.46	0.85	$1,119
(5.71)	(15.67)	$39.11	$30.50	First M & F Corporation	FMFC	MS	$31.96	$145	13.4	12.8	12.0	13.3	1.32	3.13	8.67	42.02	62.19	9.84	1.01	$1,094
34.65	8.26	$19.50	$14.22	Colonial BancGroup, Inc.	CNB	AL	$18.75	$2,502	15.0	14.2	13.0	14.1	1.95	3.09	5.16	45.60	59.02	13.51	0.97	$17,593
13.99	(8.81)	$76.65	$58.40	SunTrust Banks, Inc.	STI	GA	$65.20	$18,434	13.2	12.7	11.7	12.4	1.84	3.07	NA	38.46	60.36	14.44	1.11	$128,135
20.65	(0.66)	$34.30	$25.50	Community Trust Bancorp, Inc.	CTBI	KY	$30.00	$403	13.8	13.3	12.4	13.4	1.79	3.07	6.81	41.24	57.78	13.48	1.20	$2,442
39.53	19.17	$32.98	$23.48	National Commerce Financial Corporation	NCF	TN	$32.51	$6,665	20.4	17.7	15.9	16.1	2.40	3.05	6.78	46.78	51.01	12.68	1.52	$24,044
16.66	(11.40)	$18.50	$12.95	Pinnacle Bancshares, Inc.	PLE	AL	$14.77	$23	11.0	nm	nm	10.9	1.15	2.98	9.48	29.85	58.19	11.02	1.00	$210
33.41	9.22	$44.58	$30.77	Compass Bancshares, Inc.	CBSS	AL	$42.98	$5,269	15.4	14.8	13.4	15.1	2.75	2.91	NA	42.47	55.61	18.36	1.31	$27,901
(16.74)	1.45	$32.90	$22.23	First Financial Service Corporation	FFKY	KY	$25.21	$92	12.1	nm	nm	11.3	1.61	2.86	7.15	34.62	59.80	13.76	1.13	$692
2.46	(12.78)	$33.64	$18.38	United Security Bancshares, Inc.	USBI	AL	$25.25	$162	12.4	nm	nm	nm	2.10	2.85	12.69	34.48	49.65	17.95	2.33	$580
33.94	(7.44)	$24.75	$16.05	Citizens Holding Company	CIZ	MS	$21.15	$106	14.9	16.1	15.7	13.5	1.89	2.84	8.87	41.55	53.90	12.45	1.28	$568
10.00	(3.21)	$30.73	$25.71	Trustmark Corporation	TRMK	MS	$28.33	$1,638	13.5	13.5	11.9	nm	2.31	2.68	7.12	35.00	51.80	17.59	1.56	$8,250
9.93	(4.85)	$36.55	$28.80	Peoples Holding Company	PHC	MS	$31.40	$257	14.1	13.7	12.6	13.7	1.82	2.55	9.26	34.84	63.59	13.16	1.30	$1,469
39.42	16.86	$40.04	$27.95	SouthTrust Corporation	SOTR	AL	$38.26	$12,721	17.4	16.9	15.3	16.1	2.85	2.51	6.91	40.91	49.92	16.81	1.43	$52,910
5.25	(16.58)	$30.39	$21.81	Simmons First National Corporation	SFNC	AR	$23.00	$336	14.2	13.8	12.8	13.9	1.48	2.43	6.99	33.95	61.88	10.95	1.08	$2,371
(22.48)	(17.13)	$40.00	$28.00	Exchange National Bancshares, Inc.	EXJF	MO	$30.00	$125	14.1	nm	nm	13.6	1.40	2.40	7.25	38.03	54.77	10.24	1.05	$901
34.52	6.66	$22.00	$15.06	Auburn National Bancorporation, Inc.	AUBN	AL	$20.98	$81	14.6	nm	nm	13.1	1.86	2.38	7.19	33.68	60.79	14.02	1.04	$608
18.52	3.53	$23.55	$18.81	HFB Financial Corporation	HFBA	KY	$22.00	$29	11.2	nm	nm	nm	1.19	2.27	9.33	25.38	63.00	10.48	0.97	$257
18.17	8.47	$57.50	$47.12	Alabama National BanCorporation	ALAB	AL	$57.00	$879	17.5	17.1	15.2	16.6	2.07	2.19	5.98	36.66	63.75	13.92	1.11	$4,939
50.23	28.37	$42.00	$26.50	Cass Information Systems, Inc.	CASS	MO	$38.64	$142	17.4	17.6	16.8	14.7	2.14	2.17	10.25	34.40	82.47	13.15	1.30	$604
(4.95)	(0.95)	$27.01	$20.50	Greene County Bancshares, Inc.	GCBS	TN	$23.06	$177	15.0	nm	nm	14.4	1.67	2.08	7.68	38.31	56.54	12.05	1.10	$1,125
17.66	(4.43)	$50.00	$40.47	Commerce Bancshares, Inc.	CBSH	MO	$46.85	$3,122	15.1	14.6	13.5	14.4	2.22	1.96	9.45	28.57	57.95	14.71	1.53	$14,425
15.51	6.89	$19.59	$15.22	Peoples Financial Corporation	PFBX	MS	$17.85	$99	19.8	nm	nm	19.2	1.16	1.90	14.36	32.22	72.90	6.06	0.87	$596
14.98	(5.66)	$64.03	$47.50	IBERIABANK Corporation	IBKC	LA	$55.66	$382	15.8	14.8	13.4	15.0	1.87	1.87	5.94	27.84	54.24	12.75	1.17	$2,352
22.33	4.72	$23.78	$17.79	S.Y. Bancorp, Inc.	SYI	KY	$21.53	$297	16.3	16.1	14.0	16.3	2.78	1.86	9.43	25.76	57.00	18.22	1.66	$1,128
9.58	1.75	$52.89	$44.40	UMB Financial Corporation	UMBF	MO	$48.37	$1,049	21.0	24.2	17.9	20.6	1.30	1.74	10.80	36.09	81.52	6.15	0.72	$6,933
26.80	6.18	$32.24	$23.01	Hancock Holding Company	HBHC	MS	$28.97	$943	16.1	15.6	14.4	14.6	2.17	1.73	8.32	26.67	57.75	13.57	1.40	$4,465
41.07	21.37	$32.07	$19.00	Great Southern Bancorp, Inc.	GSBC	MO	$28.14	$386	15.7	14.7	13.3	nm	3.07	1.56	NA	22.35	46.19	20.36	1.60	$1,700
(5.86)	(11.76)	$19.98	$14.81	Cavalry Bancorp, Inc.	CAVB	TN	$15.60	$105	25.2	nm	nm	24.8	1.92	1.54	10.13	38.71	76.45	7.79	0.85	$524
32.10	7.63	$20.61	$15.57	Republic Bancorp, Inc.	RBCAA	KY	$20.03	$359	12.4	11.9	10.9	12.4	1.95	1.54	8.36	31.28	57.42	17.14	1.41	$2,205
35.47	12.03	$28.35	$18.68	Bank of the Ozarks, Inc.	OZRK	AR	$25.24	$414	18.0	16.6	14.4	17.4	4.12	1.27	6.19	18.93	46.93	23.69	1.68	$1,516
37.42	15.04	$41.48	$27.91	Classic Bancshares, Inc.	CLAS	KY	$38.25	$54	15.0	nm	nm	nm	1.54	1.05	8.08	12.26	60.77	11.63	1.17	$336
20.34	6.98	$36.68	$26.80	MidSouth Bancorp, Inc.	MSL	LA	$33.70	$108	16.5	16.0	14.3	16.4	3.19	0.71	6.90	16.67	63.05	20.48	1.55	$477
59.27	50.62	$30.75	$19.05	Capital Bancorp, Inc.	CPBB	TN	$30.50	$48	20.1	nm	nm	20.1	2.22	nm	7.45	0.00	59.91	12.39	0.94	$291
(6.74)	(25.18)	$9.29	$6.13	Banc Corporation	TBNC	AL	$6.36	$113	8.7	26.5	16.7	2.7	1.20	nm	6.38	0.00	105.15	14.00	1.12	$1,288
138.11	82.38	$23.70	$8.93	Pinnacle Financial Partners, Inc.	PNFP	TN	$21.43	$159	44.6	35.1	24.4	42.0	4.52	nm	5.99	0.00	65.41	11.28	0.81	$586
18.82	2.29			**Average**				$6,431	16.3	15.7	13.7	15.6	1.99	2.71	7.88	39.48	61.96	13.56	1.20	$39,622
16.09	(0.81)			**Median**				$297	15.0	14.8	13.4	14.6	1.86	2.84	7.25	38.03	60.77	13.48	1.17	$1,469

Source: SNL Financial, L.C.

SOUTHEAST BANK GROUP
Sorted by Tangible Equity to Assets

Closing Prices as of:
August 6, 2004

52 Week Perf (%)	YTD Perf (%)	52 Wk High ($)	52 Wk Low ($)	Company Name	Ticker	State	Current Price ($)	Market Cap ($M)	Price / Earnings LTM (x)	Price / Earnings FY 04 (x)	Price / Earnings FY 05 (x)	Price/ Cash EPS (x)	Price/ BVPS (x)	Dividend Yield (%)	Tangible Equity+ Assets (%)	Dividend Payout (%)	Efficiency Ratio (%)	LTM ROE (%)	LTM ROA (%)	Assets ($M)
15.51	6.89	$19.59	$15.22	Peoples Financial Corporation	PFBX	MS	$17.85	$99	19.8	nm	nm	19.2	1.16	1.90	14.36	32.22	72.90	6.06	0.87	$596
2.46	(12.78)	$33.64	$18.38	United Security Bancshares, Inc.	USBI	AL	$25.25	$162	12.4	nm	nm	nm	2.10	2.85	12.69	34.48	49.65	17.95	2.33	$580
9.58	1.75	$52.89	$44.40	UMB Financial Corporation	UMBF	MO	$48.37	$1,049	21.0	24.2	17.9	20.6	1.30	1.74	10.80	36.09	81.52	6.15	0.72	$6,933
50.23	28.37	$42.00	$26.50	Cass Information Systems, Inc.	CASS	MO	$38.64	$142	17.4	17.6	16.8	14.7	2.14	2.17	10.25	34.40	82.47	13.15	1.30	$604
(5.86)	(11.76)	$19.98	$14.81	Cavalry Bancorp, Inc.	CAVB	TN	$15.60	$105	25.2	nm	nm	24.8	1.92	1.54	10.13	38.71	76.45	7.79	0.85	$524
25.74	(1.98)	$45.18	$32.89	Whitney Holding Corporation	WTNY	LA	$40.18	$1,640	16.5	16.2	14.2	15.6	1.95	3.29	9.75	52.87	61.73	11.77	1.32	$7,789
4.81	(4.50)	$37.99	$31.15	Farmers Capital Bank Corporation	FFKT	KY	$32.48	$219	16.2	15.5	14.8	15.5	1.74	4.06	9.69	65.17	64.76	10.80	1.06	$1,294
16.66	(11.40)	$18.50	$12.95	Pinnacle Bancshares, Inc.	PLE	AL	$14.77	$23	11.0	nm	nm	10.9	1.15	2.98	9.48	29.85	58.19	11.02	1.00	$210
17.66	(4.43)	$50.00	$40.47	Commerce Bancshares, Inc.	CBSH	MO	$46.85	$3,122	15.1	14.6	13.5	14.4	2.22	1.96	9.45	28.57	57.95	14.71	1.53	$14,425
22.33	4.72	$23.78	$17.79	S.Y. Bancorp, Inc.	SYI	KY	$21.53	$297	16.3	16.1	14.0	16.3	2.78	1.86	9.43	25.76	57.00	18.22	1.66	$1,128
18.52	3.53	$23.55	$18.81	HFB Financial Corporation	HFBA	KY	$22.00	$29	11.2	nm	nm	nm	1.19	2.27	9.33	25.38	63.00	10.48	0.97	$257
9.93	(4.85)	$36.55	$28.80	Peoples Holding Company	PHC	MS	$31.40	$257	14.1	13.7	12.6	13.7	1.82	2.55	9.26	34.84	63.59	13.16	1.30	$1,469
33.94	(7.44)	$24.75	$16.05	Citizens Holding Company	CIZ	MS	$21.15	$106	14.9	16.1	15.7	13.5	1.89	2.84	8.87	41.55	53.90	12.45	1.28	$568
0.74	(13.12)	$17.00	$13.08	Peoples BancTrust Company, Inc. (The)	PBTC	AL	$13.90	$77	14.9	14.8	13.1	nm	1.04	3.17	8.71	47.31	72.32	7.14	0.67	$781
(5.71)	(15.67)	$39.11	$30.50	First M & F Corporation	FMFC	MS	$31.96	$145	13.4	12.8	12.0	13.3	1.32	3.13	8.67	42.02	62.19	9.84	1.01	$1,094
(3.71)	(16.48)	$9.80	$7.01	Acme Bancshares	ACME	XY	$7.30	$17	42.9	nm	nm	27.0	0.94	3.84	8.66	205.88	82.05	2.04	0.20	$201
32.10	7.63	$20.61	$15.57	Republic Bancorp, Inc.	RBCAA	KY	$20.03	$359	12.4	11.9	10.9	12.4	1.95	1.54	8.36	31.28	57.42	17.14	1.41	$2,205
26.80	6.18	$32.24	$23.01	Hancock Holding Company	HBHC	MS	$28.97	$943	16.1	15.6	14.4	14.6	2.17	1.73	8.32	26.67	57.75	13.57	1.40	$4,465
37.42	15.04	$41.48	$27.91	Classic Bancshares, Inc.	CLAS	KY	$38.25	$54	15.0	nm	nm	nm	1.54	1.05	8.08	12.26	60.77	11.63	1.17	$336
(4.95)	(0.95)	$27.01	$20.50	Greene County Bancshares, Inc.	GCBS	TN	$23.06	$177	15.0	nm	nm	14.4	1.67	2.08	7.68	38.31	56.54	12.05	1.10	$1,125
59.27	50.62	$30.75	$19.05	Capital Bancorp, Inc.	CPBB	TN	$30.50	$48	20.1	nm	nm	20.1	2.22	nm	7.45	0.00	59.91	12.39	0.94	$291
(22.48)	(17.13)	$40.00	$28.00	Exchange National Bancshares, Inc.	EXJF	MO	$30.00	$125	14.1	nm	nm	13.6	1.40	2.40	7.25	38.03	54.77	10.24	1.05	$901
34.52	6.66	$22.00	$15.06	Auburn National Bancorporation, Inc.	AUBN	AL	$20.98	$81	14.6	nm	nm	13.1	1.86	2.38	7.19	33.68	60.79	14.02	1.04	$608
(16.74)	1.45	$32.90	$22.23	First Financial Service Corporation	FFKY	KY	$25.21	$92	12.1	nm	nm	11.3	1.61	2.86	7.15	34.62	59.80	13.76	1.13	$692
10.00	(3.21)	$30.73	$25.71	Trustmark Corporation	TRMK	MS	$28.33	$1,638	13.5	13.5	11.9	nm	2.31	2.68	7.12	35.00	51.80	17.59	1.56	$8,250
33.01	5.83	$25.77	$19.22	Hibernia Corporation	HIB	LA	$24.88	$3,861	13.9	13.6	12.3	15.2	2.08	3.22	7.01	38.55	50.51	15.88	1.50	$21,311
5.25	(16.58)	$30.39	$21.81	Simmons First National Corporation	SFNC	AR	$23.00	$336	14.2	13.8	12.8	13.9	1.48	2.43	6.99	33.95	61.88	10.95	1.08	$2,371
39.42	16.86	$40.04	$27.95	SouthTrust Corporation	SOTR	AL	$38.26	$12,721	17.4	16.9	15.3	16.1	2.85	2.51	6.91	40.91	49.92	16.81	1.43	$52,910
20.34	6.98	$36.68	$26.80	MidSouth Bancorp, Inc.	MSL	LA	$33.70	$108	16.5	16.0	14.3	16.4	3.19	0.71	6.90	16.67	63.05	20.48	1.55	$477
20.65	(0.66)	$34.30	$25.50	Community Trust Bancorp, Inc.	CTBI	KY	$30.00	$403	13.8	13.3	12.4	13.4	1.79	3.07	6.81	41.24	57.78	13.48	1.20	$2,442
39.53	19.17	$32.98	$23.48	National Commerce Financial Corporation	NCF	TN	$32.51	$6,665	20.4	17.7	15.9	16.1	2.40	3.05	6.78	46.78	51.01	12.68	1.52	$24,044
NA	NA	$30.99	$29.24	Regions Financial Corporation	RF	AL	$30.00	$8,147	12.7	12.6	11.5	nm	1.86	4.45	6.72	50.01	63.20	14.99	1.35	$49,757
(6.74)	(25.18)	$9.29	$6.13	Banc Corporation	TBNC	AL	$6.36	$113	8.7	26.5	16.7	2.7	1.20	nm	6.38	0.00	105.15	14.00	1.12	$1,288
8.44	(2.04)	$48.65	$38.34	First Horizon National Corporation	FHN	TN	$43.20	$5,335	11.8	11.4	10.4	11.1	2.80	3.70	6.30	41.10	68.69	25.56	1.82	$27,290
17.45	(2.41)	$26.15	$20.66	AmSouth Bancorporation	ASO	AL	$23.91	$8,450	13.1	12.7	11.7	12.5	2.57	4.02	6.23	52.20	53.84	20.08	1.42	$48,341
35.47	12.03	$28.35	$18.68	Bank of the Ozarks, Inc.	OZRK	AR	$25.24	$414	18.0	16.6	14.4	17.4	4.12	1.27	6.19	18.93	46.93	23.69	1.68	$1,516
138.11	82.38	$23.70	$8.93	Pinnacle Financial Partners, Inc.	PNFP	TN	$21.43	$159	44.6	35.1	24.4	42.0	4.52	nm	5.99	0.00	65.41	11.28	0.81	$586
18.17	8.47	$57.50	$47.12	Alabama National BanCorporation	ALAB	AL	$57.00	$879	17.5	17.1	15.2	16.6	2.07	2.19	5.98	36.66	63.75	13.92	1.11	$4,939
14.98	(5.66)	$64.03	$47.50	IBERIABANK Corporation	IBKC	LA	$55.66	$382	15.8	14.8	13.4	15.0	1.87	1.87	5.94	27.84	54.24	12.75	1.17	$2,352
34.65	8.26	$19.50	$14.22	Colonial BancGroup, Inc.	CNB	AL	$18.75	$2,502	15.0	14.2	13.0	14.1	1.95	3.09	5.16	45.60	59.02	13.51	0.97	$17,593
5.34	(6.40)	$49.49	$40.35	Wachovia Corporation	WB	NC	$43.61	$57,102	12.3	11.1	10.4	11.9	1.75	3.67	4.96	42.25	62.26	14.56	1.20	$418,441
5.97	(9.82)	$27.56	$22.88	NBC Capital Corporation	NBY	MS	$24.05	$196	16.0	15.7	14.6	16.4	1.84	3.99	4.81	64.00	62.58	10.99	1.07	$1,397
8.35	4.33	$86.00	$72.45	Bank of America Corporation	BAC	NC	$83.91	$170,449	11.3	11.5	10.5	10.2	1.78	4.29	4.74	44.35	52.57	20.37	1.38	$1,037,202
(2.48)	(4.74)	$20.00	$16.00	Britton & Koontz Capital Corporation	BKBK	MS	$16.45	$35	13.5	13.5	12.1	nm	1.18	3.89	NA	52.46	75.60	8.60	0.71	$379
0.64	(13.03)	$24.50	$19.35	BancorpSouth, Inc.	BXS	MS	$20.63	$1,585	13.3	13.8	12.1	nm	1.86	3.49	NA	45.16	61.28	13.89	1.17	$10,670
33.41	9.22	$44.58	$30.77	Compass Bancshares, Inc.	CBSS	AL	$42.98	$5,269	15.4	14.8	13.4	15.1	2.75	2.91	NA	42.47	55.61	18.36	1.31	$27,901
41.07	21.37	$32.07	$19.00	Great Southern Bancorp, Inc.	GSBC	MO	$28.14	$386	15.7	14.7	13.3	nm	3.07	1.56	NA	22.35	46.19	20.36	1.60	$1,700
13.99	(8.81)	$76.65	$58.40	SunTrust Banks, Inc.	STI	GA	$65.20	$18,434	13.2	12.7	11.7	12.4	1.84	3.07	NA	38.46	60.36	14.44	1.11	$128,135
9.80	3.00	$18.50	$14.87	BancTrust Financial Group, Inc.	BTFG	AL	$16.50	$181	21.4	17.0	14.7	nm	1.55	3.15	NA	67.53	65.81	7.46	0.85	$1,119
18.82	**2.29**			**Average**				**$6,431**	**16.3**	**15.7**	**13.7**	**15.6**	**1.99**	**2.71**	**7.88**	**39.48**	**61.96**	**13.56**	**1.20**	**$39,622**
16.09	**(0.81)**			**Median**				**$297**	**15.0**	**14.8**	**13.4**	**14.6**	**1.86**	**2.84**	**7.25**	**38.03**	**60.77**	**13.48**	**1.17**	**$1,469**

Source: SNL Financial, L.C.

SOUTHEAST BANK GROUP
Sorted by Dividend Payout

Closing Prices as of:
August 6, 2004

52 Week Perf (%)	YTD Perf (%)	52 Wk High ($)	52 Wk Low ($)	Company Name	Ticker	State	Current Price ($)	Market Cap ($M)	Price / Earnings LTM (x)	Price / Earnings FY 04 (x)	Price / Earnings FY 05 (x)	Price/ Cash EPS (x)	Price/ BVPS (x)	Dividend Yield (%)	Tangible Equity + Assets (%)	Dividend Payout (%)	Efficiency Ratio (%)	LTM ROE (%)	LTM ROA (%)	Assets ($M)
(3.71)	(16.48)	$9.80	$7.01	# Acme Bancshares	ACME	XY	$7.30	$17	42.9	nm	nm	27.0	0.94	3.84	8.66	205.88	82.05	2.04	0.20	$201
9.80	3.00	$18.50	$14.87	BancTrust Financial Group, Inc.	BTFG	AL	$16.50	$181	21.4	17.0	14.7	nm	1.55	3.15	NA	67.53	65.81	7.46	0.85	$1,119
4.81	(4.50)	$37.99	$31.15	Farmers Capital Bank Corporation	FFKT	KY	$32.48	$219	16.2	15.5	14.8	15.5	1.74	4.06	9.69	65.17	64.76	10.80	1.06	$1,294
5.97	(9.82)	$27.56	$22.88	NBC Capital Corporation	NBY	MS	$24.05	$196	16.0	15.7	14.6	16.4	1.84	3.99	4.81	64.00	62.58	10.99	1.07	$1,397
25.74	(1.98)	$45.18	$32.89	Whitney Holding Corporation	WTNY	LA	$40.18	$1,640	16.5	16.2	14.2	15.6	1.95	3.29	9.75	52.87	61.73	11.77	1.32	$7,789
(2.48)	(4.74)	$20.00	$16.00	Britton & Koontz Capital Corporation	BKBK	MS	$16.45	$35	13.5	13.5	12.1	nm	1.18	3.89	NA	52.46	75.60	8.60	0.71	$379
17.45	(2.41)	$26.15	$20.66	AmSouth Bancorporation	ASO	AL	$23.91	$8,450	13.1	12.7	11.7	12.5	2.57	4.02	6.23	52.20	53.84	20.08	1.42	$48,341
NA	NA	$30.99	$29.24	Regions Financial Corporation	RF	AL	$30.00	$8,147	12.7	12.6	11.5	nm	1.86	4.45	6.72	50.01	63.20	14.99	1.35	$49,757
0.74	(13.12)	$17.00	$13.08	Peoples BancTrust Company, Inc. (The)	PBTC	AL	$13.90	$77	14.9	14.8	13.1	nm	1.04	3.17	8.71	47.31	72.32	7.14	0.67	$781
39.53	19.17	$32.98	$23.48	National Commerce Financial Corporation	NCF	TN	$32.51	$6,665	20.4	17.7	15.9	16.1	2.40	3.05	6.78	46.78	51.01	12.68	1.52	$24,044
34.65	8.26	$19.50	$14.22	Colonial BancGroup, Inc.	CNB	AL	$18.75	$2,502	15.0	14.2	13.0	14.1	1.95	3.09	5.16	45.60	59.02	13.51	0.97	$17,593
0.64	(13.03)	$24.50	$19.35	BancorpSouth, Inc.	BXS	MS	$20.63	$1,585	13.3	13.8	12.1	nm	1.86	3.49	NA	45.16	61.28	13.89	1.17	$10,670
8.35	4.33	$86.00	$72.45	Bank of America Corporation	BAC	NC	$83.91	$170,449	11.3	11.5	10.5	10.2	1.78	4.29	4.74	44.35	52.57	20.37	1.38	$1,037,202
33.41	9.22	$44.58	$30.77	Compass Bancshares, Inc.	CBSS	AL	$42.98	$5,269	15.4	14.8	13.4	15.1	2.75	2.91	NA	42.47	55.61	18.36	1.31	$27,901
5.34	(6.40)	$49.49	$40.35	Wachovia Corporation	WB	NC	$43.61	$57,102	12.3	11.1	10.4	11.9	1.75	3.67	4.96	42.25	62.26	14.56	1.20	$418,441
(5.71)	(15.67)	$39.11	$30.50	First M & F Corporation	FMFC	MS	$31.96	$145	13.4	12.8	12.0	13.3	1.32	3.13	8.67	42.02	62.19	9.84	1.01	$1,094
33.94	(7.44)	$24.75	$16.05	Citizens Holding Company	CIZ	MS	$21.15	$106	14.9	16.1	15.7	13.5	1.89	2.84	8.87	41.55	53.90	12.45	1.28	$568
20.65	(0.66)	$34.30	$25.50	Community Trust Bancorp, Inc.	CTBI	KY	$30.00	$403	13.8	13.3	12.4	13.4	1.79	3.07	6.81	41.24	57.78	13.48	1.20	$2,442
8.44	(2.04)	$48.65	$38.34	First Horizon National Corporation	FHN	TN	$43.20	$5,335	11.8	11.4	10.4	11.1	2.80	3.70	6.30	41.10	68.69	25.56	1.82	$27,290
39.42	16.86	$40.04	$27.95	SouthTrust Corporation	SOTR	AL	$38.26	$12,721	17.4	16.9	15.3	16.1	2.85	2.51	6.91	40.91	49.92	16.81	1.43	$52,910
(5.86)	(11.76)	$19.98	$14.81	Cavalry Bancorp, Inc.	CAVB	TN	$15.60	$105	25.2	nm	nm	24.8	1.92	1.54	10.13	38.71	76.45	7.79	0.85	$524
33.01	5.83	$25.77	$19.22	Hibernia Corporation	HIB	LA	$24.88	$3,861	13.9	13.6	12.3	15.2	2.08	3.22	7.01	38.55	50.51	15.88	1.50	$21,311
13.99	(8.81)	$76.65	$58.40	SunTrust Banks, Inc.	STI	GA	$65.20	$18,434	13.2	12.7	11.7	12.4	1.84	3.07	NA	38.46	60.36	14.44	1.11	$128,135
(4.95)	(0.95)	$27.01	$20.50	Greene County Bancshares, Inc.	GCBS	TN	$23.06	$177	15.0	nm	nm	14.4	1.67	2.08	7.68	38.31	56.54	12.05	1.10	$1,125
(22.48)	(17.13)	$40.00	$28.00	Exchange National Bancshares, Inc.	EXJF	MO	$30.00	$125	14.1	nm	nm	13.6	1.40	2.40	7.25	38.03	54.77	10.24	1.05	$901
18.17	8.47	$57.50	$47.12	Alabama National BanCorporation	ALAB	AL	$57.00	$879	17.5	17.1	15.2	16.6	2.07	2.19	5.98	36.66	63.75	13.92	1.11	$4,939
9.58	1.75	$52.89	$44.40	UMB Financial Corporation	UMBF	MO	$48.37	$1,049	21.0	24.2	17.9	20.6	1.30	1.74	10.80	36.09	81.52	6.15	0.72	$6,933
10.00	(3.21)	$30.73	$25.71	Trustmark Corporation	TRMK	MS	$28.33	$1,638	13.5	13.5	11.9	nm	2.31	2.68	7.12	35.00	51.80	17.59	1.56	$8,250
9.93	(4.85)	$36.55	$28.80	Peoples Holding Company	PHC	MS	$31.40	$257	14.1	13.7	12.6	13.7	1.82	2.55	9.26	34.84	63.59	13.16	1.30	$1,469
(16.74)	1.45	$32.90	$22.23	First Financial Service Corporation	FFKY	KY	$25.21	$92	12.1	nm	nm	11.3	1.61	2.86	7.15	34.62	59.80	13.76	1.13	$692
2.46	(12.78)	$33.64	$18.38	United Security Bancshares, Inc.	USBI	AL	$25.25	$162	12.4	nm	nm	nm	2.10	2.85	12.69	34.48	49.65	17.95	2.33	$580
50.23	28.37	$42.00	$26.50	Cass Information Systems, Inc.	CASS	MO	$38.64	$142	17.4	17.6	16.8	14.7	2.14	2.17	10.25	34.40	82.47	13.15	1.30	$604
5.25	(16.58)	$30.39	$21.81	Simmons First National Corporation	SFNC	AR	$23.00	$336	14.2	13.8	12.8	13.9	1.48	2.43	6.99	33.95	61.88	10.95	1.08	$2,371
34.52	6.66	$22.00	$15.06	Auburn National Bancorporation, Inc.	AUBN	AL	$20.98	$81	14.6	nm	nm	13.1	1.86	2.38	7.19	33.68	60.79	14.02	1.04	$608
15.51	6.89	$19.59	$15.22	Peoples Financial Corporation	PFBX	MS	$17.85	$99	19.8	nm	nm	19.2	1.16	1.90	14.36	32.22	72.90	6.06	0.87	$596
32.10	7.63	$20.61	$15.57	Republic Bancorp, Inc.	RBCAA	KY	$20.03	$359	12.4	11.9	10.9	12.4	1.95	1.54	8.36	31.28	57.42	17.14	1.41	$2,205
16.66	(11.40)	$18.50	$12.95	Pinnacle Bancshares, Inc.	PLE	AL	$14.77	$23	11.0	nm	nm	10.9	1.15	2.98	9.48	29.85	58.19	11.02	1.00	$210
17.66	(4.43)	$50.00	$40.47	Commerce Bancshares, Inc.	CBSH	MO	$46.85	$3,122	15.1	14.6	13.5	14.4	2.22	1.96	9.45	28.57	57.95	14.71	1.53	$14,425
14.98	(5.66)	$64.03	$47.50	IBERIABANK Corporation	IBKC	LA	$55.66	$382	15.8	14.8	13.4	15.0	1.87	1.87	5.94	27.84	54.24	12.75	1.17	$2,352
26.80	6.18	$32.24	$23.01	Hancock Holding Company	HBHC	MS	$28.97	$943	16.1	15.6	14.4	14.6	2.17	1.73	8.32	26.67	57.75	13.57	1.40	$4,465
22.33	4.72	$23.78	$17.79	S.Y. Bancorp, Inc.	SYI	KY	$21.53	$297	16.3	16.1	14.0	16.3	2.78	1.86	9.43	25.76	57.00	18.22	1.66	$1,128
18.52	3.53	$23.55	$18.81	HFB Financial Corporation	HFBA	KY	$22.00	$29	11.2	nm	nm	nm	1.19	2.27	9.33	25.38	63.00	10.48	0.97	$257
41.07	21.37	$32.07	$19.00	Great Southern Bancorp, Inc.	GSBC	MO	$28.14	$386	15.7	14.7	13.3	nm	3.07	1.56	NA	22.35	46.19	20.36	1.60	$1,700
35.47	12.03	$28.35	$18.68	Bank of the Ozarks, Inc.	OZRK	AR	$25.24	$414	18.0	16.6	14.4	17.4	4.12	1.27	6.19	18.93	46.93	23.69	1.68	$1,516
20.34	6.98	$36.68	$26.80	MidSouth Bancorp, Inc.	MSL	LA	$33.70	$108	16.5	16.0	14.3	16.4	3.19	0.71	6.90	16.67	63.05	20.48	1.55	$477
37.42	15.04	$41.48	$27.91	Classic Bancshares, Inc.	CLAS	KY	$38.25	$54	15.0	nm	nm	nm	1.54	1.05	8.08	12.26	60.77	11.63	1.17	$336
59.27	50.62	$30.75	$19.05	Capital Bancorp, Inc.	CPBB	TN	$30.50	$48	20.1	nm	nm	20.1	2.22	nm	7.45	0.00	59.91	12.39	0.94	$291
(6.74)	(25.18)	$9.29	$6.13	Banc Corporation	TBNC	AL	$6.36	$113	8.7	26.5	16.7	2.7	1.20	nm	6.38	0.00	105.15	14.00	1.12	$1,288
138.11	82.38	$23.70	$8.93	Pinnacle Financial Partners, Inc.	PNFP	TN	$21.43	$159	44.6	35.1	24.4	42.0	4.52	nm	5.99	0.00	65.41	11.28	0.81	$586
18.82	2.29			Average				$6,431	16.3	15.7	13.7	15.6	1.99	2.71	7.88	39.48	61.96	13.56	1.20	$39,622
16.09	(0.81)			Median				$297	15.0	14.8	13.4	14.6	1.86	2.84	7.25	38.03	60.77	13.48	1.17	$1,469

Source: SNL Financial, L.C.

SOUTHEAST BANK GROUP
Sorted by Efficiency Ratio

Closing Prices as of:
August 6, 2004

52 Week Perf (%)	YTD Perf (%)	52 Wk High ($)	52 Wk Low ($)	Company Name	Ticker	State	Current Price ($)	Market Cap ($M)	Price / Earnings LTM (x)	Price / Earnings FY 04 (x)	Price / Earnings FY 05 (x)	Price/ Cash EPS (x)	Price/ BVPS (x)	Dividend Yield (%)	Tangible Equity + Assets (%)	Dividend Payout (%)	Efficiency Ratio (%)	LTM ROE (%)	LTM ROA (%)	Assets ($M)
41.07	21.37	$32.07	$19.00	Great Southern Bancorp, Inc.	GSBC	MO	$28.14	$386	15.7	14.7	13.3	nm	3.07	1.56	NA	22.35	46.19	20.36	1.60	$1,700
35.47	12.03	$28.35	$18.68	Bank of the Ozarks, Inc.	OZRK	AR	$25.24	$414	18.0	16.6	14.4	17.4	4.12	1.27	6.19	18.93	46.93	23.69	1.68	$1,516
2.46	(12.78)	$33.64	$18.38	United Security Bancshares, Inc.	USBI	AL	$25.25	$162	12.4	nm	nm	nm	2.10	2.85	12.69	34.48	49.65	17.95	2.33	$580
39.42	16.86	$40.04	$27.95	SouthTrust Corporation	SOTR	AL	$38.26	$12,721	17.4	16.9	15.3	16.1	2.85	2.51	6.91	40.91	49.92	16.81	1.43	$52,910
33.01	5.83	$25.77	$19.22	Hibernia Corporation	HIB	LA	$24.88	$3,861	13.9	13.6	12.3	15.2	2.08	3.22	7.01	38.55	50.51	15.88	1.50	$21,311
39.53	19.17	$32.98	$23.48	National Commerce Financial Corporation	NCF	TN	$32.51	$6,665	20.4	17.7	15.9	16.1	2.40	3.05	6.78	46.78	51.01	12.68	1.52	$24,044
10.00	(3.21)	$30.73	$25.71	Trustmark Corporation	TRMK	MS	$28.33	$1,638	13.5	13.5	11.9	nm	2.31	2.68	7.12	35.00	51.80	17.59	1.56	$8,250
8.35	4.33	$86.00	$72.45	Bank of America Corporation	BAC	NC	$83.91	$170,449	11.3	11.5	10.5	10.2	1.78	4.29	4.74	44.35	52.57	20.37	1.38	$1,037,202
17.45	(2.41)	$26.15	$20.66	AmSouth Bancorporation	ASO	AL	$23.91	$8,450	13.1	12.7	11.7	12.5	2.57	4.02	6.23	52.20	53.84	20.08	1.42	$48,341
33.94	(7.44)	$24.75	$16.05	Citizens Holding Company	CIZ	MS	$21.15	$106	14.9	16.1	15.7	13.5	1.89	2.84	8.87	41.55	53.90	12.45	1.28	$568
14.98	(5.66)	$64.03	$47.50	IBERIABANK Corporation	IBKC	LA	$55.66	$382	15.8	14.8	13.4	15.0	1.87	1.87	5.94	27.84	54.24	12.75	1.17	$2,352
(22.48)	(17.13)	$40.00	$28.00	Exchange National Bancshares, Inc.	EXJF	MO	$30.00	$125	14.1	nm	nm	13.6	1.40	2.40	7.25	38.03	54.77	10.24	1.05	$901
33.41	9.22	$44.58	$30.77	Compass Bancshares, Inc.	CBSS	AL	$42.98	$5,269	15.4	14.8	13.4	15.1	2.75	2.91	NA	42.47	55.61	18.36	1.31	$27,901
(4.95)	(0.95)	$27.01	$20.50	Greene County Bancshares, Inc.	GCBS	TN	$23.06	$177	15.0	nm	nm	14.4	1.67	2.08	7.68	38.31	56.54	12.05	1.10	$1,125
22.33	4.72	$23.78	$17.79	S.Y. Bancorp, Inc.	SYI	KY	$21.53	$297	16.3	16.1	14.0	16.3	2.78	1.86	9.43	25.76	57.00	18.22	1.66	$1,128
32.10	7.63	$20.61	$15.57	Republic Bancorp, Inc.	RBCAA	KY	$20.03	$359	12.4	11.9	10.9	12.4	1.95	1.54	8.36	31.28	57.42	17.14	1.41	$2,205
26.80	6.18	$32.24	$23.01	Hancock Holding Company	HBHC	MS	$28.97	$943	16.1	15.6	14.4	14.6	2.17	1.73	8.32	26.67	57.75	13.57	1.40	$4,465
20.65	(0.66)	$34.30	$25.50	Community Trust Bancorp, Inc.	CTBI	KY	$30.00	$403	13.8	13.3	12.4	13.4	1.79	3.07	6.81	41.24	57.78	13.48	1.20	$2,442
17.66	(4.43)	$50.00	$40.47	Commerce Bancshares, Inc.	CBSH	MO	$46.85	$3,122	15.1	14.6	13.5	14.4	2.22	1.96	9.45	28.57	57.95	14.71	1.53	$14,425
16.66	(11.40)	$18.50	$12.95	Pinnacle Bancshares, Inc.	PLE	AL	$14.77	$23	11.0	nm	nm	10.9	1.15	2.98	9.48	29.85	58.19	11.02	1.00	$210
34.65	8.26	$19.50	$14.22	Colonial BancGroup, Inc.	CNB	AL	$18.75	$2,502	15.0	14.2	13.0	14.1	1.95	3.09	5.16	45.60	59.02	13.51	0.97	$17,593
(16.74)	1.45	$32.90	$22.23	First Financial Service Corporation	FFKY	KY	$25.21	$92	12.1	nm	nm	11.3	1.61	2.86	7.15	34.62	59.80	13.76	1.13	$692
59.27	50.62	$30.75	$19.05	Capital Bancorp, Inc.	CPBB	TN	$30.50	$48	20.1	nm	nm	20.1	2.22	nm	7.45	0.00	59.91	12.39	0.94	$291
13.99	(8.81)	$76.65	$58.40	SunTrust Banks, Inc.	STI	GA	$65.20	$18,434	13.2	12.7	11.7	12.4	1.84	3.07	NA	38.46	60.36	14.44	1.11	$128,135
37.42	15.04	$41.48	$27.91	Classic Bancshares, Inc.	CLAS	KY	$38.25	$54	15.0	nm	nm	nm	1.54	1.05	8.08	12.26	60.77	11.63	1.17	$336
34.52	6.66	$22.00	$15.06	Auburn National Bancorporation, Inc.	AUBN	AL	$20.98	$81	14.6	nm	nm	13.1	1.86	2.38	7.19	33.68	60.79	14.02	1.04	$608
0.64	(13.03)	$24.50	$19.35	BancorpSouth, Inc.	BXS	MS	$20.63	$1,585	13.3	13.8	12.1	nm	1.86	3.49	NA	45.16	61.28	13.89	1.17	$10,670
25.74	(1.98)	$45.18	$32.89	Whitney Holding Corporation	WTNY	LA	$40.18	$1,640	16.5	16.2	14.2	15.6	1.95	3.29	9.75	52.87	61.73	11.77	1.32	$7,789
5.25	(16.58)	$30.39	$21.81	Simmons First National Corporation	SFNC	AR	$23.00	$336	14.2	13.8	12.8	13.9	1.48	2.43	6.99	33.95	61.88	10.95	1.08	$2,371
(5.71)	(15.67)	$39.11	$30.50	First M & F Corporation	FMFC	MS	$31.96	$145	13.4	12.8	12.0	13.3	1.32	3.13	8.67	42.02	62.19	9.84	1.01	$1,094
5.34	(6.40)	$49.49	$40.35	Wachovia Corporation	WB	NC	$43.61	$57,102	12.3	11.1	10.4	11.9	1.75	3.67	4.96	42.25	62.26	14.56	1.20	$418,441
5.97	(9.82)	$27.56	$22.88	NBC Capital Corporation	NBY	MS	$24.05	$196	16.0	15.7	14.6	16.4	1.84	3.99	4.81	64.00	62.58	10.99	1.07	$1,397
18.52	3.53	$23.55	$18.81	HFB Financial Corporation	HFBA	KY	$22.00	$29	11.2	nm	nm	nm	1.19	2.27	9.33	25.38	63.00	10.48	0.97	$257
20.34	6.98	$36.68	$26.80	MidSouth Bancorp, Inc.	MSL	LA	$33.70	$108	16.5	16.0	14.3	16.4	3.19	0.71	6.90	16.67	63.05	20.48	1.55	$477
NA	NA	$30.99	$29.24	Regions Financial Corporation	RF	AL	$30.00	$8,147	12.7	12.6	11.5	nm	1.86	4.45	6.72	50.01	63.20	14.99	1.35	$49,757
9.93	(4.85)	$36.55	$28.80	Peoples Holding Company	PHC	MS	$31.40	$257	14.1	13.7	12.6	13.7	1.82	2.55	9.26	34.84	63.59	13.16	1.30	$1,469
18.17	8.47	$57.50	$47.12	Alabama National BanCorporation	ALAB	AL	$57.00	$879	17.5	17.1	15.2	16.6	2.07	2.19	5.98	36.66	63.75	13.92	1.11	$4,939
4.81	(4.50)	$37.99	$31.15	Farmers Capital Bank Corporation	FFKT	KY	$32.48	$219	16.2	15.5	14.8	15.5	1.74	4.06	9.69	65.17	64.76	10.80	1.06	$1,294
138.11	82.38	$23.70	$8.93	Pinnacle Financial Partners, Inc.	PNFP	TN	$21.43	$159	44.6	35.1	24.4	42.0	4.52	nm	5.99	0.00	65.41	11.28	0.81	$586
9.80	3.00	$18.50	$14.87	BancTrust Financial Group, Inc.	BTFG	AL	$16.50	$181	21.4	17.0	14.7	nm	1.55	3.15	NA	67.53	65.81	7.46	0.85	$1,119
8.44	(2.04)	$48.65	$38.34	First Horizon National Corporation	FHN	TN	$43.20	$5,335	11.8	11.4	10.4	11.1	2.80	3.70	6.30	41.10	68.69	25.56	1.82	$27,290
0.74	(13.12)	$17.00	$13.08	Peoples BancTrust Company, Inc. (The)	PBTC	AL	$13.90	$77	14.9	14.8	13.1	nm	1.04	3.17	8.71	47.31	72.32	7.14	0.67	$781
15.51	6.89	$19.59	$15.22	Peoples Financial Corporation	PFBX	MS	$17.85	$99	19.8	nm	nm	19.2	1.16	1.90	14.36	32.22	72.90	6.06	0.87	$596
(2.48)	(4.74)	$20.00	$16.00	Britton & Koontz Capital Corporation	BKBK	MS	$16.45	$35	13.5	13.5	12.1	nm	1.18	3.89	NA	52.46	75.60	8.60	0.71	$379
(5.86)	(11.76)	$19.98	$14.81	Cavalry Bancorp, Inc.	CAVB	TN	$15.60	$105	25.2	nm	nm	24.8	1.92	1.54	10.13	38.71	76.45	7.79	0.85	$524
9.58	1.75	$52.89	$44.40	UMB Financial Corporation	UMBF	MO	$48.37	$1,049	21.0	24.2	17.9	20.6	1.30	1.74	10.80	36.09	81.52	6.15	0.72	$6,933
(3.71)	(16.48)	$9.80	$7.01	Acme Bancshares	ACME	XY	$7.30	$17	42.9	nm	nm	27.0	0.94	3.84	8.66	205.88	82.05	2.04	0.20	$201
50.23	28.37	$42.00	$26.50	Cass Information Systems, Inc.	CASS	MO	$38.64	$142	17.4	17.6	16.8	14.7	2.14	2.17	10.25	34.40	82.47	13.15	1.30	$604
(6.74)	(25.18)	$9.29	$6.13	Banc Corporation	TBNC	AL	$6.36	$113	8.7	26.5	16.7	2.7	1.20	nm	6.38	0.00	105.15	14.00	1.12	$1,288
18.82	2.29			Average				$6,431	16.3	15.7	13.7	15.6	1.99	2.71	7.88	39.48	61.96	13.56	1.20	$39,622
16.09	(0.81)			Median				$297	15.0	14.8	13.4	14.6	1.86	2.84	7.25	38.03	60.77	13.48	1.17	$1,469

Source: SNL Financial, L.C.

SOUTHEAST BANK GROUP
Sorted by Return on Equity

Closing Prices as of: August 6, 2004

52 Week Perf (%)	YTD Perf (%)	52 Wk High ($)	52 Wk Low ($)	Company Name	Ticker	State	Current Price ($)	Market Cap ($M)	Price / Earnings LTM (x)	Price / Earnings FY 04 (x)	Price / Earnings FY 05 (x)	Price/ Cash EPS (x)	Price/ BVPS (x)	Dividend Yield (%)	Tangible Equity + Assets (%)	Dividend Payout (%)	Efficiency Ratio (%)	LTM ROE (%)	LTM ROA (%)	Assets ($M)
8.44	(2.04)	$48.65	$38.34	First Horizon National Corporation	FHN	TN	$43.20	$5,335	11.8	11.4	10.4	11.1	2.80	3.70	6.30	41.10	68.69	25.56	1.82	$27,290
35.47	12.03	$28.35	$18.68	Bank of the Ozarks, Inc.	OZRK	AR	$25.24	$414	18.0	16.6	14.4	17.4	4.12	1.27	6.19	18.93	46.93	23.69	1.68	$1,516
20.34	6.98	$36.68	$26.80	MidSouth Bancorp, Inc.	MSL	LA	$33.70	$108	16.5	16.0	14.3	16.4	3.19	0.71	6.90	16.67	63.05	20.48	1.55	$477
8.35	4.33	$86.00	$72.45	Bank of America Corporation	BAC	NC	$83.91	$170,449	11.3	11.5	10.5	10.2	1.78	4.29	4.74	44.35	52.57	20.37	1.38	$1,037,202
41.07	21.37	$32.07	$19.00	Great Southern Bancorp, Inc.	GSBC	MO	$28.14	$386	15.7	14.7	13.3	nm	3.07	1.56	NA	22.35	46.19	20.36	1.60	$1,700
17.45	(2.41)	$26.15	$20.66	AmSouth Bancorporation	ASO	AL	$23.91	$8,450	13.1	12.7	11.7	12.5	2.57	4.02	6.23	52.20	53.84	20.08	1.42	$48,341
33.41	9.22	$44.58	$30.77	Compass Bancshares, Inc.	CBSS	AL	$42.98	$5,269	15.4	14.8	13.4	15.1	2.75	2.91	NA	42.47	55.61	18.36	1.31	$27,901
22.33	4.72	$23.78	$17.79	S.Y. Bancorp, Inc.	SYI	KY	$21.53	$297	16.3	16.1	14.0	16.3	2.78	1.86	9.43	25.76	57.00	18.22	1.66	$1,128
2.46	(12.78)	$33.64	$18.38	United Security Bancshares, Inc.	USBI	AL	$25.25	$162	12.4	nm	nm	nm	2.10	2.85	12.69	34.48	49.65	17.95	2.33	$580
10.00	(3.21)	$30.73	$25.71	Trustmark Corporation	TRMK	MS	$28.33	$1,638	13.5	13.5	11.9	nm	2.31	2.68	7.12	35.00	51.80	17.59	1.56	$8,250
32.10	7.63	$20.61	$15.57	Republic Bancorp, Inc.	RBCAA	KY	$20.03	$359	12.4	11.9	10.9	12.4	1.95	1.54	8.36	31.28	57.42	17.14	1.41	$2,205
39.42	16.86	$40.04	$27.95	SouthTrust Corporation	SOTR	AL	$38.26	$12,721	17.4	16.9	15.3	16.1	2.85	2.51	6.91	40.91	49.92	16.81	1.43	$52,910
33.01	5.83	$25.77	$19.22	Hibernia Corporation	HIB	LA	$24.88	$3,861	13.9	13.6	12.3	15.2	2.08	3.22	7.01	38.55	50.51	15.88	1.50	$21,311
NA	NA	$30.99	$29.24	Regions Financial Corporation	RF	AL	$30.00	$8,147	12.7	12.6	11.5	nm	1.86	4.45	6.72	50.01	63.20	14.99	1.35	$49,757
17.66	(4.43)	$50.00	$40.47	Commerce Bancshares, Inc.	CBSH	MO	$46.85	$3,122	15.1	14.6	13.5	14.4	2.22	1.96	9.45	28.57	57.95	14.71	1.53	$14,425
5.34	(6.40)	$49.49	$40.35	Wachovia Corporation	WB	NC	$43.61	$57,102	12.3	11.1	10.4	11.9	1.75	3.67	4.96	42.25	62.26	14.56	1.20	$418,441
13.99	(8.81)	$76.65	$58.40	SunTrust Banks, Inc.	STI	GA	$65.20	$18,434	13.2	12.7	11.7	12.4	1.84	3.07	NA	38.46	60.36	14.44	1.11	$128,135
34.52	6.66	$22.00	$15.06	Auburn National Bancorporation, Inc.	AUBN	AL	$20.98	$81	14.6	nm	nm	13.1	1.86	2.38	7.19	33.68	60.79	14.02	1.04	$608
(6.74)	(25.18)	$9.29	$6.13	Banc Corporation	TBNC	AL	$6.36	$113	8.7	26.5	16.7	2.7	1.20	nm	6.38	0.00	105.15	14.00	1.12	$1,288
18.17	8.47	$57.50	$47.12	Alabama National BanCorporation	ALAB	AL	$57.00	$879	17.5	17.1	15.2	16.6	2.07	2.19	5.98	36.66	63.75	13.92	1.11	$4,939
0.64	(13.03)	$24.50	$19.35	BancorpSouth, Inc.	BXS	MS	$20.63	$1,585	13.3	13.8	12.1	nm	1.86	3.49	NA	45.16	61.28	13.89	1.17	$10,670
(16.74)	1.45	$32.90	$22.23	First Financial Service Corporation	FFKY	KY	$25.21	$92	12.1	nm	nm	11.3	1.61	2.86	7.15	34.62	59.80	13.76	1.13	$692
26.80	6.18	$32.24	$23.01	Hancock Holding Company	HBHC	MS	$28.97	$943	16.1	15.6	14.4	14.6	2.17	1.73	8.32	26.67	57.75	13.57	1.40	$4,465
34.65	8.26	$19.50	$14.22	Colonial BancGroup, Inc.	CNB	AL	$18.75	$2,502	15.0	14.2	13.0	14.1	1.95	3.09	5.16	45.60	59.02	13.51	0.97	$17,593
20.65	(0.66)	$34.30	$25.50	Community Trust Bancorp, Inc.	CTBI	KY	$30.00	$403	13.8	13.3	12.4	13.4	1.79	3.07	6.81	41.24	57.78	13.48	1.20	$2,442
9.93	(4.85)	$36.55	$28.80	Peoples Holding Company	PHC	MS	$31.40	$257	14.1	13.7	12.6	13.7	1.82	2.55	9.26	34.84	63.59	13.16	1.30	$1,469
50.23	28.37	$42.00	$26.50	Cass Information Systems, Inc.	CASS	MO	$38.64	$142	17.4	17.6	16.8	14.7	2.14	2.17	10.25	34.40	82.47	13.15	1.30	$604
14.98	(5.66)	$64.03	$47.50	IBERIABANK Corporation	IBKC	LA	$55.66	$382	15.8	14.8	13.4	15.0	1.87	1.87	5.94	27.84	54.24	12.75	1.17	$2,352
39.53	19.17	$32.98	$23.48	National Commerce Financial Corporation	NCF	TN	$32.51	$6,665	20.4	17.7	15.9	16.1	2.40	3.05	6.78	46.78	51.01	12.68	1.52	$24,044
33.94	(7.44)	$24.75	$16.05	Citizens Holding Company	CIZ	MS	$21.15	$106	14.9	16.1	15.7	13.5	1.89	2.84	8.87	41.55	53.90	12.45	1.28	$568
59.27	50.62	$30.75	$19.05	Capital Bancorp, Inc.	CPBB	TN	$30.50	$48	20.1	nm	nm	20.1	2.22	nm	7.45	0.00	59.91	12.39	0.94	$291
(4.95)	(0.95)	$27.01	$20.50	Greene County Bancshares, Inc.	GCBS	TN	$23.06	$177	15.0	nm	nm	14.4	1.67	2.08	7.68	38.31	56.54	12.05	1.10	$1,125
25.74	(1.98)	$45.18	$32.89	Whitney Holding Corporation	WTNY	LA	$40.18	$1,640	16.5	16.2	14.2	15.6	1.95	3.29	9.75	52.87	61.73	11.77	1.32	$7,789
37.42	15.04	$41.48	$27.91	Classic Bancshares, Inc.	CLAS	KY	$38.25	$54	15.0	nm	nm	nm	1.54	1.05	8.08	12.26	60.77	11.63	1.17	$336
138.11	82.38	$23.70	$8.93	Pinnacle Financial Partners, Inc.	PNFP	TN	$21.43	$159	44.6	35.1	24.4	42.0	4.52	nm	5.99	0.00	65.41	11.28	0.81	$586
16.66	(11.40)	$18.50	$12.95	Pinnacle Bancshares, Inc.	PLE	AL	$14.77	$23	11.0	nm	nm	10.9	1.15	2.98	9.48	29.85	58.19	11.02	1.00	$210
5.97	(9.82)	$27.56	$22.88	NBC Capital Corporation	NBY	MS	$24.05	$196	16.0	15.7	14.6	16.4	1.84	3.99	4.81	64.00	62.58	10.99	1.07	$1,397
5.25	(16.58)	$30.39	$21.81	Simmons First National Corporation	SFNC	AR	$23.00	$336	14.2	13.8	12.8	13.9	1.48	2.43	6.99	33.95	61.88	10.95	1.08	$2,371
4.81	(4.50)	$37.99	$31.15	Farmers Capital Bank Corporation	FFKT	KY	$32.48	$219	16.2	15.5	14.8	15.5	1.74	4.06	9.69	65.17	64.76	10.80	1.06	$1,294
18.52	3.53	$23.55	$18.81	HFB Financial Corporation	HFBA	KY	$22.00	$29	11.2	nm	nm	nm	1.19	2.27	9.33	25.38	63.00	10.48	0.92	$257
(22.48)	(17.13)	$40.00	$28.00	Exchange National Bancshares, Inc.	EXJF	MO	$30.00	$125	14.1	nm	nm	13.6	1.40	2.40	7.25	38.03	54.77	10.24	1.05	$901
(5.71)	(15.67)	$39.11	$30.50	First M & F Corporation	FMFC	MS	$31.96	$145	13.4	12.8	12.0	13.3	1.32	3.13	8.67	42.02	62.19	9.84	1.01	$1,094
(2.48)	(4.74)	$20.00	$16.00	Britton & Koontz Capital Corporation	BKBK	MS	$16.45	$35	13.5	13.5	12.1	nm	1.18	3.89	NA	52.46	75.60	8.60	0.71	$379
(5.86)	(11.76)	$19.98	$14.81	Cavalry Bancorp, Inc.	CAVB	TN	$15.60	$105	25.2	nm	nm	24.8	1.92	1.54	10.13	38.71	76.45	7.79	0.85	$524
9.80	3.00	$18.50	$14.87	BancTrust Financial Group, Inc.	BTFG	AL	$16.50	$181	21.4	17.0	14.7	nm	1.55	3.15	NA	67.53	65.81	7.46	0.85	$1,119
0.74	(13.12)	$17.00	$13.08	Peoples BancTrust Company, Inc. (The)	PBTC	AL	$13.90	$77	14.9	14.8	13.1	nm	1.04	3.17	8.71	47.31	72.32	7.14	0.67	$781
9.58	1.75	$52.89	$44.40	UMB Financial Corporation	UMBF	MO	$48.37	$1,049	21.0	24.2	17.9	20.6	1.30	1.74	10.80	36.09	81.52	6.15	0.72	$6,933
15.51	6.89	$19.59	$15.22	Peoples Financial Corporation	PFBX	MS	$17.85	$99	19.8	nm	nm	19.2	1.16	1.90	14.36	32.22	72.90	6.06	0.87	$596
(3.71)	**(16.48)**	**$9.80**	**$7.01**	**Acme Bancshares**	**ACME**	**XY**	**$7.30**	**$17**	**42.9**	**nm**	**nm**	**27.0**	**0.94**	**3.84**	**8.66**	**205.88**	**82.05**	**2.04**	**0.20**	**$201**
18.82	**2.29**			**Average**				**$6,431**	**16.3**	**15.7**	**13.7**	**15.6**	**1.99**	**2.71**	**7.88**	**39.48**	**61.96**	**13.56**	**1.20**	**$39,622**
16.09	**(0.81)**			**Median**				**$297**	**15.0**	**14.8**	**13.4**	**14.6**	**1.86**	**2.84**	**7.25**	**38.03**	**60.77**	**13.48**	**1.17**	**$1,469**

Source: SNL Financial, L.C.

SOUTHEAST BANK GROUP
Sorted by Return on Average Assets

Closing Prices as of: August 6, 2004

52 Week Perf (%)	YTD Perf (%)	52 Wk High ($)	52 Wk Low ($)	Company Name	Ticker	State	Current Price ($)	Market Cap ($M)	Price / Earnings LTM (x)	Price / Earnings FY 04 (x)	Price / Earnings FY 05 (x)	Price/ Cash EPS (x)	Price/ BVPS (x)	Dividend Yield (%)	Tangible Equity + Assets (%)	Dividend Payout (%)	Efficiency Ratio (%)	LTM ROE (%)	LTM ROA (%)	Assets ($M)
2.46	(12.78)	$33.64	$18.38	United Security Bancshares, Inc.	USBI	AL	$25.25	$162	12.4	nm	nm	nm	2.10	2.85	12.69	34.48	49.65	17.95	2.33	$580
8.44	(2.04)	$48.65	$38.34	First Horizon National Corporation	FHN	TN	$43.20	$5,335	11.8	11.4	10.4	11.1	2.80	3.70	6.30	41.10	68.69	25.56	1.82	$27,290
35.47	12.03	$28.35	$18.68	Bank of the Ozarks, Inc.	OZRK	AR	$25.24	$414	18.0	16.6	14.4	17.4	4.12	1.27	6.19	18.93	46.93	23.69	1.68	$1,516
22.33	4.72	$23.78	$17.79	S.Y. Bancorp, Inc.	SYI	KY	$21.53	$297	16.3	16.1	14.0	16.3	2.78	1.56	9.43	25.76	57.00	18.22	1.66	$1,128
41.07	21.37	$32.07	$19.00	Great Southern Bancorp, Inc.	GSBC	MO	$28.14	$386	15.7	14.7	13.3	nm	3.07	1.56	NA	22.35	46.19	20.36	1.60	$1,700
10.00	(3.21)	$30.73	$25.71	Trustmark Corporation	TRMK	MS	$28.33	$1,638	13.5	13.5	11.9	nm	2.31	2.68	7.12	35.00	51.80	17.59	1.56	$8,250
20.34	6.98	$36.68	$26.80	MidSouth Bancorp, Inc.	MSL	LA	$33.70	$108	16.5	16.0	14.3	16.4	3.19	0.71	6.90	16.67	63.05	20.48	1.55	$477
17.66	(4.43)	$50.00	$40.47	Commerce Bancshares, Inc.	CBSH	MO	$46.85	$3,122	15.1	14.6	13.5	14.4	2.22	1.96	9.45	28.57	57.95	14.71	1.53	$14,425
39.53	19.17	$32.98	$23.48	National Commerce Financial Corporation	NCF	TN	$32.51	$6,665	20.4	17.7	15.9	16.1	2.40	3.05	6.78	46.78	51.01	12.68	1.52	$24,044
33.01	5.83	$25.77	$19.22	Hibernia Corporation	HIB	LA	$24.88	$3,861	13.9	13.6	12.3	15.2	2.08	3.22	7.01	38.55	50.51	15.88	1.50	$21,311
39.42	16.86	$40.04	$27.95	SouthTrust Corporation	SOTR	AL	$38.26	$12,721	17.4	16.9	15.3	16.1	2.85	2.51	6.91	40.91	49.92	16.81	1.43	$52,910
17.45	(2.41)	$26.15	$20.66	AmSouth Bancorporation	ASO	AL	$23.91	$8,450	13.1	12.7	11.7	12.5	2.57	4.02	6.23	52.20	53.84	20.08	1.42	$48,341
32.10	7.63	$20.61	$15.57	Republic Bancorp, Inc.	RBCAA	KY	$20.03	$359	12.4	11.9	10.9	12.4	1.95	1.54	8.36	31.28	57.42	17.14	1.41	$2,205
26.80	6.18	$32.24	$23.01	Hancock Holding Company	HBHC	MS	$28.97	$943	16.1	15.6	14.4	14.6	2.17	1.73	8.32	26.67	57.75	13.57	1.40	$4,465
8.35	4.33	$86.00	$72.45	Bank of America Corporation	BAC	NC	$83.91	$170,449	11.3	11.5	10.5	10.2	1.78	4.29	4.74	44.35	52.57	20.37	1.38	$1,037,202
NA	NA	$30.99	$29.24	Regions Financial Corporation	RF	AL	$30.00	$8,147	12.7	12.6	11.5	nm	1.86	4.45	6.72	50.01	63.20	14.99	1.35	$49,757
25.74	(1.98)	$45.18	$32.89	Whitney Holding Corporation	WTNY	LA	$40.18	$1,640	16.5	16.2	14.2	15.6	1.95	3.29	9.75	52.87	61.73	11.77	1.32	$7,789
33.41	9.22	$44.58	$30.77	Compass Bancshares, Inc.	CBSS	AL	$42.98	$5,269	15.4	14.8	13.4	15.1	2.75	2.91	NA	42.47	55.61	18.36	1.31	$27,901
9.93	(4.85)	$36.55	$28.80	Peoples Holding Company	PHC	MS	$31.40	$257	14.1	13.7	12.6	13.7	1.82	2.55	9.26	34.84	63.59	13.16	1.30	$1,469
50.23	28.37	$42.00	$26.50	Cass Information Systems, Inc.	CASS	MO	$38.64	$142	17.4	17.6	16.8	14.7	2.14	2.17	10.25	34.40	82.47	13.15	1.30	$604
33.94	(7.44)	$24.75	$16.05	Citizens Holding Company	CIZ	MS	$21.15	$106	14.9	16.1	15.7	13.5	1.89	2.84	8.87	41.55	53.90	12.45	1.28	$568
5.34	(6.40)	$49.49	$40.35	Wachovia Corporation	WB	NC	$43.61	$57,102	12.3	11.1	10.4	11.9	1.75	3.67	4.96	42.25	62.26	14.56	1.20	$418,441
20.65	(0.66)	$34.30	$25.50	Community Trust Bancorp, Inc.	CTBI	KY	$30.00	$403	13.8	13.3	12.4	13.4	1.79	3.07	6.81	41.24	57.78	13.48	1.20	$2,442
0.64	(13.03)	$24.50	$19.35	BancorpSouth, Inc.	BXS	MS	$20.63	$1,585	13.3	13.8	12.1	nm	1.86	3.49	NA	45.16	61.28	13.89	1.17	$10,670
14.98	(5.66)	$64.03	$47.50	IBERIABANK Corporation	IBKC	LA	$55.66	$382	15.8	14.8	13.4	15.0	1.87	1.87	5.94	27.84	54.24	12.75	1.17	$2,352
37.42	15.04	$41.48	$27.91	Classic Bancshares, Inc.	CLAS	KY	$38.25	$54	15.0	nm	nm	nm	1.54	1.05	8.08	12.26	60.77	11.63	1.17	$336
(16.74)	1.45	$32.90	$22.23	First Financial Service Corporation	FFKY	KY	$25.21	$92	12.1	nm	nm	11.3	1.61	2.86	7.15	34.62	59.80	13.76	1.13	$692
(6.74)	(25.18)	$9.29	$6.13	Banc Corporation	TBNC	AL	$6.36	$113	8.7	26.5	16.7	2.7	1.20	nm	6.38	0.00	105.15	14.00	1.12	$1,288
18.17	8.47	$57.50	$47.12	Alabama National BanCorporation	ALAB	AL	$57.00	$879	17.5	17.1	15.2	16.6	2.07	2.19	5.98	36.66	63.75	13.92	1.11	$4,939
13.99	(8.81)	$76.65	$58.40	SunTrust Banks, Inc.	STI	GA	$65.20	$18,434	13.2	12.7	11.7	12.4	1.84	3.07	NA	38.46	60.36	14.44	1.11	$128,135
(4.95)	(0.95)	$27.01	$20.50	Greene County Bancshares, Inc.	GCBS	TN	$23.06	$177	15.0	nm	nm	14.4	1.67	2.08	7.68	38.31	56.54	12.05	1.10	$1,125
5.25	(16.58)	$30.39	$21.81	Simmons First National Corporation	SFNC	AR	$23.00	$336	14.2	13.8	12.8	13.9	1.48	2.43	6.99	33.95	61.88	10.95	1.08	$2,371
5.97	(9.82)	$27.56	$22.88	NBC Capital Corporation	NBY	MS	$24.05	$196	16.0	15.7	14.6	16.4	1.84	3.99	4.81	64.00	62.58	10.99	1.07	$1,397
4.81	(4.50)	$37.99	$31.15	Farmers Capital Bank Corporation	FFKT	KY	$32.48	$219	16.2	15.5	14.8	15.5	1.74	4.06	9.69	65.17	64.76	10.80	1.06	$1,294
(22.48)	(17.13)	$40.00	$28.00	Exchange National Bancshares, Inc.	EXJF	MO	$30.00	$125	14.1	nm	nm	13.6	1.40	2.40	7.25	38.03	54.77	10.24	1.05	$901
34.52	6.66	$22.00	$15.06	Auburn National Bancorporation, Inc.	AUBN	AL	$20.98	$81	14.6	nm	nm	13.1	1.86	2.38	7.19	33.68	60.79	14.02	1.04	$608
(5.71)	(15.67)	$39.11	$30.50	First M & F Corporation	FMFC	MS	$31.96	$145	13.4	12.8	12.0	13.3	1.32	3.13	8.67	42.02	62.19	9.84	1.01	$1,094
16.66	(11.40)	$18.50	$12.95	Pinnacle Bancshares, Inc.	PLE	AL	$14.77	$23	11.0	nm	nm	10.9	1.15	2.98	9.48	29.85	58.19	11.02	1.00	$210
18.52	3.53	$23.55	$18.81	HFB Financial Corporation	HFBA	KY	$22.00	$29	11.2	nm	nm	nm	1.19	2.27	9.33	25.38	63.00	10.48	0.97	$257
34.65	8.26	$19.50	$14.22	Colonial BancGroup, Inc.	CNB	AL	$18.75	$2,502	15.0	14.2	13.0	14.1	1.95	3.09	5.16	45.60	59.02	13.51	0.97	$17,593
59.27	50.62	$30.75	$19.05	Capital Bancorp, Inc.	CPBB	TN	$30.50	$48	20.1	nm	nm	20.1	2.22	nm	7.45	0.00	59.91	12.39	0.94	$291
15.51	6.89	$19.59	$15.22	Peoples Financial Corporation	PFBX	MS	$17.85	$99	19.8	nm	nm	19.2	1.16	1.90	14.36	32.22	72.90	6.06	0.87	$596
(5.86)	(11.76)	$19.98	$14.81	Cavalry Bancorp, Inc.	CAVB	TN	$15.60	$105	25.2	nm	nm	24.8	1.92	1.54	10.13	38.71	76.45	7.79	0.85	$524
9.80	3.00	$18.50	$14.87	BancTrust Financial Group, Inc.	BTFG	AL	$16.50	$181	21.4	17.0	14.7	nm	1.55	3.15	NA	67.53	65.81	7.46	0.85	$1,119
138.11	82.38	$23.70	$8.93	Pinnacle Financial Partners, Inc.	PNFP	TN	$21.43	$159	44.6	35.1	24.4	42.0	4.52	nm	5.99	0.00	65.41	11.28	0.81	$586
9.58	1.75	$52.89	$44.40	UMB Financial Corporation	UMBF	MO	$48.37	$1,049	21.0	24.2	17.9	20.6	1.30	1.74	10.80	36.09	81.52	6.15	0.72	$6,933
(2.48)	(4.74)	$20.00	$16.00	Britton & Koontz Capital Corporation	BKBK	MS	$16.45	$35	13.5	13.5	12.1	nm	1.18	3.89	NA	52.46	75.60	8.60	0.71	$379
0.74	(13.12)	$17.00	$13.08	Peoples BancTrust Company, Inc. (The)	PBTC	AL	$13.90	$77	14.9	14.8	13.1	nm	1.04	3.17	8.71	47.31	72.32	7.14	0.67	$781
(3.71)	**(16.48)**	**$9.80**	**$7.01**	**Acme Bancshares**	**ACME**	**XY**	**$7.30**	**$17**	**42.9**	**nm**	**nm**	**27.0**	**0.94**	**3.84**	**8.66**	**205.88**	**82.05**	**2.04**	**0.20**	**$201**
18.82	**2.29**			**Average**				**$6,431**	**16.3**	**15.7**	**13.7**	**15.6**	**1.99**	**2.71**	**7.88**	**39.48**	**61.96**	**13.56**	**1.20**	**$39,622**
16.09	**(0.81)**			**Median**				**$297**	**15.0**	**14.8**	**13.4**	**14.6**	**1.86**	**2.84**	**7.25**	**38.03**	**60.77**	**13.48**	**1.17**	**$1,469**

Source: *SNL Financial, L.C.*

Exhibit 1
Acme Bank
Historical Balance Sheets ($ Thousands)

Acme Bank created by the March 2002 merger of Bank A and Bank B.

	Historical Balance Sheets						Compound Annual Growth Rates			
	YTD	FY	FY	FY	FY	FY	Subject		Peer Group	
Assets	3/31/04	2003	2002	2001	2000	1999	2002-03	1999-03	2002-03	1999-03
Total Securities	***24,968***	***29,395***	***29,668***	***11,081***	***11,291***	***14,939***	-0.9%	18.4%	12.6%	8.3%
Trading Account	0	0	0	0	0	0	nm	nm	3.5%	16.1%
Fed Funds + CDs + Rev Repos	5,824	4,669	22,513	4,400	0	750	-79.3%	58.0%	-13.6%	15.6%
Gross Loans & Leases	***148,035***	***138,529***	***107,598***	***24,053***	***25,269***	***23,819***	28.7%	55.3%	10.4%	12.0%
Loan Loss Allowance	1,532	1,397	1,059	275	271	275	31.9%	50.1%	11.1%	13.0%
Net Loans & Leases	146,503	137,132	106,539	23,778	24,998	23,544	28.7%	55.4%	10.4%	12.0%
Total Earning Assets	***177,295***	***171,196***	***158,720***	***39,259***	***36,289***	***39,233***	***7.9%***	***44.5%***	***9.7%***	***11.1%***
Cash and Due From Banks	2,804	2,952	2,919	2,019	1,794	3,055	1.1%	-0.9%	2.5%	6.1%
Bank Premises	5,380	4,909	4,265	627	701	773	15.1%	58.7%	10.4%	9.8%
Other Real Estate Owned	1,463	4,211	1,843	229	115	107	128.5%	150.5%	9.3%	21.5%
Investment In Unconsol Sub	0	0	0	0	0	0	nm	nm	3.3%	13.8%
Intangible Assets	1,271	1,291	1,085	983	1,092	1,200	19.0%	1.8%	35.3%	19.8%
Other Assets	11,022	7,962	7,305	1,695	544	702	9.0%	83.5%	14.7%	17.2%
TOTAL ASSETS	**$199,235**	**$192,521**	**$176,137**	**$44,812**	**$40,535**	**$45,070**	**9.3%**	**43.8%**	**9.6%**	**11.0%**

Commercial property classified as OREO at 12/31/03 reclassified to "other assets" in 1Q04.

Liabilities & Equity	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Subject 2002-03	Subject 1999-03	Peer Group 2002-03	Peer Group 1999-03
Demand Deposits	16,566	18,892	11,700	6,149	5,556	6,639	61.5%	29.9%	12.4%	11.4%
Time & Savings Deposits	138,299	132,488	128,502	29,331	29,047	33,205	3.1%	41.3%	8.4%	10.5%
Total Deposits	***154,865***	***151,380***	***140,202***	***35,480***	***34,603***	***39,844***	***8.0%***	***39.6%***	***9.0%***	***10.7%***
Fed Funds Purchased + Repos	0	0	0	0	200	0	nm	nm	28.5%	8.5%
FHLB Advances & Oth. Borrowings	25,880	23,080	17,475	4,171	199	228	32.1%	217.2%	18.1%	19.7%
Subordinated Debt	0	0	0	0	0	0	nm	nm	90.9%	45.8%
Other Liabilities	871	710	2,176	200	132	191	-67.4%	38.9%	-5.5%	6.1%
Total Liabilities	***181,616***	***175,170***	***159,853***	***39,851***	***35,134***	***40,263***	***9.6%***	***44.4%***	***9.7%***	***11.0%***
Preferred Stock	0	0	0	0	0	0			54.2%	14.8%
Common Stock	17,619	17,351	16,284	4,961	5,401	4,807	6.6%	37.8%	8.9%	11.3%
Total Equity	***17,619***	***17,351***	***16,284***	***4,961***	***5,401***	***4,807***	*6.6%*	*37.8%*	*8.9%*	*11.3%*
TOTAL LIABILITIES & EQUITY	**$199,235**	**$192,521**	**$176,137**	**$44,812**	**$40,535**	**$45,070**	**9.3%**	**43.8%**	**9.6%**	**11.0%**
Average Fed Funds & Rev Repos	2,499	3,489	5,790	5,090	1,963	5,041	-39.7%	-8.8%		
Average Securities	25,974	26,012	29,625	10,933	14,310	13,449	-12.2%	17.9%		
Average Loans	133,319	124,900	110,372	25,014	24,100	23,707	13.2%	51.5%		
Average Earning Assets	170,797	168,480	162,693	41,038	40,374	42,198	3.6%	41.4%		
Average Total Assets	$187,772	$183,636	$180,177	$46,128	$45,012	$47,665	1.9%	40.1%		
Average Demand Deposits	19,439	15,296	8,925	5,853	6,098	6,932	71.4%	21.9%		
Average Interest-Bearing Funds	153,012	149,327	136,240	33,985	33,279	35,304	9.6%	43.4%		
Average Total Equity	$17,336	$17,118	$15,522	$5,305	$5,099	$4,736	10.3%	37.9%		
Avg Earning Assets/Avg Assets	***91.0%***	***91.7%***	***90.3%***	***89.0%***	***89.7%***	***88.5%***				
Peer Average	92.7%	92.6%	92.8%	93.0%	93.3%	93.0%				
Avg Int-Bear Funds/Avg Assets	***81.5%***	***81.3%***	***75.6%***	***73.7%***	***73.9%***	***74.1%***				
Peer Average	75.9%	76.1%	76.6%	76.7%	76.8%	76.1%				

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Gross Loans & leases have grown almost 29% from 2002 to 2003 and are up again through 3/31/04. Accelerated loan growth, coupled with elevated loan losses recently, would appear to heighten risk somewhat. During due diligence, it would be necessary to identify the cause of prior losses and any changes to underwriting standards. Finally, yields have been under pressure. Does Acme Bank's loan pricing strategy ensure an appropriate spread and adequately reflect the credit risk assumed?

Other assets consists primarily of BOLI.

Deposits have shown some growth, primarily due to a branch acquisition in 2003 ($8.3 million). Loan growth has necessitated drawing down liquid assets and additional wholesale borrowings.

Exhibit 1a
Acme Bank
Historical Balance Sheets ($ Thousands)

	Historical Balance Sheets					*Period-to-Period Growth Rates*			
Assets	1 Qtr Mar-04	2 Qtr Dec-03	3 Qtr Sep-03	4 Qtr Jun-02	5 Qtr Mar-03	1 Qtr / 2 Qtr	2 Qtr / 3 Qtr	3 Qtr / 4 Qtr	4 Qtr / 5 Qtr
Total Securities	***24,968***	***29,395***	***26,627***	***27,479***	***25,159***	-15.1%	10.4%	-3.1%	9.2%
Trading Account	0	0	0	0	0	nm	nm	nm	nm
Fed Funds + CDs + Rev Repos	5,824	4,669	17,705	20,588	28,880	24.7%	-73.6%	-14.0%	-28.7%
Gross Loans & Leases	***148,035***	***138,529***	***132,375***	***124,178***	***113,523***	6.9%	4.6%	6.6%	9.4%
Loan Loss Allowance	1,532	1,397	1,237	1,154	1,068	9.7%	12.9%	7.2%	8.1%
Net Loans & Leases	146,503	137,132	131,138	123,024	112,455	6.8%	4.6%	6.6%	9.4%
Total Earning Assets	***177,295***	***171,196***	***175,470***	***171,091***	***166,494***	***3.6%***	***-2.4%***	***2.6%***	***2.8%***
Cash and Due From Banks	2,804	2,952	2,028	2,967	2,589	-5.0%	45.6%	-31.6%	14.6%
Bank Premises	5,380	4,909	4,734	4,169	4,201	9.6%	3.7%	13.6%	-0.8%
Other Real Estate Owned	1,463	4,211	822	993	1,536	-65.3%	412.3%	-17.2%	-35.4%
Investment in Unconsol Sub	0	0	0	0	0	nm	nm	nm	nm
Intangible Assets	1,271	1,291	1,312	1,072	1,079	-1.5%	-1.6%	22.4%	-0.6%
Other Assets	11,022	7,962	7,494	7,463	7,265	38.4%	6.2%	0.4%	2.7%
TOTAL ASSETS	**$199,235**	**$192,521**	**$191,860**	**$187,755**	**$183,164**	**3.5%**	**0.3%**	**2.2%**	**2.5%**
Liabilities & Equity									
Demand Deposits	16,566	18,892	21,112	20,198	18,543	-12.3%	-10.5%	4.5%	8.9%
Time & Savings Deposits	138,299	132,488	134,764	131,404	129,068	4.4%	-1.7%	2.6%	1.8%
Total Deposits	***154,865***	***151,380***	***155,876***	***151,602***	***147,611***	***2.3%***	***-2.9%***	***2.8%***	***2.7%***
Fed Funds Purchased + Repos	0	0	0	0	0	nm	nm	nm	nm
FHLB Advances & Oth. Borrowings	25,880	23,080	17,475	17,475	17,475	12.1%	32.1%	0.0%	0.0%
Subordinated Debt	0	0	0	0	0	nm	nm	nm	nm
Other Liabilities	871	710	1,184	1,290	1,133	22.7%	-40.0%	-8.2%	13.9%
Total Liabilities	***181,616***	***175,170***	***174,535***	***170,367***	***166,219***	***3.7%***	***0.4%***	***2.4%***	***2.5%***
Preferred Stock	0	0	0	0	0	nm	nm	nm	nm
Common Stock	17,619	17,351	17,325	17,388	16,945	1.5%	0.2%	-0.4%	2.6%
Total Equity	***17,619***	***17,351***	***17,325***	***17,388***	***16,945***	*1.5%*	*0.2%*	*-0.4%*	*2.6%*
TOTAL LIABILITIES & EQUITY	**$199,235**	**$192,521**	**$191,860**	**$187,755**	**$183,164**	**3.5%**	**0.3%**	**2.2%**	**2.5%**
Average Fed Funds & Rev Repos	161	320	5,353	4,160	4,124	-49.7%	-94.0%	28.7%	0.9%
Average Securities	24,743	27,818	25,412	25,923	24,895	-11.1%	9.5%	-2.0%	4.1%
Average Loans	145,850	137,151	128,804	121,470	112,175	6.3%	6.5%	6.0%	8.3%
Average Earning Assets	171,873	172,465	171,383	167,466	162,606	-0.3%	0.6%	2.3%	3.0%
Average Total Assets	$194,312	$188,940	$185,871	$181,966	$177,768	2.8%	1.7%	2.1%	2.4%
Average Demand Deposits	17,729	20,002	20,655	19,371	15,122	-11.4%	-3.2%	6.6%	28.1%
Average Interest-Bearing Funds	159,873	153,903	150,559	147,711	145,137	3.9%	2.2%	1.9%	1.8%
Average Total Equity	$17,485	$17,338	$17,356	$17,166	$16,614	0.8%	-0.1%	1.1%	3.3%
Avg Earning Assets/Avg Assets	***88.5%***	***91.3%***	***92.2%***	***92.0%***	***91.5%***				
Avg Int-Bear Funds/Avg Assets	*82.3%*	*81.5%*	*81.0%*	*81.2%*	*81.6%*				

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Exhibit 2
Acme Bank
Historical Balance Sheet as a Percentage of Total Assets

	Historical Percentage Balance Sheets							Historical Percentage Balance Sheets			
Assets	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average	1 Qtr Mar-04	2 Qtr Dec-03	3 Qtr Sep-03	4 Qtr Jun-02
Total Securities	***12.5%***	***15.3%***	***16.8%***	***24.7%***	***27.9%***	***33.1%***	***23.0%***	***12.5%***	***15.3%***	***13.9%***	***14.6%***
Trading Account	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fed Funds + CDs + Rev Repos	2.9%	2.4%	12.8%	9.8%	0.0%	1.7%	4.5%	2.9%	2.4%	9.2%	11.0%
Gross Loans & Leases	***74.3%***	***72.0%***	***61.1%***	***53.7%***	***62.3%***	***52.8%***	***65.4%***	***74.3%***	***72.0%***	***69.0%***	***66.1%***
Loan Loss Allowance	0.8%	0.7%	0.6%	0.6%	0.7%	0.6%	0.9%	0.8%	0.7%	0.6%	0.6%
Net Loans & Leases	73.5%	71.2%	60.5%	53.1%	61.7%	52.2%	64.6%	73.5%	71.2%	68.4%	65.5%
Total Earning Assets	***89.0%***	***88.9%***	***90.1%***	***87.6%***	***89.5%***	***87.0%***	***92.1%***	***89.0%***	***88.9%***	***91.5%***	***91.1%***
Cash and Due From Banks	1.4%	1.5%	1.7%	4.5%	4.4%	6.8%	3.3%	1.4%	1.5%	1.1%	1.6%
Bank Premises	2.7%	2.5%	2.4%	1.4%	1.7%	1.7%	2.0%	2.7%	2.5%	2.5%	2.2%
Other Real Estate Owned	0.7%	2.2%	1.0%	0.5%	0.3%	0.2%	0.2%	0.7%	2.2%	0.4%	0.5%
Investment In Unconsol Sub	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Intangible Assets	0.6%	0.7%	0.6%	2.2%	2.7%	2.7%	0.4%	0.6%	0.7%	0.7%	0.6%
Other Assets	5.5%	4.1%	4.1%	3.8%	1.3%	1.6%	2.0%	5.5%	4.1%	3.9%	4.0%
TOTAL ASSETS	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Liabilities & Equity											
Demand Deposits	8.3%	9.8%	6.6%	13.7%	13.7%	14.7%	13.4%	8.3%	9.8%	11.0%	10.8%
Time & Savings Deposits	69.4%	68.8%	73.0%	65.5%	71.7%	73.7%	70.4%	69.4%	68.8%	70.2%	70.0%
Total Deposits	***77.7%***	***78.6%***	***79.6%***	***79.2%***	***85.4%***	***88.4%***	***83.7%***	***77.7%***	***78.6%***	***81.2%***	***80.7%***
Fed Funds Purchased + Repos	0.0%	0.0%	0.0%	0.0%	0.5%	0.0%	1.6%	0.0%	0.0%	0.0%	0.0%
FHLB Advances & Oth. Borrowings	13.0%	12.0%	9.9%	9.3%	0.5%	0.5%	4.3%	13.0%	12.0%	9.1%	9.3%
Subordinated Debt	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other Liabilities	0.4%	0.4%	1.2%	0.4%	0.3%	0.4%	0.6%	0.4%	0.4%	0.6%	0.7%
Total Liabilities	***91.2%***	***91.0%***	***90.8%***	***88.9%***	***86.7%***	***89.3%***	***90.3%***	***91.2%***	***91.0%***	***91.0%***	***90.7%***
Preferred Stock	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Common Stock	8.8%	9.0%	9.2%	11.1%	13.3%	10.7%	9.7%	8.8%	9.0%	9.0%	9.3%
Total Equity	***8.8%***	***9.0%***	***9.2%***	***11.1%***	***13.3%***	***10.7%***	***9.7%***	***8.8%***	***9.0%***	***9.0%***	***9.3%***
TOTAL LIABILITIES & EQUITY	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Leverage Ratio	8.13%	8.26%	8.06%	8.71%	10.51%	8.25%		8.13%	8.26%	8.36%	8.55%
Risk-Weighted Assets	161,432	151,729	121,782	29,953	25,337	25,678		161,432	151,729	145,175	139,160
Tier 1 Capital	15,687	15,509	14,443	3,923	4,320	3,774		15,687	15,509	15,420	15,458
Tier 2 Capital	1,532	1,397	1,059	275	271	275		1,532	1,397	1,237	1,154
1 & 2 Cap/Risk Assets	10.67%	11.14%	12.73%	14.02%	18.12%	15.77%		10.67%	11.14%	11.47%	11.94%

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Gross loans & leases comprise 3/4ths of the asset base, now well above that of the peer group.

The FHLB advances & other borrowings as a percentage of average assets are significantly above that of the peer group. The $17 million of FHLB advances at 5.20% contribute significantly to Acme Bank's higher than peer cost of funds, and dampens earnings at least through 2006.

Capital ratios have declined due to the Bank's weak earnings and dividend payments to holding company (although dividends have been curtailed at the Bank level since 2002). Recent sale of trust preferred will allow for a capital infusion; however, interest will be a drag on earnings.

Exhibit 3
Acme Bank
Historical Income Statements ($ Thousands)

	Historical Income Statements						Compound Annual Growth Rates			
	LTM	FY	FY	FY	FY	FY	Subject		Peer Group	
	3/31/04	2003	2002	2001	2000	1999	2002-03	1999-03	2002-03	1999-03
Interest Income										
Taxable Loans	7,996	7,764	8,600	2,302	2,346	2,218	-9.7%	36.8%	0.1%	5.5%
Tax-Free Loans	1	1	2	3	2	1	-50.0%	0.0%	6.9%	10.8%
Fed Funds Sold & CD's	98	158	320	182	121	245	-50.6%	-10.4%	-23.9%	-19.9%
Taxable Securities	1,237	1,316	1,832	627	837	721	-28.2%	16.2%	-17.2%	-6.0%
Tax-Free Securities	19	23	32	39	43	45	-28.1%	-15.4%	4.6%	4.3%
Estimated Tax Benefit	12	12	18	22	23	24	-33.3%	-15.9%	4.8%	4.9%
Other Interest Income	36	35	52	0	0	0	-32.7%	nm	7.4%	93.1%
Interest Income (FTE)	***9,399***	***9,309***	***10,856***	***3,175***	***3,372***	***3,254***	***-14.3%***	***30.1%***	***-2.5%***	***3.2%***
Interest Expense										
Large CDs	520	580	724	425	409	430	-19.9%	7.8%	-15.5%	-1.9%
Other Deposits	2,521	2,558	3,298	975	1,160	1,021	-22.4%	25.8%	-21.8%	-10.2%
Fed Funds Purchased	0	0	0	0	1	2	nm	nm	-26.1%	-19.4%
Other Interest Expense	936	909	909	215	14	14	0.0%	183.9%	3.4%	16.9%
Interest Expense	***3,977***	***4,047***	***4,931***	***1,615***	***1,584***	***1,467***	***-17.9%***	***28.9%***	***-18.4%***	***-7.1%***
Net Interest Income (FTE)	***5,422***	***5,262***	***5,925***	***1,560***	***1,788***	***1,787***	***-11.2%***	***31.0%***	***5.5%***	***9.2%***
Noninterest Income										
Deposit Account Service Charges	1,353	1,137	893	270	226	206	27.3%	53.3%	10.4%	12.8%
Other Operating Income	317	396	971	84	50	63	-59.2%	58.3%	18.6%	17.3%
Total Other Income	***1,670***	***1,533***	***1,864***	***354***	***276***	***269***	***-17.8%***	***54.5%***	***14.2%***	***14.9%***
Adjusted Gross Income (FTE)	***7,092***	***6,795***	***7,789***	***1,914***	***2,064***	***2,056***	***-12.8%***	***34.8%***	***7.0%***	***10.1%***
Non-Interest Operating Expense										
Salaries & Benefits	2,697	2,676	2,873	681	702	711	-6.9%	39.3%	10.1%	11.1%
Net Occupancy	839	793	688	172	164	168	15.3%	47.4%	8.2%	9.1%
Other Operating Expenses	1,825	1,637	1,849	581	530	552	-11.5%	31.2%	9.2%	9.8%
Non-Interest Operating Expenses	***5,361***	***5,106***	***5,410***	***1,434***	***1,396***	***1,431***	***-5.6%***	***37.4%***	***9.5%***	***10.4%***
Basic Operating Income (FTE)	***1,731***	***1,689***	***2,379***	***480***	***668***	***625***	***-29.0%***	***28.2%***	***3.0%***	***9.5%***
Security Transactions	306	299	8	40	(6)	3			20.1%	nm
Loan Loss Provision	***1,250***	***1,141***	***1,956***	***36***	***30***	***24***	***-41.7%***	***162.6%***	***-2.6%***	***18.6%***
Pre-Tax Income (FTE)	787	847	431	484	632	604	96.5%	8.8%	4.4%	9.0%
FTE Adjustment	12	12	18	22	23	24	-33.3%	-15.9%	4.8%	4.9%
Pre-Tax Income	775	835	413	462	609	580	102.2%	9.5%	4.3%	9.3%
Taxes	169	187	48	189	251	223	289.6%	-4.3%	2.2%	6.7%
Income Before Extraordinary Items	606	648	365	273	358	357	77.5%	16.1%	5.0%	10.3%
Net Extraordinary Items	0	0	0	0	0	0	nm	nm	nm	nm
NET INCOME	**$606**	**$648**	**$365**	**$273**	**$358**	**$357**	**77.5%**	**16.1%**	**5.0%**	**10.3%**
TOTAL DIVIDENDS	$0	$0	$1,500	$800	$0	$0				
Dividend Payout Ratio	0.0%	0.0%	411.0%	293.0%	0.0%	0.0%				
Peer Average	53.9%	53.8%	51.7%	57.3%	56.1%	55.5%				
Taxes / Reported Pre-Tax Income	21.8%	22.4%	11.6%	40.9%	41.2%	38.4%				
Taxes (FTE) / Pre-Tax Inc (FTE)	23.0%	23.5%	15.3%	43.6%	43.4%	40.9%				
MEMO:										
Net Gains/(Losses) - OREO	(135)	(69)	(68)	(10)	0	0				
Net Gains/(Losses) - Other Assets	9	6	585	4	0	0				
Intangible Amortization	29	17	0	108	108	108				

2002 includes gain on sale of loans of $482,000.

Includes gain on sale of loans of $482,000.

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

The sum of **Net Interest Income** and **Total Other Income** is called **Adjusted Gross Income** for a Bank. This income statement line is the equivalent of net sales for other commercial enterprises. Adjusted Gross Income (Sales) dropped significantly in 2003. The net interest margin declined significantly in 2003 (see Schedule 1). In addition, 2002 non-interest income was inflated by gain on loan sale.

Because **Non-Interest Operating Expenses** have declined more slowly than Adjusted Gross Income (Sales), **Basic Operating Income** has declined 29% from 2002 to 2003.

2002 non-interest expenses included a non-recurring pension expense ($238,000) and merger expenses ($185,000). 2004 expenses have trended up, due to OREO expenses.

It is worth noting that **dividends** were not paid by the Bank to the Holding Company in 2003, but there was a 411% dividend payout ratio and a $1.5 million dividend in 2002; if the Bank cannot pay dividends to the Parent; then the Parent cannot sustain dividend payments to the shareholders.

Exhibit 3a
Acme Bank
Historical Income Statements ($ Thousands)
for the Quarters Ended

	Historical Quarterly Income Statements						*Period-to-Period Growth Rates*			
	Qtr 1 Mar-04	Qtr 2 Dec-03	Qtr 3 Sep-03	Qtr 4 Jun-02	Qtr 5 Mar-03		1 Qtr / 2 Qtr	2 Qtr / 3 Qtr	3 Qtr / 4 Qtr	4 Qtr / 5 Qtr
Interest Income										
Taxable Loans	2,092	1,970	1,961	1,973	1,860		6.2%	0.5%	-0.6%	6.1%
Tax-Free Loans	0	0	1	0	0		nm	-100.0%	nm	nm
Fed Funds Sold & CD's	3	16	31	48	63		-81.3%	-48.4%	-35.4%	-23.8%
Taxable Securities	291	307	303	336	370		-5.2%	1.3%	-9.8%	-9.2%
Tax-Free Securities	3	3	6	7	7		0.0%	-50.0%	-14.3%	0.0%
Estimated Tax Benefit	2	2	4	4	4		0.0%	-50.0%	0.0%	0.0%
Other Interest Income	12	7	7	10	11		71.4%	0.0%	-30.0%	-9.1%
Interest Income (FTE)	***2,403***	***2,305***	***2,313***	***2,378***	***2,315***		***4.3%***	***-0.3%***	***-2.7%***	***2.7%***
Interest Expense										
Large CDs	91	143	120	166	151		-36.4%	19.2%	-27.7%	9.9%
Other Deposits	628	628	645	620	665		0.0%	-2.6%	4.0%	-6.8%
Fed Funds Purchased	0	0	0	0	0		nm	nm	nm	nm
Other Interest Expense	251	219	232	234	224	Some margin improvement in 1Q04.	14.6%	-5.6%	-0.9%	4.5%
Interest Expense	***970***	***990***	***997***	***1,020***	***1,040***		***-2.0%***	***-0.7%***	***-2.3%***	***-1.9%***
Net Interest Income (FTE)	***1,433***	***1,315***	***1,316***	***1,358***	***1,275***		***9.0%***	***-0.1%***	***-3.1%***	***6.5%***
Fee Income										
Deposit Account Service Charges	447	351	308	247	231	Introduced overdraft protection in late 2003.	27.4%	14.0%	24.7%	6.9%
Other Operating Income	37	204	(3)	79	116		-81.9%	nm	nm	-31.9%
Total Other Income	***484***	***555***	***305***	***326***	***347***		***-12.8%***	***82.0%***	***-6.4%***	***-6.1%***
Adjusted Gross Income (FTE)	***1,917***	***1,870***	***1,621***	***1,684***	***1,622***		***2.5%***	***15.4%***	***-3.7%***	***3.8%***
Non-Interest Operating Expense										
Salaries & Benefits	726	674	656	641	705		7.7%	2.7%	2.3%	-9.1%
Net Occupancy	236	213	184	206	190	Increase attributed to expenses associated with OREO.	10.8%	15.8%	-10.7%	8.4%
Other Operating Expenses	561	510	362	392	373		10.0%	40.9%	-7.7%	5.1%
Non-Interest Operating Expenses	***1,523***	***1,397***	***1,202***	***1,239***	***1,268***		***9.0%***	***16.2%***	***-3.0%***	***-2.3%***
Basic Operating Income (FTE)	***394***	***473***	***419***	***445***	***354***		***-16.7%***	***12.9%***	***-5.8%***	***25.7%***
Security Transactions	7	0	0	299	0		nm	nm	-100.0%	nm
Loan Loss Provision	***220***	***545***	***170***	***315***	***111***		***-59.6%***	***220.6%***	***-46.0%***	***183.8%***
Pre-Tax Income (FTE)	181	(72)	249	429	243		nm	nm	-42.0%	76.5%
FTE Adjustment	2	2	4	4	4		0.0%	-50.0%	0.0%	0.0%
Pre-Tax Income	179	(74)	245	425	239		nm	nm	-42.4%	77.8%
Taxes	42	(62)	62	127	60		nm	nm	-51.2%	111.7%
Income Before Extraordinary Items	137	(12)	183	298	179		nm	nm	-38.6%	66.5%
Net Extraordinary Items	0	0	0	0	0		nm	nm	nm	nm
NET INCOME	**$137**	**($12)**	**$183**	**$298**	**$179**		**nm**	**nm**	**-38.6%**	**66.5%**
TOTAL DIVIDENDS	$0	$0	$0	$0	$0	Trend not favorable, as 1Q04 earnings below every quarter in 2003 (except 4Q03).				
Dividend Payout Ratio	0.0%	0.0%	0.0%	0.0%	0.0%					
Taxes / Reported Pre-Tax Income	23.5%	83.8%	25.3%	29.9%	25.1%					
Taxes (FTE) / Pre-Tax Inc (FTE)	24.3%	83.3%	26.5%	30.5%	26.3%					
MEMO:										
Net Gains/(Losses) - OREO	(91)	104	(87)	(61)	(25)					
Net Gains/(Losses) - Other Assets	9	0	0	0	6					
Intangible Amortization	12	13	4	0	0					

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Exhibit 4
Acme Bank
Historical Income Statements as a Percentage of Average Assets

	Historical Percentage Income Statements							*Historical Percentage Income Statements*			
	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average	Qtr 1 Mar-04	Qtr 2 Dec-03	Qtr 3 Sep-03	Qtr 4 Jun-02
Interest Income											
Taxable Loans	4.26%	4.23%	4.77%	4.99%	5.21%	4.65%		4.31%	4.17%	4.22%	4.34%
Fed Funds Sold & CD's	0.05%	0.09%	0.18%	0.39%	0.27%	0.51%		0.01%	0.03%	0.07%	0.11%
Taxable Securities	0.66%	0.72%	1.02%	1.36%	1.86%	1.51%		0.60%	0.65%	0.65%	0.74%
Tax-Free Securities	0.01%	0.01%	0.02%	0.08%	0.10%	0.09%		0.01%	0.01%	0.01%	0.02%
Estimated Tax Benefit	0.01%	0.01%	0.01%	0.05%	0.05%	0.05%		0.00%	0.00%	0.01%	0.01%
Other Interest Income	0.02%	0.02%	0.03%	0.00%	0.00%	0.00%		0.02%	0.01%	0.02%	0.02%
Interest Income (FTE)	*5.01%*	*5.07%*	*6.03%*	***6.88%***	***7.49%***	***6.83%***	*5.47%*	***4.95%***	***4.88%***	***4.98%***	***5.23%***
Interest Expense											
Large CDs	0.28%	0.32%	0.40%	0.92%	0.91%	0.90%		0.19%	0.30%	0.26%	0.36%
Other Deposits	1.34%	1.39%	1.83%	2.11%	2.58%	2.14%		1.29%	1.33%	1.39%	1.36%
Fed Funds Purchased	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		0.00%	0.00%	0.00%	0.00%
Other Interest Expense	0.50%	0.50%	0.50%	0.47%	0.03%	0.03%		0.52%	0.46%	0.50%	0.51%
Interest Expense	*2.12%*	*2.20%*	*2.74%*	***3.50%***	***3.52%***	***3.08%***	*1.47%*	***2.00%***	***2.10%***	***2.15%***	***2.24%***
Net Interest Income (FTE)	*2.89%*	*2.87%*	*3.29%*	***3.38%***	***3.97%***	***3.75%***	*4.00%*	***2.95%***	***2.78%***	***2.83%***	***2.99%***
Fee Income											
Deposit Account Service Charges	0.72%	0.62%	0.50%	0.59%	0.50%	0.43%	0.46%	0.92%	0.74%	0.66%	0.54%
Other Operating Income	0.17%	0.22%	0.54%	0.18%	0.11%	0.13%	0.42%	0.08%	0.43%	-0.01%	0.17%
Total Other Income	***0.89%***	***0.83%***	***1.03%***	***0.77%***	***0.61%***	***0.56%***	***0.87%***	***1.00%***	***1.17%***	***0.66%***	***0.72%***
Adjusted Gross Income (FTE)	***3.78%***	***3.70%***	***4.32%***	***4.15%***	***4.59%***	***4.31%***	***4.87%***	***3.95%***	***3.96%***	***3.49%***	***3.70%***
Non-Interest Operating Expense											
Salaries & Benefits	1.44%	1.46%	1.59%	1.48%	1.56%	1.49%	1.68%	1.49%	1.43%	1.41%	1.41%
Net Occupancy	0.45%	0.43%	0.38%	0.37%	0.36%	0.35%	0.44%	0.49%	0.45%	0.40%	0.45%
Other Operating Expenses	0.97%	0.89%	1.03%	1.26%	1.18%	1.16%	0.94%	1.15%	1.08%	0.78%	0.86%
Non-Interest Operating Expenses	***2.86%***	***2.78%***	***3.00%***	***3.11%***	***3.10%***	***3.00%***	***3.06%***	***3.14%***	***2.96%***	***2.59%***	***2.72%***
Basic Operating Income (FTE)	***0.92%***	***0.92%***	***1.32%***	***1.04%***	***1.48%***	***1.31%***	***1.81%***	***0.81%***	***1.00%***	***0.90%***	***0.98%***
Security Transactions	0.16%	0.16%	0.00%	0.09%	-0.01%	0.01%	0.03%	0.01%	0.00%	0.00%	0.66%
Loan Loss Provision	***0.67%***	***0.62%***	***1.09%***	***0.08%***	***0.07%***	***0.05%***	***0.25%***	***0.45%***	***1.15%***	***0.37%***	***0.69%***
Pre-Tax Income (FTE)	0.42%	0.46%	0.24%	1.05%	1.40%	1.27%	1.60%	0.37%	-0.15%	0.54%	0.94%
FTE Adjustment	0.01%	0.01%	0.01%	0.05%	0.05%	0.05%	0.10%	0.00%	0.00%	0.01%	0.01%
Pre-Tax Income	0.41%	0.45%	0.23%	1.00%	1.35%	1.22%	1.49%	0.37%	-0.16%	0.53%	0.93%
Taxes	0.09%	0.10%	0.03%	0.41%	0.56%	0.47%	0.36%	0.09%	-0.13%	0.13%	0.28%
Income Before Extraordinary Items	0.32%	0.35%	0.20%	0.59%	0.80%	0.75%	1.13%	0.28%	-0.03%	0.39%	0.66%
Net Extraordinary Items	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
NET INCOME	**0.32%**	**0.35%**	**0.20%**	**0.59%**	**0.80%**	**0.75%**	**1.13%**	**0.28%**	**-0.03%**	**0.39%**	**0.66%**
Return on Average Equity	**3.50%**	**3.79%**	**2.35%**	**5.15%**	**7.02%**	**7.54%**		**3.13%**	**-0.28%**	**4.22%**	**6.94%**
Peer Average ROA	1.13%	1.13%	1.19%	1.11%	1.18%	1.17%		1.14%	1.05%	1.16%	1.17%
Peer Average ROE	11.52%	11.39%	11.95%	11.04%	12.01%	11.86%		11.19%	11.09%	11.94%	11.87%
Internal Growth Rate	**3.50%**	**3.79%**	**-7.31%**	**-9.94%**	**7.02%**	**7.54%**		**3.13%**	**-0.28%**	**4.22%**	**6.94%**
Peer Average	5.31%	5.27%	5.78%	4.71%	5.27%	5.28%					

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Net Interest Income as a % of assets is over 100 basis points less than the peer average of 4.00%. This results from both the lower yield on earning assets (**Interest Income** as % of assets) and a higher cost of funds (**Interest Expense** as % of assets).

Total Other Income is slightly higher than the peer group's because of higher deposit services charges.

Adjusted Gross Income, however, remains below the peer group.

As a percentage of average assets, the **loan loss provision** is well above the peer group.

Lower than peer ROA and ROE is a function of tight spreads and high credit costs.

The **Internal Growth Rate** is equal to **Return on Equity** multiplied by one minus the Dividend Payout Ratio. The Bank's Internal Growth Rate is below the peer group's. As a result of low returns on equity (2002-04) and high dividend payouts (2002), the Bank's internal growth rate has been low or negative. The Bank's asset growth rate has exceeded the internal growth rate, causing capital ratios to fall. Going forward, maintaining the same balance sheet growth rates will require capital infusions from the parent company unless profitability improves.

Schedule 1
Acme Bank
Spread Relationships / Margin Analysis

	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Qtr 1 Mar-04	Qtr 2 Dec-03	Qtr 3 Sep-03	Qtr 4 Jun-02
BANK:										
Interest Income(FTE)/Avg Assets	5.01%	5.07%	6.03%	6.88%	7.49%	6.83%	4.95%	4.88%	4.98%	5.23%
Interest Expense/Average Assets	2.12%	2.20%	2.74%	3.50%	3.52%	3.08%	2.00%	2.10%	2.15%	2.24%
Net Interest Inc(FTE)/Avg Assets	2.89%	2.87%	3.29%	3.38%	3.97%	3.75%	2.95%	2.78%	2.83%	2.99%
Yield on Avg Earn Assets (FTE)	5.50%	5.53%	6.67%	7.74%	8.35%	7.71%	5.59%	5.35%	5.40%	5.68%
Cost of Interest-Bearing Funds	2.60%	2.71%	3.62%	4.75%	4.76%	4.16%	2.43%	2.57%	2.65%	2.76%
Net Spread (FTE)	2.90%	2.82%	3.05%	2.98%	3.59%	3.56%	3.17%	2.77%	2.75%	2.92%
Yield on Avg Earn Assets(FTE)	5.50%	5.53%	6.67%	7.74%	8.35%	7.71%	5.59%	5.35%	5.40%	5.68%
Cost of Average Earning Assets	2.33%	2.40%	3.03%	3.94%	3.92%	3.48%	2.26%	2.30%	2.33%	2.44%
Net Interest Margin (FTE)	***3.17%***	***3.12%***	***3.64%***	***3.80%***	***4.43%***	***4.23%***	***3.34%***	***3.05%***	***3.07%***	***3.24%***
PEER GROUP:										
Interest Income(FTE) / Avg Assets	5.47%	5.57%	6.32%	7.40%	7.92%	7.50%	5.33%	5.41%	5.49%	5.65%
Interest Expense / Average Assets	1.47%	1.56%	2.12%	3.28%	3.61%	3.20%	1.34%	1.40%	1.49%	1.63%
Net Interest Inc(FTE) / Avg Assets	4.00%	4.01%	4.20%	4.11%	4.31%	4.31%	3.98%	4.01%	4.00%	4.02%
Yield on Avg Earn Assets(FTE)	5.90%	6.01%	6.80%	7.96%	8.49%	8.07%	5.74%	5.84%	5.93%	6.10%
Cost of Interest-Bearing Funds	1.93%	2.05%	2.76%	4.28%	4.70%	4.20%	1.77%	1.85%	1.97%	2.14%
Net Spread (FTE)	3.97%	3.96%	4.04%	3.68%	3.78%	3.87%	3.97%	3.98%	3.96%	3.96%
Yield on Avg Earn Assets(FTE)	5.90%	6.01%	6.80%	7.96%	8.49%	8.07%	5.74%	5.84%	5.93%	6.10%
Cost of Average Earning Assets	1.58%	1.69%	2.28%	3.53%	3.87%	3.44%	1.45%	1.51%	1.61%	1.76%
Net Interest Margin (FTE)	***4.32%***	***4.33%***	***4.52%***	***4.43%***	***4.62%***	***4.63%***	***4.29%***	***4.33%***	***4.32%***	***4.33%***
Supplemental Data - Assets:										
Yield on Loans (FTE)	6.02%	***6.22%***	***7.79%***	***9.22%***	***9.75%***	***9.36%***	***5.74%***	***5.75%***	***6.09%***	***6.50%***
Peer Average	6.83%	6.96%	7.66%	8.84%	9.37%	9.10%	6.56%	6.73%	6.93%	7.09%
Yield on Total Securities (FTE)	4.87%	***5.19%***	***6.35%***	***6.28%***	***6.30%***	***5.87%***	***4.78%***	***4.48%***	***4.91%***	***5.35%***
Peer Average	4.15%	4.27%	5.38%	6.30%	6.55%	6.29%	4.16%	4.14%	4.00%	4.31%
Supplemental Data - Deposits:										
Cost of Int. Bearing Deposits	2.29%	2.39%	3.34%	***4.63%***	***4.75%***	***4.14%***	***2.12%***	***2.31%***	***2.30%***	***2.41%***
Peer Average	1.81%	1.94%	2.67%	4.24%	4.63%	4.16%	1.65%	1.73%	1.85%	2.02%
Cost of Savings Dep incl MMDA	***0.50%***	***0.55%***	***1.65%***	***2.13%***	***2.50%***	***2.61%***	***0.46%***	***0.45%***	***0.42%***	***0.66%***
Peer Average	0.97%	1.04%	1.61%	2.82%	3.47%	3.11%	0.89%	0.92%	0.94%	1.11%
Cost of CD's >$100,000	***2.52%***	***2.84%***	***3.64%***	***5.19%***	***5.25%***	***5.65%***	***1.81%***	***2.58%***	***2.33%***	***3.34%***
Peer Average	2.57%	2.72%	3.59%	5.45%	5.89%	5.17%	2.36%	2.46%	2.64%	2.82%

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Spreads & Margins. Banking is concerned with managing "spreads." Banks borrow at one cost and lend at a higher cost -- the difference is the spread or margin. The schedules to the left provide three common spread (margin) measures. As can be seen, the Bank's spreads are substantially lower than those of the peer group in all three cases.

The Bank's net interest margin fell considerably in 2003. Possible explanations include:
- The sale of loans in 2002, perhaps in expectation that interest rates would rise in 2003, deprived the Bank of higher yielding loans.
- Loan growth was significant in 2003. Loan growth was apparently concentrated in variable rate loans, which presumably weighed down asset yields.
- High proportion of fixed rate FHLB advances and longer term CDs limited the Bank's ability to reprice liabilities.
- Note that margin pressure occurred despite a shift in the earning asset mix towards higher yielding loans.

Why is the Bank's interest expense to average assets so much higher than the Peer's?
1. High cost of FHLB advances
2. High proportion of FHLB advances to total funds
3. Deposit mix (high level of time deposits)

The Bank's **Yield on Loans** has remained below the peer group's for the last two periods. This is unfavorable; however, the Bank's **Yield on Securities** has remained above the peer group's since the merger in 2002. Lower loan yields may reflect more variable rate originations (or aggressive pricing policies). Better than peer securities yields attributable to heavy concentration in corporate bonds.

Deposit Costs. Rates do not appear that unfavorable relative to the peer group, implying that high cost of deposits is more attributable to an unfavorable mix.

Schedule 2
Acme Bank
Loan Portfolio Composition ($ Thousands)

Loan Category	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	Growth Rates 1999-03
Construction & Development	34,596	27,277	15,902	502	773	1,511	71.5%	106.1%
1-4 Family Residential	51,665	54,028	46,725	10,134	10,243	8,688	15.6%	57.9%
Other Real Estate	46,344	41,954	23,314	6,013	6,035	4,613	80.0%	73.7%
Total Real Estate	132,605	123,259	85,941	16,649	17,051	14,812	43.4%	69.8%
Financial Institution	0	0	0	0	0	0	nm	nm
Agricultural	0	0	0	0	0	0	nm	nm
Commercial/Industrial	8,091	7,486	7,548	3,181	4,314	5,258	-0.8%	9.2%
Consumer - Credit Card	0	0	0	15	0	0	nm	nm
Consumer - Other	7,329	7,773	14,190	3,361	4,244	4,042	-45.2%	17.8%
Leases/Other	10	11	18	847	31	37	-38.9%	-26.2%
GROSS LOANS	**148,035**	**138,529**	**107,697**	**24,053**	**25,640**	**24,149**	**28.6%**	**54.8%**
Unearned Income (-)	0	0	(99)	0	(371)	(330)	nm	nm
Loans Net of Unearned Income	$148,035	$138,529	$107,598	$24,053	$25,269	$23,819	28.7%	55.3%
Mortgages Serviced for Others	$4,835	$5,408	$0	$0	$0	$0	nm	nm

Recent growth has occurred mostly in construction & development and commercial real estate loans. Acme's SEC filings cite a new "treasury-based, adjustable rate commercial loan program." Given the recent losses in the commercial portfolio, has underwriting improved such that the risk of the rapid loan growth is mitigated?

	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Loan/Deposit Ratio	***95.6%***	***91.5%***	***76.7%***	***67.8%***	***73.0%***	***59.8%***
Peer Average	78.1%	77.9%	76.9%	76.5%	76.7%	74.3%
Loan/Core Deposit Ratio	***112.4%***	***106.9%***	***88.8%***	***86.7%***	***93.0%***	***75.8%***
Peer Average	92.2%	91.7%	90.8%	90.3%	90.7%	86.2%

Despite the high **Loan to Deposit Ratio** (higher than the peer group's), the Bank's interest margins lag the peer group.

Schedule 2a
Loan Portfolio Composition Percentages

Loan Category	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average
Construction & Development	23.4%	19.7%	14.8%	2.1%	3.0%	6.3%	10.1%
1-4 Family Residential	34.9%	39.0%	43.4%	42.1%	39.9%	36.0%	27.4%
Other Real Estate	31.3%	30.3%	21.6%	25.0%	23.5%	19.1%	34.9%
Total Real Estate	89.6%	89.0%	79.8%	69.2%	66.5%	61.3%	72.5%
Financial Institution	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
Agricultural	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	2.6%
Commercial/Industrial	5.5%	5.4%	7.0%	13.2%	16.8%	21.8%	16.0%
Consumer - Credit Card	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.3%
Consumer - Other	5.0%	5.6%	13.2%	14.0%	16.6%	16.7%	7.3%
Leases/Other	0.0%	0.0%	0.0%	3.5%	0.1%	0.2%	1.2%
GROSS LOANS	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Schedule 3
Acme Bank
Loan Portfolio Quality

Loan Loss Reserve Components	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Beginning Balance	1,068	1,059	275	271	275	311
Net Charge-Offs:						
Charge-Offs	(843)	(882)	(1,725)	(42)	(44)	(69)
Recoveries	57	79	54	9	11	9
Net Charge-Offs	(786)	(803)	(1,671)	(33)	(33)	(60)
Provision	1,250	1,141	1,956	36	30	24
Other Adjustments	0	0	499	1	(1)	0
Ending Reserve	$1,532	$1,397	$1,059	$275	$271	$275
Non-Performing Assets						
Commercial & Industrial	105	99	0	46	15	22
Agriculture	0	0	0	0	0	0
Consumer	75	24	33	25	52	77
Real Estate	781	166	415	0	8	3
Other	0	0	0	0	0	0
Total Non-Accrual Loans	**$961**	**$289**	**$448**	**$71**	**$75**	**$102**
Commercial & Industrial	0	7	117	89	385	58
Agriculture	0	0	0	0	0	0
Consumer	3	27	67	25	1	20
Real Estate	140	128	449	249	163	118
Other	0	0	0	0	0	0
Total Loans Past Due 90+ Days	**$143**	**$162**	**$633**	**$363**	**$549**	**$196**
Restructured Loans / Securities	0	0	0	0	0	0
Other Real Estate Owned	1,463	4,211	1,843	229	115	107
Total Non-Performing Assets	**$2,567**	**$4,662**	**$2,924**	**$663**	**$739**	**$405**
Average Loans ($000's)	133,319	124,900	110,372	25,014	24,100	23,707
Ratios:						
Net Charge-Offs/Loan Loss Prov.	*-62.88%*	*-70.38%*	*-85.43%*	*-91.67%*	*-110.0%*	*-250.0%*
Peer Average	-69.17%	-69.53%	-65.07%	-70.37%	-58.78%	-59.18%
Net Charge-Offs/Avg Loans (%)	*-0.59%*	*-0.64%*	*-1.51%*	*-0.13%*	*-0.14%*	*-0.25%*
Peer Average	-0.26%	-0.28%	-0.29%	-0.28%	-0.20%	-0.19%
Provision/Average Loans (x)	*0.94%*	*0.91%*	*1.77%*	*0.14%*	*0.12%*	*0.10%*
Peer Average	0.38%	0.40%	0.45%	0.40%	0.35%	0.32%
Ending Reserve/Loans (%)	*1.03%*	*1.01%*	*0.98%*	*1.14%*	*1.07%*	*1.15%*
Peer Average	1.32%	1.31%	1.30%	1.26%	1.25%	1.26%
Nonaccrual Loans/Total Loans	*0.65%*	*0.21%*	*0.42%*	*0.30%*	*0.30%*	*0.43%*
Peer Average	0.63%	0.64%	0.67%	0.62%	0.51%	0.46%
Non-Perfor Assets/Loans+OREO	*1.72%*	*3.27%*	*2.67%*	*2.73%*	*2.91%*	*1.69%*
Peer Average	1.12%	1.15%	1.23%	1.17%	0.96%	0.95%
Non-Perfor Assets/Total Assets	*1.29%*	*2.42%*	*1.66%*	*1.48%*	*1.82%*	*0.90%*
Peer Average	0.73%	0.75%	0.80%	0.76%	0.63%	0.60%
Nonaccrual+90 days/LLR	*72.06%*	*32.28%*	*102.08%*	*157.82%*	*230.26%*	*108.36%*
Peer Average	62.96%	65.15%	70.31%	71.91%	59.56%	55.71%
Non-Perfor Assets/Equity+LLR	*13.40%*	*24.87%*	*16.86%*	*12.66%*	*13.03%*	*7.97%*
Peer Average	6.92%	7.23%	7.63%	7.39%	6.00%	5.81%

Attributable to merger of thrift in 2002.

Approximately $2.5 million of net charge-offs over the last 2 years, which were primarily concentrated in commercial loans (2003) and residential mortgages and consumer loans (2002).

Transfer of OREO to "other assets" caused non-performing assets to appear to improve in 1Q04. Without this transfer, NPAs would have increased due to higher level of non-accrual loans. $2.5 million was associated with one borrower.

Though **Net Charge-Offs to Average Loans** declined between 2002 and the LTM, they are still higher than the peer average.

The Bank also has a high amount of **Non-Performing Assets to Total Assets** (even with the 2004 reclassification). In fairness, non-performing assets trended down in 2Q04.

The Bank's **Ending Reserve/Loan Ratio** has been weaker than the peer group's for the last three years, despite higher losses. Coverage of non-performing loans is also lower than peer.

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Schedule 3a
Acme Bank
Loan Portfolio Quality

Loan Loss Reserve Components	1 Qtr Mar-04	2 Qtr Dec-03	3 Qtr Sep-03	4 Qtr Jun-02
Beginning Balance	1,397	1,237	1,154	1,068
Net Charge-Offs:				
Charge-Offs	(92)	(396)	(114)	(241)
Recoveries	7	11	27	12
Net Charge-Offs	(85)	(385)	(87)	(229)
Provision	220	545	170	315
Other Adjustments	0	0	0	0
Ending Reserve	$1,532	$1,397	$1,237	$1,154
Non-Performing Assets				
Commercial & Industrial	105	99	87	56
Agriculture	0	0	0	0
Consumer	75	24	51	69
Real Estate	781	166	667	794
Other	0	0	0	0
Total Non-Accrual Loans	**$961**	**$289**	**$805**	**$919**
Commercial & Industrial	0	7	27	50
Agriculture	0	0	0	0
Consumer	3	27	1	7
Real Estate	140	128	4	736
Other	0	0	0	0
Total Loans Past Due 90+ Days	**$143**	**$162**	**$32**	**$793**
Restructured Loans / Securities	*0*	*0*	*0*	*0*
Other Real Estate Owned	1,463	4,211	822	993
Total Non-Performing Assets	**$2,567**	**$4,662**	**$1,659**	**$2,705**
Average Loans ($000's)	145,850	137,151	128,804	121,470
Ratios:				
Net Charge-Offs/Loan Loss Prov	*-38.64%*	*-70.64%*	*-51.18%*	*-72.70%*
Peer Average	-48.51%	-87.34%	-72.08%	-62.20%
*Net Losses/Average Loans (%) **	*-0.23%*	*-1.12%*	*-0.27%*	*-0.75%*
Peer Average	-0.14%	-0.38%	-0.27%	-0.27%
*Provision/Average Loans (x) **	*0.60%*	*1.59%*	*0.53%*	*1.04%*
Peer Average	0.28%	0.43%	0.38%	0.43%
Ending Reserve/Loans (%)	*1.03%*	*1.01%*	*0.93%*	*0.93%*
Peer Average	1.32%	1.31%	1.33%	1.33%
Nonaccrual Loans/Total Loans	*0.65%*	*0.21%*	*0.61%*	*0.74%*
Peer Average	0.63%	0.64%	0.67%	0.67%
Non-Perfor Assets/Loans+OREO	*1.72%*	*3.27%*	*1.25%*	*2.16%*
Peer Average	1.12%	1.15%	1.26%	1.24%
Non-Perfor Assets/Total Assets	*1.29%*	*2.42%*	*0.86%*	*1.44%*
Peer Average	0.73%	0.75%	0.82%	0.80%
Nonaccrual+90 days/LLR	*72.06%*	*32.28%*	*67.66%*	*148.35%*
Peer Average	62.96%	65.15%	69.25%	69.95%
Non-Perfor Assets/Equity+LLR	*13.40%*	*24.87%*	*8.94%*	*14.59%*
Peer Average	6.92%	7.23%	7.81%	7.59%

* Annualized
Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Schedule 4
Acme Bank
Liquid Asset Analysis

Liquid Assets	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	Growth Rates 1999-03
U.S. Treasury Obligations	0	0	0	0	0	1,529	nm	nm
Other U.S. Agencies-excl of MBS	7,591	12,021	11,938	6,577	9,090	10,854	0.7%	2.6%
GNMA, FNMA, FHLMC MBS	1,252	1,358	1,924	738	1,167	1,523	-29.4%	-2.8%
FNMA & FHLMC CMOs/REMICs	0	0	0	0	0	0	nm	nm
Other MBS and CMOs/REMICs	0	0	0	0	0	0	nm	nm
State & Political Obligations	213	212	544	705	906	905	-61.0%	-30.4%
Equity Securities	0	0	0	0	128	128	nm	nm
Other	15,912	15,804	15,262	3,061	0	0	3.6%	nm
Total Securities	24,968	29,395	29,668	11,081	11,291	14,939	-0.9%	18.4%
Trading Account Securities	0	0	0	0	0	0	nm	nm
Fed Funds Sold & CD's	5,824	4,669	22,513	4,400	0	750	-79.3%	58.0%
Total Liquid Earning Assets	30,792	34,064	52,181	15,481	11,291	15,689	-34.7%	21.4%
Cash & Due from Banks	2,804	2,952	2,919	2,019	1,794	3,055	1.1%	-0.9%
Total Liquid Assets	33,596	37,016	55,100	17,500	13,085	18,744	-32.8%	18.5%
Less: Non-Core Funding Sources	(48,997)	(44,926)	(36,569)	(11,916)	(7,843)	(8,654)	nm	nm
Net Liquid Assets	(15,401)	(7,910)	18,531	5,584	5,242	10,090	nm	nm
Unrealized Gain/(Loss) in Portfolio	0	0	0	103	25	0	nm	nm
Adjusted Net Liquid Assets	($15,401)	($7,910)	$18,531	$5,687	$5,267	$10,090	nm	nm

The Bank has benefited in yield from its investment in Corporate Bonds, classified here as "**Other.**" However, there is likely a corresponding give-up in liquidity relative to Treasuries.

Overall, liquidity has declined, which corresponds to the need to fund recent loan growth with reductions in liquid assets and wholesale borrowings.

Securities Portfolio Memorandum:	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Held-to-Maturity (Market Value)	0	0	0	4,607	2,098	2,428
Held-to-Maturity (Cost Basis)	0	0	0	4,504	2,073	2,428
Unrealized Gain/(Loss) in Port.	0	0	0	103	25	0
% of Held-to-Maturity Portfolio	***0.0%***	***0.0%***	***0.0%***	***2.3%***	***1.2%***	***0.0%***
Peer Average	2.5%	1.8%	2.9%	1.4%	0.4%	-1.9%
Available-for-Sale (Market Value)	24,968	29,395	29,668	6,577	9,218	12,511
Available-for-Sale (Cost Basis)	23,936	28,534	28,487	6,491	9,238	12,815
Recognized Gain/(Loss) in Port.	1,032	861	1,181	86	(20)	(304)
% of Avail for Sale Portfolio	***4.31%***	***3.02%***	***4.15%***	***1.32%***	***-0.22%***	***-2.37%***
Peer Average	1.71%	1.03%	2.41%	1.09%	0.06%	-2.51%

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Schedule 5
Acme Bank
Liquid Assets as a Percentage of Total Assets

Liquid Assets	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	YTD Peer Average
U.S. Treasury Obligations	0.0%	0.0%	0.0%	0.0%	0.0%	3.4%	0.7%
Other U.S. Agencies-excl of MBS	3.8%	6.2%	6.8%	14.7%	22.4%	24.1%	9.1%
GNMA, FNMA, FHLMC MBS	0.6%	0.7%	1.1%	1.6%	2.9%	3.4%	5.3%
FNMA & FHLMC CMOs/REMICs	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	2.3%
Other MBS and CMOs/REMICs	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%
State & Political Obligations	0.1%	0.1%	0.3%	1.6%	2.2%	2.0%	4.6%
Equity Securities	0.0%	0.0%	0.0%	0.0%	0.3%	0.3%	0.2%
Other	8.0%	8.2%	8.7%	6.8%	0.0%	0.0%	0.8%
Total Securities	12.5%	15.3%	16.8%	24.7%	27.9%	33.1%	23.0%
Trading Account Securities	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fed Funds Sold & CD's	2.9%	2.4%	12.8%	9.8%	0.0%	1.7%	4.5%
Total Liquid Earning Assets	15.5%	17.7%	29.6%	34.5%	27.9%	34.8%	27.5%
Cash & Due from Banks	1.4%	1.5%	1.7%	4.5%	4.4%	6.8%	3.3%
Total Liquid Assets	16.9%	19.2%	31.3%	39.1%	32.3%	41.6%	30.8%
Less: Non-Core Funding Sources	-24.6%	-23.3%	-20.8%	-26.6%	-19.3%	-19.2%	-18.7%
Net Liquid Assets	-7.7%	-4.1%	10.5%	12.5%	12.9%	22.4%	12.0%
Gain/(Loss) in Portfolio	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%	0.1%
Adjusted Net Liquid Assets	**-7.7%**	**-4.1%**	**10.5%**	**12.7%**	**13.0%**	**22.4%**	**12.1%**

Margin compression was significant in 2003, despite the overall reduction in liquidity. Gave up liquidity and achieved no corresponding earnings burst.

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Schedule 6
Acme Bank
Deposit Base Composition

Deposit Category	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	1999-03
Total Demand Deposits	16,566	18,892	11,700	6,149	5,556	6,639	61.5%	29.9%
Regular Savings/Other	26,549	25,519	23,813	3,667	3,869	4,156	7.2%	57.4%
MMDA & NOW Accounts	21,454	17,095	17,996	3,204	3,128	6,509	-5.0%	27.3%
Time Deposits Under $100,000	67,179	68,028	67,599	14,715	14,606	14,114	0.6%	48.2%
Time Deposits Over $100,000	23,117	21,846	19,094	7,745	7,444	8,426	14.4%	26.9%
Total Deposits	***154,865***	***151,380***	***140,202***	***35,480***	***34,603***	***39,844***	***8.0%***	***39.6%***
Less: Time Deposits > $100,000	23,117	21,846	19,094	7,745	7,444	8,426	14.4%	26.9%
Less: Brokered CDs < $100K	0	0	0	0	0	0	nm	nm
Total Core Deposits	$131,748	$129,534	$121,108	$27,735	$27,159	$31,418	7.0%	42.5%
Memo: Total Brokered Deposits	0	0	0	0	0	0		
Government Deposits	4,394	4,126	4,139	1,395	1,455	1,638		

Schedule 7
Deposit Percentage Composition

Deposit Category	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average
Demand Deposits	10.7%	12.5%	8.3%	17.3%	16.1%	16.7%	16.0%
Regular Savings	17.1%	16.9%	17.0%	10.3%	11.2%	10.4%	12.9%
MMDA & NOW Accounts	13.9%	11.3%	12.8%	9.0%	9.0%	16.3%	29.7%
Time Deposits Under $100,000	43.4%	44.9%	48.2%	41.5%	42.2%	35.4%	26.3%
Time Deposits Over $100,000	14.9%	14.4%	13.6%	21.8%	21.5%	21.1%	15.1%
TOTAL DEPOSITS	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Perhaps attributable to its thrift roots, the Bank has a much larger portion of Time Deposits under $100K than the peer group, but a much smaller portion of MMDA and NOW accounts than the peer group.

Schedule 8
Non-Core Funding Analysis

Category	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Time Deposits Over $100,000	23,117	21,846	19,094	7,745	7,444	8,426
Brokered CDs < $100,000	0	0	0	0	0	0
Fed Funds Purchased & Repos	0	0	0	0	200	0
Other Borrowings + TT&Ls + BAs	25,880	23,080	17,475	4,171	199	228
Total Non-Core Funds	$48,997	$44,926	$36,569	$11,916	$7,843	$8,654
Non-Core Funds/Total Assets	***24.6%***	***23.3%***	***20.8%***	***26.6%***	***19.3%***	***19.2%***
Peer Group	18.7%	18.7%	18.3%	18.1%	18.1%	16.7%
Non-Core Funds/Total Loans	***33.1%***	***32.4%***	***34.0%***	***49.5%***	***31.0%***	***36.3%***
Peer Group	28.7%	28.6%	28.3%	28.0%	27.9%	26.6%

Non-Core Funds provide a relatively large portion of funding for the Bank.

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Schedule 9
Acme Bank
Non-Interest Income and Expenses

Non-Interest Income	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	Growth Rates 1999-03	Peer Average
Fiduciary Activities	0	0	0	0	0	0	nm	nm	
Service Charges	1,353	1,137	893	270	226	206	27.3%	53.3%	
Trading Revenue	0	0	0	0	0	0	nm	nm	
Other Fee Income	(11)	(9)	14	3	27	34	nm	nm	
Other Noninterest Income	328	405	957	81	23	29	-57.7%	93.3%	
Total Non-Interest Income	**$1,670**	**$1,533**	**$1,864**	**$354**	**$276**	**$269**	**-17.8%**	**54.5%**	
Non-Interest Expenses									
Personnel	2,697	2,676	2,873	681	702	711	-6.9%	39.3%	
Occupancy	839	793	688	172	164	168	15.3%	47.4%	
Other	1,825	1,637	1,849	581	530	552	-11.5%	31.2%	
Non-Interest Expenses	**$5,361**	**$5,106**	**$5,410**	**$1,434**	**$1,396**	**$1,431**	**-5.6%**	**37.4%**	
Non-Interest Expenses/Avg Assets									
Personnel	1.44%	1.46%	1.59%	1.48%	1.56%	1.49%	-8.6%	-0.6%	1.68%
Occupancy	0.45%	0.43%	0.38%	0.37%	0.36%	0.35%	13.1%	5.2%	0.44%
Other	0.97%	0.89%	1.03%	1.26%	1.18%	1.16%	-13.1%	-6.3%	0.94%
Non-Interest Expenses	**2.86%**	**2.78%**	**3.00%**	**3.11%**	**3.10%**	**3.00%**	**-7.4%**	**-1.9%**	**3.06%**
Net Non-Interest Expense	$3,691	$3,573	$3,546	$1,080	$1,120	$1,162	0.8%	32.4%	
Net NIE/Average Assets	1.97%	1.95%	1.97%	2.34%	2.49%	2.44%			
Fee Income/Non-Interest Expense	***31.2%***	***30.0%***	***34.5%***	***24.7%***	***19.8%***	***18.8%***			
Personnel Expense Analysis									
Average Assets ($000)	187,772	183,636	180,177	46,128	45,012	47,665			
Full-Time Equivalent Employees	83	81	79	27	25	26			
Peer Equivalent FTEs	68	68	70	19	19	22			
FTE Differential	15	13	9	8	6	4			
Avg Assets/Employee ($000)	***2,262***	***2,267***	***2,281***	***1,708***	***1,800***	***1,833***			
Peer Average	2,764	2,720	2,581	2,452	2,322	2,214			
Personnel Expense/Employee	***32,494***	***33,037***	***36,367***	***25,222***	***28,080***	***27,346***			
Peer Average	46,428	45,719	43,599	41,022	38,917	37,211			
Fee Income/Employee	***20,120***	***18,926***	***23,595***	***13,111***	***11,040***	***10,346***			
Peer Average	24,106	24,161	22,199	20,189	18,013	17,235			
AGI/Employee	***85,446***	***83,889***	***98,595***	***70,889***	***82,560***	***79,077***			
Peer Average	134,741	133,188	130,644	121,099	118,055	112,596			

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Schedule 10
Acme Bank
Operating Expense as a Percentage of Adjusted Gross Income

	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average
Net Interest Income	76.45%	77.44%	76.07%	81.50%	86.63%	86.92%	82.11%
Fee Income	23.55%	22.56%	23.93%	18.50%	13.37%	13.08%	17.89%
Adjusted Gross Income (Sales)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Non-Interest Expenses:							
Personnel	38.03%	39.38%	36.89%	35.58%	34.01%	34.58%	34.46%
Occupancy	11.83%	11.67%	8.83%	8.99%	7.95%	8.17%	9.09%
Other	25.73%	24.09%	23.74%	30.36%	25.68%	26.85%	19.32%
Non-Int Operating Expense	***75.59%***	***75.14%***	***69.46%***	***74.92%***	***67.64%***	***69.60%***	***62.86%***
(Efficiency Ratio)							
Operating Income	24.41%	24.86%	30.54%	25.08%	32.36%	30.40%	37.14%
Securities Transactions	4.31%	4.40%	0.10%	2.09%	-0.29%	0.15%	0.68%
Loan Loss Provision	17.63%	16.79%	25.11%	1.88%	1.45%	1.17%	5.06%
Pre-Tax Income (FTE)	11.10%	12.47%	5.53%	25.29%	30.62%	29.38%	32.76%

As previously discussed, the Bank has a relatively higher fee income than the peer banks and very tight interest margins, so **Fee Income as a % of Sales** is higher than the peer group's.

Non-Interest Operating Expenses are higher as a percent of sales for the Bank. The Bank's **efficiency ratio** has been historically weak and is not improving.

The **Pre-Tax Margin** is much lower for the Bank than for the peer group.

Schedule 11
Historical Return on Average Equity

	Percent of Average Assets						
Components of ROAE	LTM 3/31/04	2003	2002	2001	2000	1999	Peer Average
Basic Operating Income (FTE)	0.92%	0.92%	1.32%	1.04%	1.48%	1.31%	1.81%
+ Securities Transactions	0.16%	0.16%	0.00%	0.09%	-0.01%	0.01%	0.03%
- Loan Loss Provision	-0.67%	-0.62%	-1.09%	-0.08%	-0.07%	-0.05%	-0.25%
- FTE Adjustment	-0.01%	-0.01%	-0.01%	-0.05%	-0.05%	-0.05%	-0.10%
- Taxes	-0.09%	-0.10%	-0.03%	-0.41%	-0.56%	-0.47%	-0.36%
+ Net Extraordinary Items	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
= Return on Average Assets	***0.32%***	***0.35%***	***0.20%***	***0.59%***	***0.80%***	***0.75%***	***1.13%***
x Avg. Assets/Avg. Equity	10.85	10.74	11.60	8.70	8.83	10.07	10.21
= Return on Average Equity	***3.50%***	***3.79%***	***2.35%***	***5.15%***	***7.02%***	***7.54%***	***11.52%***
Peer Group ROAE	11.52%	11.39%	11.95%	11.04%	12.01%	11.86%	

The Bank's lower than peer average **ROA** combined with leverage (about equal to the peer) yields a substantially lower **ROE**.

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Schedule 12
Acme Bank
Reconciliation of Equity ($ Thousands)

	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Beginning Equity Capital	17,351	16,284	4,961	5,401	4,807	4,643
Net Income	137	648	365	273	358	357
Net Sale or Purchase of Stock						
- Preferred Stock	0	0	0	0	0	0
- Common Stock	0	0	0	0	0	0
Cash Dividends, Preferred Stock	0	0	0	0	0	0
Cash Dividends, Common Stock	0	0	(1,500)	(800)	0	0
Prior Period Adjustments	0	0	0	0	0	0
Accounting Principle Changes	0	0	0	0	0	0
Other Comprehensive Income	110	(76)	766	65	156	(188)
Other Transactions w/Parent HC	21	0	0	22	80	(5)
Change Due to Business Comb.	0	0	11,692	0	0	0
Combinations / Other Adjustments	0	495	0	0	0	0
Ending Equity Capital	**$17,619**	**$17,351**	**$16,284**	**$4,961**	**$5,401**	**$4,807**

Peer Data is UBPR Group #4: Banks with assets between $100-$300 million and 3 or more banking offices in a metro area at 3/31/04 (1,287 banks).

Exhibit 1
Acme Bancshares, Inc.
Historical Balance Sheets ($ Thousands)

	Historical Balance Sheets						*Compound Annual Growth Rates*	
	YTD	FY	FY	FY	FY	FY	Subject	
Assets	3/31/04	2003	2002	2001	2000	1999	2002-03	1999-03
Total Securities	***24,968***	***29,395***	***29,668***	***35,417***	***24,170***	***30,454***	-0.9%	-0.9%
Trading Account	0	0	0	0	0	0	nm	nm
Fed Funds + CDs + Rev Repos	5,824	4,669	22,513	19,247	1,917	12,206	-79%	-21.4%
Gross Loans & Leases	***148,035***	***138,529***	***107,598***	***111,919***	***119,886***	***115,692***	28.7%	4.6%
Loan Loss Allowance	1,532	1,397	1,059	775	965	1,013	31.9%	8.4%
Net Loans	146,503	137,132	106,539	111,144	118,921	114,679	28.7%	4.6%
Total Earning Assets	***177,295***	***171,196***	***158,720***	***165,808***	***145,008***	***157,339***	***7.9%***	***2.1%***
Cash and Due From Banks	2,804	2,952	2,919	3,358	3,024	5,658	1.1%	-15.0%
Bank Premises	5,380	4,909	4,265	3,566	3,257	3,152	15.1%	11.7%
Other Real Estate Owned	1,463	4,211	1,843	1,387	1,912	678	128.5%	57.9%
Investment In Unconsolidated Sub	0	0	0	0	0	0	nm	nm
Intangible Assets	1,271	1,291	1,085	983	1,092	1,200	19.0%	1.8%
Other Assets	12,973	9,652	8,953	7,125	3,572	3,220	7.8%	31.6%
TOTAL ASSETS	**$201,186**	**$194,211**	**$177,785**	**$182,227**	**$157,865**	**$171,247**	**9.2%**	**3.2%**
Liabilities & Equity								
Demand Deposits	16,566	18,892	13,945	9,490	8,456	9,365	35.5%	19.2%
Time & Savings Deposits	138,299	132,488	125,986	136,579	128,182	142,388	5.2%	-1.8%
Total Deposits	***154,865***	***151,380***	***139,931***	***146,069***	***136,638***	***151,753***	***8.2%***	***-0.1%***
Fed Funds Purchased + Repos	0	0	0	0	200	0	nm	nm
FHLB Advances & Other Borrowing:	27,125	23,780	17,475	17,000	0	0	36.1%	nm
Subordinated Debt	0	0	0	0	0	0	nm	nm
Other Liabilities	671	499	1,571	692	867	514	-68.2%	-0.7%
Total Liabilities	***182,661***	***175,659***	***158,977***	***163,761***	***137,705***	***152,267***	***10.5%***	***3.6%***
Minority Interest/Trust Preferred Sec	0	0	0	0	0	0	nm	nm
Preferred Stock	0	0	0	0	0	0	nm	nm
Common Stock	18,525	18,552	18,808	18,466	20,160	18,980	-1.4%	-0.6%
Total Equity	***18,525***	***18,552***	***18,808***	***18,466***	***20,160***	***18,980***	*-1.4%*	*-0.6%*
TOTAL LIABILITIES & EQUITY	**$201,186**	**$194,211**	**$177,785**	**$182,227**	**$157,865**	**$171,247**	**9.2%**	**3.2%**
Average Fed Funds & Rev Repos	2,499	3,489	5,789	12,814	3,824	19,228	-39.7%	-34.7%
Average Securities	25,974	26,012	29,625	30,779	28,676	27,591	-12.2%	-1.5%
Average Loans	133,319	124,900	110,372	116,178	116,259	113,266	13.2%	2.5%
Average Earning Assets	178,945	174,892	158,141	175,611	154,257	164,483	10.6%	1.5%
Average Total Assets	$190,213	$186,332	$181,496	$185,474	$167,356	$181,845	2.7%	0.6%
Average Demand Deposits	33,255	16,419	11,718	8,973	8,911	11,100	40.1%	10.3%
Average Interest-Bearing Funds	153,128	149,722	146,423	151,157	137,239	145,651	2.3%	0.7%
Average Total Equity	$18,402	$18,459	$17,574	$19,777	$19,482	$18,507	5.0%	-0.1%

Exhibit 1a
Acme Bancshares, Inc.
Historical Balance Sheets ($ Thousands)

	Historical Balance Sheets					*Period-to-Period Growth Rates*			
Assets	1 Qtr Mar-04	2 Qtr Dec-03	3 Qtr Sep-03	4 Qtr Jun-03	5 Qtr Mar-03	1 Qtr / 2 Qtr	2 Qtr / 3 Qtr	3 Qtr / 4 Qtr	4 Qtr / 5 Qtr
Total Securities	***24,968***	***29,395***	***26,627***	***27,479***	***25,159***	-15.1%	10.4%	-3.1%	9.2%
Trading Account	0	0	0	0	0	nm	nm	nm	nm
Fed Funds + CDs + Rev Repos	5,824	4,669	17,705	20,588	28,880	24.7%	-73.6%	-14.0%	-28.7%
Gross Loans & Leases	***148,035***	***138,529***	***132,375***	***124,178***	***113,523***	6.9%	4.6%	6.6%	9.4%
Loan Loss Allowance	1,532	1,397	1,237	1,154	1,068	9.7%	12.9%	7.2%	8.1%
Net Loans	146,503	137,132	131,138	123,024	112,455	6.8%	4.6%	6.6%	9.4%
Total Earning Assets	***177,295***	***171,196***	***175,470***	***171,091***	***166,494***	***3.6%***	***-2.4%***	***2.6%***	***2.8%***
Cash and Due From Banks	2,804	2,952	2,028	2,967	2,589	-5.0%	45.6%	-31.6%	14.6%
Bank Premises	5,380	4,909	4,734	4,169	4,201	9.6%	3.7%	13.6%	-0.8%
Other Real Estate Owned	1,463	4,211	822	993	1,536	-65.3%	412.3%	-17.2%	-35.4%
Investment In Unconsolidated Sub	0	0	0	0	0	nm	nm	nm	nm
Intangible Assets	1,271	1,291	1,312	1,072	2,537	-1.5%	-1.6%	22.4%	-57.7%
Other Assets	12,973	9,652	9,137	7,463	7,148	34.4%	5.6%	22.4%	4.4%
TOTAL ASSETS	**$201,186**	**$194,211**	**$193,503**	**$187,755**	**$184,505**	**3.6%**	**0.4%**	**3.1%**	**1.8%**
Liabilities & Equity									
Demand Deposits	16,566	18,892	21,112	20,198	129,068	-12.3%	-10.5%	4.5%	-84.4%
Time & Savings Deposits	138,299	132,488	134,564	131,257	18,543	4.4%	-1.5%	2.5%	607.9%
Total Deposits	***154,865***	***151,380***	***155,676***	***151,455***	***147,611***	***2.3%***	***-2.8%***	***2.8%***	***2.6%***
Fed Funds Purchased + Repos	0	0	0	0	0	nm	nm	nm	nm
FHLB Advances & Other Borrowings	27,125	23,780	17,855	18,155	17,475	14.1%	33.2%	-1.7%	3.9%
Subordinated Debt	0	0	0	0	0	nm	nm	nm	nm
Other Liabilities	671	499	1,247	757	739	34.5%	-60.0%	64.7%	2.4%
Total Liabilities	***182,661***	***175,659***	***174,778***	***170,367***	***165,825***	***4.0%***	***0.5%***	***2.6%***	***2.7%***
Minority Interest/Trust Preferred Sec	0	0	0	0	0	nm	nm	nm	nm
Preferred Stock	0	0	0	0	0	nm	nm	nm	nm
Common Stock	18,525	18,552	18,725	17,388	18,680	-0.1%	-0.9%	7.7%	-6.9%
Total Equity	***18,525***	***18,552***	***18,725***	***17,388***	***18,680***	*-0.1%*	*-0.9%*	*7.7%*	*-6.9%*
TOTAL LIABILITIES & EQUITY	**$201,186**	**$194,211**	**$193,503**	**$187,755**	**$184,505**	**3.6%**	**0.4%**	**3.1%**	**1.8%**
Average Fed Funds and Rev Repos	161	320	5,353	4,160	4,124	-49.7%	-94.0%	28.7%	0.9%
Average Securities	24,743	27,818	25,412	25,923	24,895	-11.1%	9.5%	-2.0%	4.1%
Average Loans	145,850	137,151	128,804	121,470	112,175	6.3%	6.5%	6.0%	8.3%
Average Earning Assets	185,631	177,935	178,158	174,054	169,423	4.3%	-0.1%	2.4%	2.7%
Average Total Assets	$200,650	$188,940	$189,294	$181,966	$185,129	6.2%	-0.2%	4.0%	-1.7%
Average Demand Deposits	17,729	20,002	20,655	74,633	71,507	-11.4%	-3.2%	-72.3%	4.4%
Average Interest-Bearing Funds	160,069	153,872	150,329	148,243	146,444	4.0%	2.4%	1.4%	1.2%
Average Total Equity	$18,581	$18,709	$18,767	$17,550	$18,810	-0.7%	-0.3%	6.9%	-6.7%

Exhibit 2
Acme Bancshares, Inc.
Historical Balance Sheet as a
Percentage of Total Assets

	Historical Percentage Balance Sheets							*Historical Percentage Balance Sheets*			
	YTD	FY	FY	FY	FY	FY	Peer	1 Qtr	2 Qtr	3 Qtr	4 Qtr
Assets	3/31/04	2003	2002	2001	2000	1999	Average	Mar-04	Dec-03	Sep-03	Jun-03
Total Securities	***12.4%***	***15.1%***	***16.7%***	***19.4%***	***15.3%***	***17.8%***	***23.5%***	***12.4%***	***15.1%***	***13.8%***	***14.6%***
Trading Account	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fed Funds + CDs + Rev Repos	2.9%	2.4%	12.7%	10.6%	1.2%	7.1%	4.3%	2.9%	2.4%	9.1%	11.0%
Gross Loans & Leases	***73.6%***	***71.3%***	***60.5%***	***61.4%***	***75.9%***	***67.6%***	***65.0%***	***73.6%***	***71.3%***	***68.4%***	***66.1%***
Loan Loss Allowance	0.8%	0.7%	0.6%	0.4%	0.6%	0.6%	0.9%	0.8%	0.7%	0.6%	0.6%
Net Loans	72.8%	70.6%	59.9%	61.0%	75.3%	67.0%	64.1%	72.8%	70.6%	67.8%	65.5%
Total Earning Assets	***88.1%***	***88.1%***	***89.3%***	***91.0%***	***91.9%***	***91.9%***	***91.9%***	***88.1%***	***88.1%***	***90.7%***	***91.1%***
Cash and Due From Banks	1.4%	1.5%	1.6%	1.8%	1.9%	3.3%	3.3%	1.4%	1.5%	1.0%	1.6%
Bank Premises	2.7%	2.5%	2.4%	2.0%	2.1%	1.8%	2.0%	2.7%	2.5%	2.4%	2.2%
Other Real Estate Owned	0.7%	2.2%	1.0%	0.8%	1.2%	0.4%	0.2%	0.7%	2.2%	0.4%	0.5%
Investment In Unconsolidated Sub	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%
Intangible Assets	0.6%	0.7%	0.6%	0.5%	0.7%	0.7%	0.3%	0.6%	0.7%	0.7%	0.6%
Other Assets	6.4%	5.0%	5.0%	3.9%	2.3%	1.9%	2.3%	6.4%	5.0%	4.7%	4.0%
TOTAL ASSETS	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Liabilities & Equity											
Demand Deposits	8.2%	9.7%	7.8%	5.2%	5.4%	5.5%	13.4%	8.2%	9.7%	10.9%	10.8%
Time & Savings Deposits	68.7%	68.2%	70.9%	74.9%	81.2%	83.1%	69.1%	68.7%	68.2%	69.5%	69.9%
Total Deposits	***77.0%***	***77.9%***	***78.7%***	***80.2%***	***86.6%***	***88.6%***	***82.5%***	***77.0%***	***77.9%***	***80.5%***	***80.7%***
Fed Funds Purchased + Repos	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	1.4%	0.0%	0.0%	0.0%	0.0%
FHLB Advances & Other Borrowings	13.5%	12.2%	9.8%	9.3%	0.0%	0.0%	5.1%	13.5%	12.2%	9.2%	9.7%
Subordinated Debt	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%
Other Liabilities	0.3%	0.3%	0.9%	0.4%	0.5%	0.3%	1.4%	0.3%	0.3%	0.6%	0.4%
Total Liabilities	***90.8%***	***90.4%***	***89.4%***	***89.9%***	***87.2%***	***88.9%***	***90.4%***	***90.8%***	***90.4%***	***90.3%***	***90.7%***
Minority Interest/Trust Preferred Sec	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%
Preferred Stock	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%
Common Stock	9.2%	9.6%	10.6%	10.1%	12.8%	11.1%	9.6%	9.2%	9.6%	9.7%	9.3%
Total Equity	***9.2%***	***9.6%***	***10.6%***	***10.1%***	***12.8%***	***11.1%***	***9.6%***	***9.2%***	***9.6%***	***9.7%***	***9.3%***
TOTAL LIAB & EQUITY	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Leverage Ratio	8.68%	8.90%	9.38%	9.35%	11.71%	10.00%		8.32%	8.90%	8.95%	8.55%
Risk-Weighted Assets	163,383	144,669	122,245	129,016	103,371	103,053		163,383	144,669	146,806	138,088
Tier 1 Capital	16,593	16,710	16,967	17,428	19,079	17,947		16,593	16,710	16,820	15,458
Tier 2 Capital	1,532	1,397	1,059	830	965	1,013		1,532	1,397	1,237	1,154
1 & 2 Cap/Risk Assets	11.09%	12.52%	14.75%	14.15%	19.39%	18.40%		11.09%	12.52%	12.30%	12.03%

Peer Data consists of 1,001 bank holding companies with consolidated assets between $100-$300 million at 3/31/04.

Exhibit 3
Acme Bancshares, Inc.
Historical Income Statements ($ Thousands)

	Historical Income Statements						*Compound Annual Growth Rates*	
	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Subject 2002-03	1999-03
Interest Income								
Taxable Loans	8,011	7,779	8,621	10,594	10,955	10,166	-9.8%	-6.5%
Tax-Free Loans	1	1	0	0	2	1	nm	0.0%
Fed Funds Sold & CD's	98	158	314	672	460	1,331	-49.7%	-41.3%
Taxable Securities	1,230	1,316	1,798	1,964	1,765	1,481	-26.8%	-2.9%
Tax-Free Securities	19	23	32	39	43	45	-28.1%	-15.4%
Estimated Tax Benefit	12	12	16	20	23	24	-25.0%	-15.9%
Other Interest Income	36	35	92	0	58	72	-62.0%	-16.5%
Interest Income (FTE)	***9,407***	***9,324***	***10,873***	***13,289***	***13,306***	***13,120***	***-14.2%***	***-8.2%***
Interest Expense								
Large CDs	520	580	724	1,024	680	1,003	-19.9%	-12.8%
Other Deposits	2,521	2,558	3,297	4,962	5,484	5,604	-22.4%	-17.8%
Fed Funds Purchased	0	0	0	0	1	0	nm	nm
Other Interest Expense	929	894	895	867	0	0	-0.1%	nm
Interest Expense	***3,970***	***4,032***	***4,916***	***6,853***	***6,165***	***6,607***	***-18.0%***	***-11.6%***
Net Interest Income (FTE)	***5,437***	***5,292***	***5,957***	***6,436***	***7,141***	***6,513***	***-11.2%***	***-5.1%***
Fee Income								
Deposit Account Service Charges	1,353	1,137	893	767	648	610	27.3%	16.8%
Other Operating Income	443	497	1,070	572	142	171	-53.6%	30.6%
Total Other Income	***1,796***	***1,634***	***1,963***	***1,339***	***790***	***781***	***-16.8%***	***20.3%***
Adjusted Gross Income (FTE)	***7,233***	***6,926***	***7,920***	***7,775***	***7,931***	***7,294***	***-12.6%***	***-1.3%***
Non-Interest Operating Expense								
Salaries & Benefits	3,135	3,152	3,221	3,379	3,113	2,815	-2.1%	2.9%
Net Occupancy	842	793	700	625	901	893	13.3%	-2.9%
Other Operating Expenses	1,938	1,738	1,935	1,911	1,284	1,239	-10.2%	8.8%
Non-Interest Operating Expenses	***5,915***	***5,683***	***5,856***	***5,915***	***5,298***	***4,947***	***-3.0%***	***3.5%***
Basic Operating Income (FTE)	***1,318***	***1,243***	***2,064***	***1,860***	***2,633***	***2,347***	***-39.8%***	***-14.7%***
Security Transactions	306	299	8	40	(6)	3	3637.5%	216.0%
Loan Loss Provision	***1,250***	***1,141***	***1,956***	***97***	***135***	***114***	***-41.7%***	***77.9%***
Pre-Tax Income (FTE)	374	401	116	1,803	2,492	2,236	245.7%	-34.9%
FTE Adjustment	12	12	16	20	23	24	-25.0%	-15.9%
Pre-Tax Income	362	389	100	1,783	2,469	2,212	289.0%	-35.2%
Taxes	(20)	(14)	(101)	593	919	809	nm	nm
Minority Interest	0	0	0	0	0	0	nm	nm
Income Before Extraordinary Items	382	403	201	1,190	1,550	1,403	100.5%	-26.8%
Net Extraordinary Items	0	0	0	0	0	0	nm	nm
NET INCOME	**$382**	**$403**	**$201**	**$1,190**	**$1,550**	**$1,403**	**100.5%**	**-26.8%**
TOTAL DIVIDENDS	$831	$824	$814	$934	$882	$870		
Dividend Payout Ratio	217.5%	204.5%	405.0%	78.5%	56.9%	62.0%		
Peer Average	39.7%	37.8%	35.3%	39.7%	37.2%	38.0%		
Taxes / Reported Pre-Tax Income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		

Exhibit 3a
Acme Bancshares, Inc.
Historical Income Statements ($ Thousands)
for the Quarters Ended

	Historical Quarterly Income Statements					*Period-to-Period Growth Rates*			
	Qtr 1 Mar-04	Qtr 2 Dec-03	Qtr 3 Sep-03	Qtr 4 Jun-03	Qtr 5 Mar-03	1 Qtr / 2 Qtr	2 Qtr / 3 Qtr	3 Qtr / 4 Qtr	4 Qtr / 5 Qtr
Interest Income									
Taxable Loans	2,092	1,966	1,980	1,973	1,860	6.4%	-0.7%	0.4%	6.1%
Tax-Free Loans	0	0	1	0	0	nm	-100.0%	nm	nm
Fed Funds Sold & CD's	3	16	31	48	63	-81.3%	-48.4%	-35.4%	-23.8%
Taxable Securities	291	307	303	329	377	-5.2%	1.3%	-7.9%	-12.7%
Tax-Free Securities	3	3	6	7	7	0.0%	-50.0%	-14.3%	0.0%
Estimated Tax Benefit	2	2	4	4	4	0.0%	-50.0%	0.0%	0.0%
Other Interest Income	12	7	7	10	11	71.4%	0.0%	-30.0%	-9.1%
Interest Income (FTE)	***2,403***	***2,301***	***2,332***	***2,371***	***2,322***	***4.4%***	***-1.3%***	***-1.6%***	***2.1%***
Interest Expense									
Large CDs	91	143	120	166	151	-36.4%	19.2%	-27.7%	9.9%
Other Deposits	628	628	645	620	665	0.0%	-2.6%	4.0%	-6.8%
Fed Funds Purchased	0	0	0	0	0	nm	nm	nm	nm
Other Interest Expense	259	204	232	234	224	27.0%	-12.1%	-0.9%	4.5%
Interest Expense	***978***	***975***	***997***	***1,020***	***1,040***	***0.3%***	***-2.2%***	***-2.3%***	***-1.9%***
Net Interest Income (FTE)	***1,425***	***1,326***	***1,335***	***1,351***	***1,282***	***7.5%***	***-0.7%***	***-1.2%***	***5.4%***
Fee Income									
Deposit Account Service Charges	447	351	308	247	231	27.4%	14.0%	24.7%	6.9%
Other Operating Income	62	229	73	79	116	-72.9%	213.7%	-7.6%	-31.9%
Total Other Income	***509***	***580***	***381***	***326***	***347***	***-12.2%***	***52.2%***	***16.9%***	***-6.1%***
Adjusted Gross Income (FTE)	***1,934***	***1,906***	***1,716***	***1,677***	***1,629***	***1.5%***	***11.1%***	***2.3%***	***2.9%***
Non-Interest Operating Expense									
Salaries & Benefits	782	828	978	547	799	-5.6%	-15.3%	78.8%	-31.5%
Net Occupancy	239	204	193	206	190	17.2%	5.7%	-6.3%	8.4%
Other Operating Expenses	573	546	427	392	373	4.9%	27.9%	8.9%	5.1%
Non-Interest Operating Expenses	***1,594***	***1,578***	***1,598***	***1,145***	***1,362***	***1.0%***	***-1.3%***	***39.6%***	***-15.9%***
Basic Operating Income (FTE)	***340***	***328***	***118***	***532***	***267***	***3.7%***	***178.0%***	***-77.8%***	***99.3%***
Security Transactions	7	0	0	299	0	nm	nm	-100.0%	nm
Loan Loss Provision	***220***	***545***	***170***	***315***	***111***	***-59.6%***	***220.6%***	***-46.0%***	***183.8%***
Pre-Tax Income (FTE)	127	(217)	(52)	516	156	nm	nm	nm	230.8%
FTE Adjustment	2	2	4	4	4	0.0%	-50.0%	0.0%	0.0%
Pre-Tax Income	125	(219)	(56)	512	152	nm	nm	nm	236.8%
Taxes	13	(126)	(75)	168	19	nm	nm	nm	784.2%
Minority Interest	0	0	0	0	0	nm	nm	nm	nm
Income Before Extraordinary Items	112	(93)	19	344	133	nm	nm	-94.5%	158.6%
Net Extraordinary Items	0	0	0	0	0	nm	nm	nm	nm
NET INCOME	**$112**	**($93)**	**$19**	**$344**	**$133**	**nm**	**nm**	**-94.5%**	**158.6%**

TOTAL DIVIDENDS	$333	($1,266)	$0	$1,764	$328
Dividend Payout Ratio	297.3%	1361.3%	0.0%	512.8%	246.6%
Taxes / Reported Pre-Tax Income	10.4%	57.5%	133.9%	32.8%	12.5%
Taxes (FTE) / Pre-Tax Inc (FTE)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Exhibit 4
Acme Bancshares, Inc.
Historical Income Statements as a
Percentage of Average Assets

	Historical Percentage Income Statements							*Historical Percentage Income Statemen*			
	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average	Qtr 1 Mar-04	Qtr 2 Dec-03	Qtr 3 Sep-03	Qtr 4 Jun-03
Interest Income											
Taxable Loans	4.21%	4.17%	4.75%	5.71%	6.55%	5.59%		4.17%	4.16%	4.18%	4.34%
Tax-Free Loans	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		0.00%	0.00%	0.00%	0.00%
Fed Funds Sold & CD's	0.05%	0.08%	0.17%	0.36%	0.27%	0.73%		0.01%	0.03%	0.07%	0.11%
Taxable Securities	0.65%	0.71%	0.99%	1.06%	1.05%	0.81%		0.58%	0.65%	0.64%	0.72%
Tax-Free Securities	0.01%	0.01%	0.02%	0.02%	0.03%	0.02%		0.01%	0.01%	0.01%	0.02%
Estimated Tax Benefit	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%		0.00%	0.00%	0.01%	0.01%
Other Interest Income	0.02%	0.02%	0.05%	0.00%	0.03%	0.04%		0.02%	0.01%	0.01%	0.02%
Interest Income (FTE)	***4.95%***	***5.00%***	***5.99%***	***7.16%***	***7.95%***	***7.21%***	***5.32%***	***4.79%***	***4.87%***	***4.93%***	***5.21%***
Interest Expense											
Large CDs	0.27%	0.31%	0.40%	0.55%	0.41%	0.55%		0.18%	0.30%	0.25%	0.36%
Other Deposits	1.33%	1.37%	1.82%	2.68%	3.28%	3.08%		1.25%	1.33%	1.36%	1.36%
Fed Funds Purchased	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		0.00%	0.00%	0.00%	0.00%
Other Interest Expense	0.49%	0.48%	0.49%	0.47%	0.00%	0.00%		0.52%	0.43%	0.49%	0.51%
Interest Expense	***2.09%***	***2.16%***	***2.71%***	***3.69%***	***3.68%***	***3.63%***	***1.52%***	***1.95%***	***2.06%***	***2.11%***	***2.24%***
Net Interest Income (FTE)	***2.86%***	***2.84%***	***3.28%***	***3.47%***	***4.27%***	***3.58%***	***3.80%***	***2.84%***	***2.81%***	***2.82%***	***2.97%***
Fee Income											
Deposit Account Service Charges	0.71%	0.61%	0.49%	0.41%	0.39%	0.34%	0.42%	0.89%	0.74%	0.65%	0.54%
Other Operating Income	0.23%	0.27%	0.59%	0.31%	0.08%	0.09%	0.63%	0.12%	0.48%	0.15%	0.17%
Total Other Income	***0.94%***	***0.88%***	***1.08%***	***0.72%***	***0.47%***	***0.43%***	***1.05%***	***1.01%***	***1.23%***	***0.81%***	***0.72%***
Adjusted Gross Income (FTE)	***3.80%***	***3.72%***	***4.36%***	***4.19%***	***4.74%***	***4.01%***	***4.85%***	***3.86%***	***4.04%***	***3.63%***	***3.69%***
Non-Interest Operating Expense											
Salaries & Benefits	1.65%	1.69%	1.77%	1.82%	1.86%	1.55%	1.72%	1.56%	1.75%	2.07%	1.20%
Net Occupancy	0.44%	0.43%	0.39%	0.34%	0.54%	0.49%	0.43%	0.48%	0.43%	0.41%	0.45%
Other Operating Expenses	1.02%	0.93%	1.07%	1.03%	0.77%	0.68%	0.96%	1.14%	1.16%	0.90%	0.86%
Non-Interest Operating Expenses	***3.11%***	***3.05%***	***3.23%***	***3.19%***	***3.17%***	***2.72%***	***3.11%***	***3.18%***	***3.34%***	***3.38%***	***2.52%***
Basic Operating Income (FTE)	***0.69%***	***0.67%***	***1.14%***	***1.00%***	***1.57%***	***1.29%***	***1.74%***	***0.68%***	***0.69%***	***0.25%***	***1.17%***
Security Transactions	0.16%	0.16%	0.00%	0.02%	0.00%	0.00%	***0.04%***	0.01%	0.00%	0.00%	0.66%
Loan Loss Provision	***0.66%***	***0.61%***	***1.08%***	***0.05%***	***0.08%***	***0.06%***	***0.25%***	***0.44%***	***1.15%***	***0.36%***	***0.69%***
Pre-Tax Income (FTE)	0.20%	0.22%	0.06%	0.97%	1.49%	1.23%	1.52%	0.25%	-0.46%	-0.11%	1.13%
FTE Adjustment	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%	0.11%	0.00%	0.00%	0.01%	0.01%
Pre-Tax Income	0.19%	0.21%	0.06%	0.96%	1.48%	1.22%	1.41%	0.25%	-0.46%	-0.12%	1.13%
Taxes	-0.01%	-0.01%	-0.06%	0.32%	0.55%	0.44%	0.32%	0.03%	-0.27%	-0.16%	0.37%
Minority Interest	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%
Income Before Extraordinary Items	0.20%	0.22%	0.11%	0.64%	0.93%	0.77%	1.09%	0.22%	-0.20%	0.04%	0.76%
Net Extraordinary Items	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
NET INCOME	**0.20%**	**0.22%**	**0.11%**	**0.64%**	**0.93%**	**0.77%**	**1.09%**	**0.22%**	**-0.20%**	**0.04%**	**0.76%**
Return on Average Equity	**2.17%**	**2.18%**	**1.14%**	**6.02%**	**7.96%**	**7.58%**		**2.41%**	**-1.99%**	**0.40%**	**7.84%**
Peer Average ROA	1.09%	1.26%	1.31%	1.27%	1.27%	1.33%		1.10%	0.94%	1.11%	1.18%
Peer Average ROE	11.46%	11.79%	12.03%	10.98%	11.36%	11.73%		11.19%	10.61%	11.95%	12.08%

Schedule 1
Acme Bancshares, Inc.
Spread Relationships / Margin Analysis

	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Qtr 1 Mar-04	Qtr 2 Dec-03	Qtr 3 Sep-03	Qtr 4 Jun-03
BANK:										
Interest Income(FTE)/Avg Assets	4.95%	5.00%	5.99%	7.16%	7.95%	7.21%	4.79%	4.87%	4.93%	5.21%
Interest Expense/Average Assets	2.09%	2.16%	2.71%	3.69%	3.68%	3.63%	1.95%	2.06%	2.11%	2.24%
Net Interest Inc(FTE)/Avg Assets	2.86%	2.84%	3.28%	3.47%	4.27%	3.58%	2.84%	2.81%	2.82%	2.97%
Yield on Avg Earn Assets (FTE)	5.26%	5.33%	6.88%	7.57%	8.63%	7.98%	5.18%	5.17%	5.24%	5.45%
Cost of Interest-Bearing Funds	2.59%	2.69%	3.36%	4.53%	4.49%	4.54%	2.44%	2.53%	2.65%	2.75%
Net Spread (FTE)	2.66%	2.64%	3.52%	3.03%	4.13%	3.44%	2.73%	2.64%	2.58%	2.70%
Yield on Avg Earn Assets (FTE)	5.26%	5.33%	6.88%	7.57%	8.63%	7.98%	5.18%	5.17%	5.24%	5.45%
Cost of Average Earning Assets	2.22%	2.31%	3.11%	3.90%	4.00%	4.02%	2.11%	2.19%	2.24%	2.34%
Net Interest Margin (FTE)	***3.04%***	***3.03%***	***3.77%***	***3.66%***	***4.63%***	***3.96%***	***3.07%***	***2.98%***	***3.00%***	***3.10%***
PEER GROUP:										
Interest Income(FTE) / Avg Assets	5.32%	6.23%	7.00%	8.56%	8.76%	8.31%	5.32%	5.29%	5.20%	5.47%
Interest Expense / Average Assets	1.52%	1.86%	2.47%	3.89%	4.09%	3.64%	1.44%	1.47%	1.51%	1.68%
Net Interest Inc(FTE) / Avg Assets	3.80%	4.37%	4.53%	4.67%	4.67%	4.67%	3.88%	3.82%	3.69%	3.79%
Yield on Avg Earn Assets (FTE)	5.75%	6.73%	7.54%	9.23%	9.47%	8.97%	5.77%	5.71%	5.63%	5.90%
Cost of Interest-Bearing Funds	2.00%	2.45%	3.22%	5.05%	5.31%	4.76%	1.91%	1.95%	1.99%	2.20%
Net Spread (FTE)	3.74%	4.29%	4.32%	4.18%	4.16%	4.21%	3.86%	3.77%	3.64%	3.70%
Yield on Avg Earn Assets (FTE)	5.75%	6.73%	7.54%	9.23%	9.47%	8.97%	5.77%	5.71%	5.63%	5.90%
Cost of Average Earning Assets	1.64%	2.01%	2.66%	4.19%	4.42%	3.93%	1.56%	1.59%	1.63%	1.81%
Net Interest Margin (FTE)	***4.11%***	***4.73%***	***4.88%***	***5.04%***	***5.05%***	***5.04%***	***4.20%***	***4.13%***	***3.99%***	***4.09%***
Supplemental Data - Assets:										
Yield on Loans (FTE)	***6.01%***	***6.23%***	***7.81%***	***9.12%***	***9.43%***	***8.98%***	***5.74%***	***5.73%***	***6.15%***	***6.50%***
Peer Average	6.67%	7.84%	8.58%	10.37%	10.55%	10.20%	6.61%	6.62%	6.59%	6.87%
Yield on Total Securities (FTE)	***4.85%***	***5.19%***	***6.23%***	***6.57%***	***6.38%***	***5.61%***	***4.78%***	***4.48%***	***4.91%***	***5.24%***
Peer Average	4.09%	4.79%	5.85%	7.13%	7.14%	6.96%	4.21%	4.09%	3.85%	4.23%
Supplemental Data - Deposits:										
Cost of Int. Bearing Deposits	***2.29%***	***2.38%***	***3.02%***	***4.47%***	***4.49%***	***4.54%***	***2.15%***	***2.27%***	***2.31%***	***2.41%***
Peer Average	1.88%	2.01%	2.74%	4.26%	4.62%	4.16%	1.72%	1.80%	1.91%	2.09%
Cost of CD's >$100,000	***2.57%***	***2.98%***	***3.49%***	***5.17%***	***3.94%***	***4.55%***	***1.62%***	***2.69%***	***2.36%***	***3.61%***
Peer Average	2.59%	2.72%	3.60%	5.40%	5.75%	5.03%	2.37%	2.49%	2.67%	2.83%

Peer Data consists of 1,001 bank holding companies with consolidated assets between $100-$300 million at 3/31/04.

Schedule 2
Acme Bancshares, Inc.
Loan Portfolio Composition ($ Thousands)

Loan Category	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	1999-03
Construction & Development	34,596	27,277	15,902	13,112	13,166	11,983	71.5%	22.8%
1-4 Family Residential	51,665	54,028	46,725	62,597	66,972	65,194	15.6%	-4.6%
Other Real Estate	46,344	41,954	23,314	18,546	16,825	17,475	80.0%	24.5%
Total Real Estate	132,605	123,259	85,941	94,255	96,963	94,652	43.4%	6.8%
Financial Institution	0	0	0	0	0	0	nm	nm
Agricultural	0	0	0	0	0	0	nm	nm
Commercial/Industrial	8,091	7,486	7,548	6,075	9,040	10,317	-0.8%	-7.7%
Consumer	7,329	7,773	14,208	10,746	14,231	11,046	-45.3%	-8.4%
Leases/Other	10	11	0	847	31	37	nm	-26.2%
GROSS LOANS	**148,035**	**138,529**	**107,697**	**111,923**	**120,265**	**116,052**	**28.6%**	**4.5%**
Unearned Income (-)	0	0	(99)	(4)	(379)	(360)	nm	nm
Loans Net of Unearned Income	$148,035	$138,529	$107,598	$111,919	$119,886	$115,692	28.7%	4.6%
Mortgages Serviced for Others	$4,835	$5,408	$7,880	$0	$548	$566	-31.4%	75.8%
Loan/Deposit Ratio	***95.6%***	***91.5%***	***76.9%***	***76.6%***	***87.7%***	***76.2%***		
Peer Average	78.9%	78.5%	77.8%	77.1%	77.2%	73.5%		
Loan/Core Deposit Ratio	***112.4%***	***106.9%***	***89.0%***	***89.1%***	***99.2%***	***87.6%***		
Peer Average	94.6%	93.6%	92.6%	91.5%	91.3%	85.3%		

Schedule 2a
Loan Portfolio Composition Percentages

Loan Category	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average
Construction & Development	23.4%	19.7%	14.8%	11.7%	10.9%	10.3%	9.3%
1-4 Family Residential	34.9%	39.0%	43.4%	55.9%	55.7%	56.2%	27.5%
Other Real Estate	31.3%	30.3%	21.6%	16.6%	14.0%	15.1%	34.1%
Total Real Estate	89.6%	89.0%	79.8%	84.2%	80.6%	81.6%	70.9%
Financial Institution	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Agricultural	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	3.8%
Commercial/Industrial	5.5%	5.4%	7.0%	5.4%	7.5%	8.9%	16.0%
Consumer - Credit Card	5.0%	5.6%	13.2%	9.6%	11.8%	9.5%	7.7%
Leases/Other	0.0%	0.0%	0.0%	0.8%	0.0%	0.0%	1.6%
GROSS LOANS	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Peer Data consists of 1,001 bank holding companies with consolidated assets between $100-$300 million at 3/31/04.

Schedule 3
Acme Bancshares, Inc.
Loan Portfolio Quality

Loan Loss Reserve Components	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Beginning Balance	1,068	1,059	775	965	1,013	1,081
Net Charge-Offs:						
Charge-Offs	(843)	(882)	(1,725)	(354)	(253)	(207)
Recoveries	57	79	54	66	44	50
Net Charge-Offs	(786)	(803)	(1,671)	(288)	(209)	(157)
Provision	1,250	1,141	1,956	97	135	114
Other Adjustments	0	0	(1)	1	26	(25)
Ending Reserve	$1,532	$1,397	$1,059	$775	$965	$1,013
Non-Performing Assets						
Commercial & Industrial	105	99	0	839	439	22
Agriculture	0	0	0	0	0	0
Consumer	75	24	33	275	320	283
Real Estate	781	166	415	620	1,306	147
Other	0	0	0	0	0	0
Total Non-Accrual Loans	**$961**	**$289**	**$448**	**$1,734**	**$2,065**	**$452**
Commercial & Industrial	0	7	117	89	385	58
Agriculture	0	0	0	0	0	0
Consumer	3	27	67	188	30	587
Real Estate	140	128	449	249	184	1,074
Other	0	0	0	0	0	0
Total Loans Past Due 90+ Days	**$143**	**$162**	**$633**	**$526**	**$599**	**$1,719**
Restructured Loans / Securities	0	0	0	0	0	0
Other Real Estate Owned	1,463	4,211	1,843	1,387	1,912	678
Total Non-Performing Assets	**$2,567**	**$4,662**	**$2,924**	**$3,647**	**$4,576**	**$2,849**
Average Loans ($000's)	133,319	124,900	110,372	116,178	116,259	113,266
Ratios:						
Net Charge-Offs/Loan Loss Prov.	*-62.88%*	*-70.38%*	*-85.43%*	*-296.91%*	*-154.81%*	*-137.72%*
Peer Average	-74.34%	-74.12%	-72.70%	-73.71%	-78.22%	-62.57%
Net Charge-Offs/Average Loans (%,	*-0.59%*	*-0.64%*	*-1.51%*	*-0.25%*	*-0.18%*	*-0.14%*
Peer Average	-0.29%	-0.35%	-0.40%	-0.49%	-0.43%	-0.31%
Provision/Average Loans (x)	*0.94%*	*0.91%*	*1.77%*	*0.08%*	*0.12%*	*0.10%*
Peer Average	0.39%	0.47%	0.56%	0.66%	0.55%	0.49%
Ending Reserve/Loans (%)	*1.03%*	*1.01%*	*0.98%*	*0.69%*	*0.80%*	*0.88%*
Peer Average	1.37%	1.37%	1.38%	1.35%	1.31%	1.36%
Nonaccrual Loans/Total Loans	*0.65%*	*0.21%*	*0.42%*	*1.55%*	*1.72%*	*0.39%*
Peer Average	0.72%	0.75%	0.77%	0.76%	0.63%	0.53%
Non-Perfor Assets/Loans+OREO	*1.72%*	*3.27%*	*2.67%*	*3.22%*	*3.76%*	*2.45%*
Peer Average	1.23%	1.28%	1.37%	1.42%	1.14%	1.18%

Schedule 3a
Acme Bancshares, Inc.
Loan Portfolio Quality

Loan Loss Reserve Components	1 Qtr Mar-04	2 Qtr Dec-03	3 Qtr Sep-03	4 Qtr Jun-03
Beginning Balance	1,397	1,237	1,154	1,068
Net Charge-Offs:				
Charge-Offs	(92)	(396)	(114)	(241)
Recoveries	7	11	27	12
Net Charge-Offs	(85)	(385)	(87)	(229)
Provision	220	545	170	315
Other Adjustments	0	0	0	0
Ending Reserve	$1,532	$1,397	$1,237	$1,154
Non-Performing Assets				
Commercial & Industrial	105	99	87	56
Agriculture	0	0	0	0
Consumer	75	24	51	69
Real Estate	781	166	667	794
Other	0	0	0	0
Total Non-Accrual Loans	**$961**	**$289**	**$805**	**$919**
Commercial & Industrial	0	7	27	50
Agriculture	0	0	0	0
Consumer	3	27	1	7
Real Estate	140	128	4	736
Other	0	0	0	0
Total Loans Past Due 90+ Days	**$143**	**$162**	**$32**	**$793**
Restructured Loans / Securities	0	0	0	0
Other Real Estate Owned	1,463	4,211	822	993
Total Non-Performing Assets	**$2,567**	**$4,662**	**$1,659**	**$2,705**
Average Loans ($000's)	145,850	137,151	128,804	121,470
Ratios:				
Net Charge-Offs/Loan Loss Prov.	*-38.64%*	*-70.64%*	*-51.18%*	*-72.70%*
Peer Average	-52.75%	-94.84%	-76.83%	-65.94%
*Net Losses/Average Loans (%) **	*-0.23%*	*-1.12%*	*-0.27%*	*-0.75%*
Peer Average	-0.17%	-0.44%	-0.30%	-0.27%
*Provision/Average Loans (x) **	*0.60%*	*1.59%*	*0.53%*	*1.04%*
Peer Average	0.32%	0.46%	0.39%	0.41%
Ending Reserve/Loans (%)	*1.03%*	*1.01%*	*0.93%*	*0.93%*
Peer Average	1.37%	1.37%	1.39%	1.39%
Nonaccrual Loans/Total Loans	*0.65%*	*0.21%*	*0.61%*	*0.74%*
Peer Average	0.72%	0.75%	0.78%	0.81%
Non-Perfor Assets/Loans+OREO	*1.72%*	*3.27%*	*1.25%*	*2.16%*
Peer Average	1.23%	1.28%	1.35%	1.43%
Non-Perfor Assets/Total Assets	*1.28%*	*2.40%*	*0.86%*	*1.44%*

Schedule 4
Acme Bancshares, Inc.
Liquid Asset Analysis

Liquid Assets	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	1999-03
U.S. Treasury Securities	0	0	0	0	9,000	11,529	nm	nm
U.S. Govt Agency Oblg (excl MBS)	7,591	12,021	11,938	17,561	14,136	17,892	0.7%	-9.5%
GNMA, FNMA, FHLMC MBS	1,252	1,358	1,924	2,752	0	0	-29.4%	nm
FNMA & FHLMC CMOs/REMICs	0	0	0	0	0	0	nm	nm
Private Issue CMO's	0	0	0	0	0	0	nm	nm
State & Political Obligations	213	212	544	705	906	905	-61.0%	-30.4%
Equity Securities	0	0	0	0	128	128	nm	nm
Other	15,912	15,804	15,262	14,399	0	0	3.6%	nm
Total Securities	24,968	29,395	29,668	35,417	24,170	30,454	-0.9%	-0.9%
Trading Account Securities	0	0	0	0	0	0	nm	nm
Fed Funds Sold & CD's	5,824	4,669	22,513	19,247	1,917	12,206	-79%	-21.4%
Total Liquid Earning Assets	30,792	34,064	52,181	54,664	26,087	42,660	-34.7%	-5.5%
Cash & Due from Banks	2,804	2,952	2,919	3,358	3,024	5,658	1.1%	-15.0%
Total Liquid Assets	33,596	37,016	55,100	58,022	29,111	48,318	-32.8%	-6.4%
Less: Non-Core Funding Sources	(50,242)	(45,626)	(36,569)	(37,490)	(16,044)	(19,663)	nm	nm
Net Liquid Assets	(16,646)	(8,610)	18,531	20,532	13,067	28,655	nm	nm
Unrealized Gain/(Loss) in Portfolio	0	0	0	593	(266)	(221)	nm	nm
Adjusted Net Liquid Assets	($16,646)	($8,610)	$18,531	$21,125	$12,801	$28,434	nm	nm

Securities Portfolio Memorandum:						
Held-to-Maturity (Market Value)	0	0	0	29,433	14,686	17,722
Held-to-Maturity (Cost Basis)	0	0	0	28,840	14,952	17,943
Unrealized Gain/(Loss) in Port.	0	0	0	593	(266)	(221)
% of Held-to-Maturity Portfolio	***0.0%***	***0.0%***	***0.0%***	***2.1%***	***-1.8%***	***-1.2%***
Peer Average	2.3%	1.7%	2.7%	1.2%	0.2%	-1.6%
Available-for-Sale (Market Value)	24,968	29,395	29,668	6,577	9,218	12,511
Available-for-Sale (Cost Basis)	23,936	28,534	28,487	6,491	9,238	12,815
Recognized Gain/(Loss) in Port.	1,032	861	1,181	86	(20)	(304)
% of Avail for Sale Portfolio	***4.31%***	***3.02%***	***4.15%***	***1.32%***	***-0.22%***	***-2.37%***
Peer Average	2.00%	1.32%	2.60%	1.37%	0.46%	-2.34%

Peer Data consists of 1,001 bank holding companies with consolidated assets between $100-$300 million at 3/31/04.

Schedule 5
Acme Bancshares, Inc.
Liquid Assets as a Percentage of Total Assets

Liquid Assets	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	YTD Peer Average
U.S. Treasury Securities	0.0%	0.0%	0.0%	0.0%	5.7%	6.7%	0.7%
U.S. Govt Agency Oblg (excl MBS)	3.8%	6.2%	6.7%	9.6%	9.0%	10.4%	9.3%
GNMA, FNMA, FHLMC MBS	0.6%	0.7%	1.1%	1.5%	0.0%	0.0%	5.2%
FNMA & FHLMC CMOs/REMICs	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.9%
Private Issue CMO's	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
State & Political Obligations	0.1%	0.1%	0.3%	0.4%	0.6%	0.5%	5.0%
Equity Securities	0.0%	0.0%	0.0%	0.0%	0.1%	0.1%	0.4%
Other	7.9%	8.1%	8.6%	7.9%	0.0%	0.0%	1.0%
Total Securities	12.4%	15.1%	16.7%	19.4%	15.3%	17.8%	23.5%
Trading Account Securities	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fed Funds Sold & CD's	2.9%	2.4%	12.7%	10.6%	1.2%	7.1%	4.3%
Total Liquid Earning Assets	15.3%	17.5%	29.4%	30.0%	16.5%	24.9%	27.8%
Cash & Due from Banks	1.4%	1.5%	1.6%	1.8%	1.9%	3.3%	3.3%
Total Liquid Assets	16.7%	19.1%	31.0%	31.8%	18.4%	28.2%	31.0%
Less: Non-Core Funding Sources	-25.0%	-23.5%	-20.6%	-20.6%	-10.2%	-11.5%	-20.1%
Net Liquid Assets	-8.3%	-4.4%	10.4%	11.3%	8.3%	16.7%	10.9%
Gain/(Loss) in Portfolio	0.0%	0.0%	0.0%	0.3%	0.0%	0.0%	0.1%
Adjusted Net Liquid Assets	**-8.3%**	**-4.4%**	**10.4%**	**11.6%**	**8.1%**	**16.6%**	**11.0%**

Peer Data consists of 1,001 bank holding companies with consolidated assets between $100-$300 million at 3/31/04.

Schedule 6
Acme Bancshares, Inc.
Deposit Base Composition

Deposit Category	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	1999-03
Total Demand Deposits	16,566	18,892	13,945	9,490	8,456	9,365	35.5%	19.2%
NOW & Other Transaction Accounts	19,190	14,510	13,402	12,726	13,808	17,537	8.3%	-4.6%
MMDA & Other Savings Deposits	28,813	28,104	25,891	28,296	27,693	29,861	8.5%	-1.5%
Time Deposits Under $100,000	67,179	68,028	67,599	75,067	70,837	75,327	0.6%	-2.5%
Time Deposits Over $100,000	23,117	21,846	19,094	20,490	15,844	19,663	14.4%	2.7%
Total Deposits	**154,865**	**151,380**	**139,931**	**146,069**	**136,638**	**151,753**	**8.2%**	**-0.1%**
Less: Time Deposits > $100,000	23,117	21,846	19,094	20,490	15,844	19,663	14.4%	2.7%
Less: Brokered CDs < $100,000	0	0	0	0	0	0	nm	nm
Total Core Deposits	$131,748	$129,534	$120,837	$125,579	$120,794	$132,090	7.2%	-0.5%
Memo: Total Brokered Deposits	0	0	0	0	0	0		
Government Deposits	na	na	na	na	na	na		

Schedule 7
Deposit Percentage Composition

Deposit Category	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average
Demand Deposits	10.7%	12.5%	10.0%	6.5%	6.2%	6.2%	16.2%
NOW & Other Transaction Accounts	12.4%	9.6%	9.6%	8.7%	10.1%	11.6%	12.6%
MMDA & Other Savings Deposits	18.6%	18.6%	18.5%	19.4%	20.3%	19.7%	27.6%
Time Deposits Under $100,000	43.4%	44.9%	48.3%	51.4%	51.8%	49.6%	27.5%
Time Deposits Over $100,000	14.9%	14.4%	13.6%	14.0%	11.6%	13.0%	16.0%
TOTAL DEPOSITS	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Schedule 8
Non-Core Funding Analysis

Category	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Time Deposits Over $100,000	23,117	21,846	19,094	20,490	15,844	19,663
Brokered CDs < $100,000	0	0	0	0	0	0
Fed Funds Purchased & Repos	0	0	0	0	200	0
Other Borrowings + TT&Ls + BAs	27,125	23,780	17,475	17,000	0	0
Total Non-Core Funds	$50,242	$45,626	$36,569	$37,490	$16,044	$19,663
Non-Core Funds/Total Assets	***25.0%***	***23.5%***	***20.6%***	***20.6%***	***10.2%***	***11.5%***
Peer Group	20.1%	20.1%	19.8%	19.5%	19.3%	17.7%
Non-Core Funds/Total Loans	***33.9%***	***32.9%***	***34.0%***	***33.5%***	***13.4%***	***17.0%***
Peer Group	30.9%	30.9%	30.7%	30.4%	30.2%	29.0%

Peer Data consists of 1,001 bank holding companies with consolidated assets between $100-$300 million at 3/31/04.

Schedule 9
Acme Bancshares, Inc.
Non-Interest Income and Expenses

Non-Interest Income	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	Growth Rates 1999-03
Fiduciary Activities	0	0	0	0	0	0	nm	nm
Service Charges on Deposits	1,353	1,137	893	767	648	610	27.3%	16.8%
Trading Revenue	0	0	0	0	0	0	nm	nm
Other Fee Income	(11)	(9)	14	11	117	113	nm	nm
Other Noninterest Income	454	506	1,056	561	25	58	-52.1%	71.9%
Total Non-Interest Income	**$1,796**	**$1,634**	**$1,963**	**$1,339**	**$790**	**$781**	**-16.8%**	**20.3%**

Non-Interest Expenses	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	Growth Rates 1999-03
Personnel	3,135	3,152	3,221	3,379	3,113	2,815	-2.1%	2.9%
Occupancy	842	793	700	625	901	893	13.3%	-2.9%
Other	1,938	1,738	1,935	1,911	1,284	1,239	-10.2%	8.8%
Non-Interest Expenses	**$5,915**	**$5,683**	**$5,856**	**$5,915**	**$5,298**	**$4,947**	**-3.0%**	**3.5%**

Non-Interest Expenses/Avg Assets	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	Growth Rates 1999-03	Peer Average
Personnel	1.65%	1.69%	1.77%	1.82%	1.86%	1.55%	-4.7%	2.2%	1.72%
Occupancy	0.44%	0.43%	0.39%	0.34%	0.54%	0.49%	10.3%	-3.5%	0.43%
Other	1.02%	0.93%	1.07%	1.03%	0.77%	0.68%	-12.5%	8.2%	0.96%
Non-Interest Expenses	**3.11%**	**3.05%**	**3.23%**	**3.19%**	**3.17%**	**2.72%**	**-5.5%**	**2.9%**	**3.11%**
Net Non-Interest Expense	$4,119	$4,049	$3,893	$4,576	$4,508	$4,166	4.0%	-0.7%	
Net NIE/Average Assets	2.17%	2.17%	2.14%	2.47%	2.69%	2.29%			
Fee Income/Non-Interest Expense	***30.4%***	***28.8%***	***33.5%***	***22.6%***	***14.9%***	***15.8%***			

Personnel Expense Analysis	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Average Assets ($000)	190,213	186,332	181,496	185,474	167,356	181,845
Full-Time Equivalent Employees	83	81	79	76	75	74
Peer Equivalent FTEs	73	77	79	87	81	89
FTE Differential	10	4	0	(11)	(6)	(15)
Avg Assets/Employee ($000)	***2,292***	***2,300***	***2,297***	***2,440***	***2,231***	***2,457***
Peer Average	2,609	2,432	2,305	2,128	2,066	2,045
Personnel Expense/Employee	***37,771***	***38,914***	***40,772***	***44,461***	***41,507***	***38,041***
Peer Average	44,905	48,230	44,507	42,076	38,796	37,125
Fee Income/Employee	***21,639***	***20,173***	***24,848***	***17,618***	***10,533***	***10,554***
Peer Average	27,386	30,098	26,591	24,836	21,070	19,880
AGI/Employee	***87,145***	***85,506***	***100,253***	***102,303***	***105,747***	***98,568***
Peer Average	126,492	136,404	131,083	124,289	117,630	115,352

Peer Data consists of 1,001 bank holding companies with consolidated assets between $100-$300 million at 3/31/04.

Schedule 10
Acme Bancshares, Inc.
Operating Expense as a Percentage of Adjusted Gross Income

	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average
Net Interest Income	75.17%	76.41%	75.21%	82.78%	90.04%	89.29%	78.35%
Fee Income	24.83%	23.59%	24.79%	17.22%	9.96%	10.71%	21.65%
Adjusted Gross Income (Sales)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Non-Interest Expenses:							
Personnel	43.34%	45.51%	40.67%	43.46%	39.25%	38.59%	35.50%
Occupancy	11.64%	11.45%	8.84%	8.04%	11.36%	12.24%	8.83%
Other	26.79%	25.09%	24.43%	24.58%	16.19%	16.99%	19.84%
Non-Interest Operating Expense (Efficiency Ratio)	***81.78%***	***82.05%***	***73.94%***	***76.08%***	***66.80%***	***67.82%***	***64.17%***
Operating Income	18.22%	17.95%	26.06%	23.92%	33.20%	32.18%	35.83%
Securities Transactions	4.23%	4.32%	0.10%	0.51%	-0.08%	0.04%	0.78%
Loan Loss Provision	17.28%	16.47%	24.70%	1.25%	1.70%	1.56%	5.20%
Pre-Tax Income (FTE)	5.17%	5.79%	1.46%	23.19%	31.42%	30.66%	31.40%

Schedule 11
Historical Return on Average Equity

	Percent of Average Assets						
Components of ROAE	LTM 3/31/04	2003	2002	2001	2000	1999	Peer Average
Basic Operating Income (FTE)	0.69%	0.67%	1.14%	1.00%	1.57%	1.29%	1.74%
+ Securities Transactions	0.16%	0.16%	0.00%	0.02%	0.00%	0.00%	0.04%
- Loan Loss Provision	-0.66%	-0.61%	-1.08%	-0.05%	-0.08%	-0.06%	-0.25%
- FTE Adjustment	-0.01%	-0.01%	-0.01%	-0.01%	-0.01%	-0.01%	-0.11%
- Taxes	0.01%	0.01%	0.06%	-0.32%	-0.55%	-0.44%	-0.32%
+ Net Extraordinary Items	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
= Return on Average Assets	***0.20%***	***0.22%***	***0.11%***	***0.64%***	***0.93%***	***0.77%***	***1.09%***
x Avg. Assets/Avg. Equity	10.78	10.08	10.29	9.38	8.59	9.82	10.53
= Return on Average Equity	***2.17%***	***2.18%***	***1.14%***	***6.02%***	***7.96%***	***7.58%***	***11.46%***
Peer Group ROAE	11.46%	11.79%	12.03%	10.98%	11.36%	11.73%	

Peer Data consists of 1,001 bank holding companies with consolidated assets between $100-$300 million at 3/31/04.

Schedule 12
Acme Bancshares, Inc.
Reconciliation of Equity ($ Thousands)

	YTD 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Beginning Equity Capital	18,552	18,808	18,466	20,160	18,980	18,203
Net Income	112	403	201	1,190	1,550	1,403
Net Sale or Purchase of Stock						
- Preferred Stock	0	0	0	0	0	0
- Common Stock	60	262	107	130	172	268
- Treasury Stock Transactions, ne	0	0	0	(2,336)	0	0
Cash Dividends, Preferred Stock	0	0	0	0	0	0
Cash Dividends, Common Stock	(333)	(824)	(814)	(934)	(882)	(870)
Prior Period Adjustments	0	0	0	0	0	0
Accounting Principle Changes	0	0	0	0	0	0
Other Comprehensive Income	110	(205)	701	66	156	(206)
Debit to ESOP	24	0	120	0	184	150
Change Due to Business Comb.	0	0	0	0	0	0
Other Adjustments	0	108	27	190	0	32
Ending Equity Capital	**$18,525**	**$18,552**	**$18,808**	**$18,466**	**$20,160**	**$18,980**

Schedule 13
Analysis by Share of Common Stock

	LTM 3/31/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	Growth Rates 1999-03
Total Shares Outstanding	2,383,144	2,375,537	2,329,192	2,311,832	2,531,266	2,504,231	2.0%	-1.3%
Common Equity ($ 000)	18,525	18,552	18,808	18,466	20,160	18,980	-1.4%	-0.6%
Preferred Equity	0	0	0	0	0	0		
Net Income ($ 000)	382	403	201	1,190	1,550	1,403	100.5%	-26.8%
Common Dividends ($ 000)	333	824	814	934	882	870		
Common Dividend Payout Ratio	87.2%	204.5%	405.0%	78.5%	56.9%	62.0%	-49.5%	34.8%
Book Value Per Common Share	$7.77	$7.81	$8.07	$7.99	$7.96	$7.58	-3.3%	0.8%
Earnings Per Common Share	$0.16	$0.17	$0.09	$0.51	$0.61	$0.56	96.6%	-25.8%
Dividends Per Common Share	$0.14	$0.35	$0.35	$0.40	$0.35	$0.35	-0.7%	0.0%

Memo:

City	redacted
Address	redacted
State	redacted
Zip	redacted
Bank Phone Number	redacted
President	redacted
Number of Banking Offices	redacted

Peer Data consists of 1,001 bank holding companies with consolidated assets between $100-$300 million at 3/31/04.

Exhibit 1
First Southern Bank
Historical Balance Sheets ($ Thousands)

	Historical Balance Sheets						*Compound Annual Growth Rates*			
	YTD	FY	FY	FY	FY	FY	Subject		Peer Group	
Assets	6/30/04	2003	2002	2001	2000	1999	2002-03	1999-03	2002-03	1999-03
Total Securities	***13,235***	***12,711***	***15,482***	***16,089***	***9,730***	***9,620***	-17.9%	7.2%	10.8%	5.5%
Trading Account	0	0	0	0	0	0	nm	nm	nm	nm
Fed Funds + CDs + Rev Repos	3,844	5,818	2,574	9,786	521	201	126.0%	132.0%	-13.1%	12.3%
Gross Loans & Leases	*73,179*	*72,265*	*72,098*	*96,400*	*144,766*	*157,218*	0.2%	-17.7%	7.5%	8.4%
Loan Loss Allowance	2,781	2,866	4,185	5,159	5,059	1,400	-31.5%	19.6%	8.2%	9.3%
Net Loans & Leases	70,398	69,399	67,913	91,241	139,707	155,818	2.2%	-18.3%	7.5%	8.4%
Total Earning Assets	***87,477***	***87,928***	***85,969***	***117,116***	***149,958***	***165,639***	***2.3%***	***-14.6%***	***6.9%***	***7.8%***
Cash and Due From Banks	3,102	4,282	4,443	4,444	6,937	5,672	-3.6%	-6.8%	5.4%	4.5%
Bank Premises	2,445	2,346	2,352	2,807	3,412	3,663	-0.3%	-10.5%	7.7%	8.6%
Other Real Estate Owned	333	613	697	1,226	687	918	-12.1%	-9.6%	-12.8%	10.7%
Investment In Unconsol Sub	0	0	0	0	0	0	nm	nm	19.4%	7.5%
Intangible Assets	19	23	37	60	33	52	-37.8%	-18.4%	29.1%	16.5%
Other Assets	1,122	1,096	1,784	3,988	6,230	2,728	-38.6%	-20.4%	9.7%	12.6%
TOTAL ASSETS	**$94,498**	**$96,288**	**$95,282**	**$129,641**	**$167,257**	**$178,672**	**1.1%**	**-14.3%**	**6.9%**	**7.8%**
Liabilities & Equity										
Demand Deposits	7,763	9,340	4,464	6,057	7,488	5,703	109.2%	13.1%	12.7%	9.9%
Time & Savings Deposits	73,263	72,989	76,728	112,795	124,028	122,455	-4.9%	-12.1%	5.6%	7.0%
Total Deposits	***81,026***	***82,329***	***81,192***	***118,852***	***131,516***	***128,158***	***1.4%***	***-10.5%***	***6.8%***	***7.5%***
Fed Funds Purchased + Repos	0	0	0	0	0	1,487	nm	nm	13.5%	4.9%
FHLB Advances & Oth. Borrowings	5,639	5,716	5,738	5,862	25,514	33,777	-0.4%	-35.9%	15.0%	15.0%
Subordinated Debt	0	0	0	0	0	0	nm	nm	240.9%	3.4%
Other Liabilities	206	205	189	142	438	649	8.5%	-25.0%	-13.9%	0.9%
Total Liabilities	***86,871***	***88,250***	***87,119***	***124,856***	***157,468***	***164,071***	***1.3%***	***-14.4%***	***7.0%***	***7.7%***
Preferred Stock	0	0	0	0	0	0	nm	nm	-33.5%	-14.1%
Common Stock	7,627	8,038	8,163	4,785	9,789	14,601	-1.5%	-13.9%	6.2%	8.9%
Total Equity	***7,627***	***8,038***	***8,163***	***4,785***	***9,789***	***14,601***	*-1.5%*	*-13.9%*	*6.0%*	*8.8%*
TOTAL LIABILITIES & EQUITY	**$94,498**	**$96,288**	**$95,282**	**$129,641**	**$167,257**	**$178,672**	**1.1%**	**-14.3%**	**6.9%**	**7.8%**
Average Fed Funds & Rev Repos	0	0	1,087	0	0	0	nm	nm		
Average Securities	12,931	14,111	14,545	7,436	9,832	8,232	-3.0%	14.4%		
Average Loans	73,384	72,915	82,472	118,777	153,716	152,786	-11.6%	-16.9%		
Average Earning Assets	91,370	91,463	108,105	136,632	164,474	166,573	-15.4%	-13.9%		
Average Total Assets	$96,136	$96,074	$115,955	$147,341	$175,965	$177,343	-17.1%	-14.2%		
Average Demand Deposits	9,645	6,902	5,261	6,773	6,596	6,720	31.2%	0.7%		
Average Interest-Bearing Funds	79,575	80,702	101,058	130,556	155,044	152,990	-20.1%	-14.8%		
Average Total Equity	$8,120	$8,346	$7,362	$8,961	$13,037	$16,336	13.4%	-15.5%		
Avg Earning Assets/Avg Assets	***95.0%***	***95.2%***	***93.2%***	***92.7%***	***93.5%***	***93.9%***				
Peer Average	91.7%	91.7%	91.9%	92.1%	92.7%	92.5%				
Avg Int-Bear Funds/Avg Assets	***82.8%***	***84.0%***	***87.2%***	***88.6%***	***88.1%***	***86.3%***				
Peer Average	75.5%	75.7%	76.1%	76.3%	76.6%	76.2%				

Gross Loans & Leases are down by about 50% since the discovery of the asset quality problems. The contraction appears to have stopped, as some loan growth was evident in 2003 and 2004. The contraction of the balance sheet has negatively affected the earnings of the Bank, given the difficulty in covering fixed

Deposits have also declined (10.5% compounded annually, as shown to the left) over the five year period. Branch divestiture biases calculation. Deposits appear to have stabilized recently.

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Exhibit 1a
First Southern Bank
Historical Balance Sheets ($ Thousands)

	Historical Balance Sheets					*Period-to-Period Growth Rates*			
	1 Qtr	2 Qtr	3 Qtr	4 Qtr	5 Qtr	1 Qtr /	2 Qtr /	3 Qtr /	4 Qtr /
Assets	Jun-04	Mar-04	Dec-03	Sep-03	Jun-03	2 Qtr	3 Qtr	4 Qtr	5 Qtr
Total Securities	***13,235***	***12,746***	***12,711***	***12,414***	***12,720***	3.8%	0.3%	2.4%	-2.4%
Trading Account	0	0	0	0	0	nm	nm	nm	nm
Fed Funds + CDs + Rev Repos	3,844	2,074	5,818	4,978	6,732	85.3%	-64.4%	16.9%	-26.1%
Gross Loans & Leases	***73,179***	***73,009***	***72,265***	***74,326***	***72,914***	0.2%	1.0%	-2.8%	1.9%
Loan Loss Allowance	2,781	2,850	2,866	3,766	3,693	-2.4%	-0.6%	-23.9%	2.0%
Net Loans & Leases	70,398	70,159	69,399	70,560	69,221	0.3%	1.1%	-1.6%	1.9%
Total Earning Assets	***87,477***	***84,979***	***87,928***	***87,952***	***88,673***	***2.9%***	***-3.4%***	***0.0%***	***-0.8%***
Cash and Due From Banks	3,102	7,013	4,282	9,365	2,807	-55.8%	63.8%	-54.3%	233.6%
Bank Premises	2,445	2,340	2,346	2,356	2,331	4.5%	-0.3%	-0.4%	1.1%
Other Real Estate Owned	333	575	613	884	778	-42.1%	-6.2%	-30.7%	13.6%
Investment In Unconsol Sub	0	0	0	0	0	nm	nm	nm	nm
Intangible Assets	19	21	23	26	30	-9.5%	-8.7%	-11.5%	-13.3%
Other Assets	1,122	1,117	1,096	1,407	1,402	0.4%	1.9%	-22.1%	0.4%
TOTAL ASSETS	**$94,498**	**$96,045**	**$96,288**	**$101,990**	**$96,021**	**-1.6%**	**-0.3%**	**-5.6%**	**6.2%**
Liabilities & Equity									
Demand Deposits	7,763	8,470	9,340	13,470	6,840	-8.3%	-9.3%	-30.7%	96.9%
Time & Savings Deposits	73,263	73,602	72,989	74,299	74,742	-0.5%	0.8%	-1.8%	-0.6%
Total Deposits	***81,026***	***82,072***	***82,329***	***87,769***	***81,582***	***-1.3%***	***-0.3%***	***-6.2%***	***7.6%***
Fed Funds Purchased + Repos	0	0	0	0	0	nm	nm	nm	nm
FHLB Advances & Oth. Borrowings	5,639	5,677	5,716	5,722	5,727	-0.7%	-0.7%	-0.1%	-0.1%
Subordinated Debt	0	0	0	0	0	nm	nm	nm	nm
Other Liabilities	206	187	205	212	249	10.2%	-8.8%	-3.3%	-14.9%
Total Liabilities	***86,871***	***87,936***	***88,250***	***93,703***	***87,558***	***-1.2%***	***-0.4%***	***-5.8%***	***7.0%***
						nm	***nm***	***nm***	***nm***
Preferred Stock	0	0	0	0	0	nm	nm	nm	nm
Common Stock	7,627	8,109	8,038	8,287	8,463	-5.9%	0.9%	-3.0%	-2.1%
Total Equity	***7,627***	***8,109***	***8,038***	***8,287***	***8,463***	*-5.9%*	*0.9%*	*-3.0%*	*-2.1%*
TOTAL LIABILITIES & EQUITY	**$94,498**	**$96,045**	**$96,288**	**$101,990**	**$96,021**	**-1.6%**	**-0.3%**	**-5.6%**	**6.2%**
Average Fed Funds and Rev Repos	0	0	0	0	0	nm	nm	nm	nm
Average Securities	12,872	12,175	12,548	14,128	14,554	5.7%	-3.0%	-11.2%	-2.9%
Average Loans	73,271	73,094	73,711	73,458	72,155	0.2%	-0.8%	0.3%	1.8%
Average Earning Assets	91,194	90,392	92,943	90,950	90,846	0.9%	-2.7%	2.2%	0.1%
Average Total Assets	$96,309	$95,363	$97,378	$95,493	$95,541	1.0%	-2.1%	2.0%	-0.1%
Average Demand Deposits	8,117	8,905	11,405	10,155	5,652	-8.9%	-21.9%	12.3%	79.7%
Average Interest-Bearing Funds	79,699	78,992	79,363	80,245	81,102	0.9%	-0.5%	-1.1%	-1.1%
Average Total Equity	$7,868	$8,073	$8,162	$8,375	$8,499	-2.5%	-1.1%	-2.5%	-1.5%
Avg Earning Assets/Avg Assets	***94.7%***	***94.8%***	***95.4%***	***95.2%***	***95.1%***				
Avg Int-Bear Funds/Avg Assets	*82.8%*	*82.8%*	*81.5%*	*84.0%*	*84.9%*				

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Exhibit 2
First Southern Bank
Historical Balance Sheet as a Percentage of Total Assets

	Historical Percentage Balance Sheets							*Historical Percentage Balance Sheets*			
Assets	YTD 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average	1 Qtr Jun-04	2 Qtr Mar-04	3 Qtr Dec-03	4 Qtr Sep-03
Total Securities	*14.0%*	*13.2%*	*16.2%*	*12.4%*	*5.8%*	*5.4%*	*23.1%*	*14.0%*	*13.3%*	*13.2%*	*12.2%*
Trading Account	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fed Funds + CDs + Rev Repos	4.1%	6.0%	2.7%	7.5%	0.3%	0.1%	5.9%	4.1%	2.2%	6.0%	4.9%
Gross Loans & Leases	*77.4%*	*75.1%*	*75.7%*	*74.4%*	*86.6%*	*88.0%*	*63.2%*	*77.4%*	*76.0%*	*75.1%*	*72.9%*
Loan Loss Allowance	2.9%	3.0%	4.4%	4.0%	3.0%	0.8%	0.9%	2.9%	3.0%	3.0%	3.7%
Net Loans & Leases	74.5%	72.1%	71.3%	70.4%	83.5%	87.2%	62.4%	74.5%	73.0%	72.1%	69.2%
Total Earning Assets	*92.6%*	*91.3%*	*90.2%*	*90.3%*	*89.7%*	*92.7%*	*91.3%*	*92.6%*	*88.5%*	*91.3%*	*86.2%*
Cash and Due From Banks	3.3%	4.4%	4.7%	3.4%	4.1%	3.2%	3.7%	3.3%	7.3%	4.4%	9.2%
Bank Premises	2.6%	2.4%	2.5%	2.2%	2.0%	2.1%	2.3%	2.6%	2.4%	2.4%	2.3%
Other Real Estate Owned	0.4%	0.6%	0.7%	0.9%	0.4%	0.5%	0.2%	0.4%	0.6%	0.6%	0.9%
Investment In Unconsol Sub	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Intangible Assets	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.4%	0.0%	0.0%	0.0%	0.0%
Other Assets	1.2%	1.1%	1.9%	3.1%	3.7%	1.5%	2.1%	1.2%	1.2%	1.1%	1.4%
TOTAL ASSETS	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Liabilities & Equity											
Demand Deposits	8.2%	9.7%	4.7%	4.7%	4.5%	3.2%	14.1%	8.2%	8.8%	9.7%	13.2%
Time & Savings Deposits	77.5%	75.8%	80.5%	87.0%	74.2%	68.5%	70.6%	77.5%	76.6%	75.8%	72.8%
Total Deposits	*85.7%*	*85.5%*	*85.2%*	*91.7%*	*78.6%*	*71.7%*	*84.7%*	*85.7%*	*85.5%*	*85.5%*	*86.1%*
Fed Funds Purchased + Repos	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.2%	0.0%	0.0%	0.0%	0.0%
FHLB Advances & Oth. Borrowings	6.0%	5.9%	6.0%	4.5%	15.3%	18.9%	3.6%	6.0%	5.9%	5.9%	5.6%
Subordinated Debt	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other Liabilities	0.2%	0.2%	0.2%	0.1%	0.3%	0.4%	0.6%	0.2%	0.2%	0.2%	0.2%
Total Liabilities	*91.9%*	*91.7%*	*91.4%*	*96.3%*	*94.1%*	*91.8%*	*90.1%*	*91.9%*	*91.6%*	*91.7%*	*91.9%*
Preferred Stock	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Common Stock	8.1%	8.3%	8.6%	3.7%	5.9%	8.2%	9.9%	8.1%	8.4%	8.3%	8.1%
Total Equity	*8.1%*	*8.3%*	*8.6%*	*3.7%*	*5.9%*	*8.2%*	*9.9%*	*8.1%*	*8.4%*	*8.3%*	*8.1%*
TOTAL LIABILITIES & EQUITY	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Leverage Ratio	8.14%	8.33%	8.29%	3.66%	5.78%	8.28%		8.14%	8.45%	8.33%	8.68%
Risk-Weighted Assets	65,497	65,543	67,242	91,778	133,908	144,406		65,497	65,374	65,543	68,323
Tier 1 Capital	7,838	8,108	8,045	4,962	9,825	14,699		7,838	8,059	8,108	8,292
Tier 2 Capital	843	845	882	1,197	1,716	1,400		843	842	845	890
1 & 2 Cap/Risk Assets	13.25%	13.66%	13.28%	6.70%	8.62%	11.15%		13.25%	13.62%	13.66%	13.44%

Gross Loans & Leases comprise 3/4ths of the asset base, well above the peer group. The loan/asset ratio, however, has declined significantly over the five year period

The FHLB Advances & Other Borrowings as a percentage of average assets are higher than the peer group. Borrowings have declined greatly

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Exhibit 3
First Southern Bank
Historical Income Statements ($ Thousands)

	Historical Income Statements						Compound Annual Growth Rates			
	LTM	FY	FY	FY	FY	FY	Subject		Peer Group	
	6/30/04	2003	2002	2001	2000	1999	2002-03	1999-03	2002-03	1999-03
Interest Income										
Taxable Loans	4,621	4,801	5,810	9,589	13,766	13,447	-17.4%	-22.7%	-2.1%	2.6%
Tax-Free Loans	0	0	0	0	0	0	nm	nm	5.6%	5.8%
Fed Funds Sold & CD's	50	49	191	337	74	296	-74.3%	-36.2%	-19.7%	-19.8%
Taxable Securities	369	421	706	442	657	559	-40.4%	-6.8%	-21.5%	-8.2%
Tax-Free Securities	0	0	0	0	0	0	nm	nm	4.8%	4.1%
Estimated Tax Benefit	0	0	0	0	0	0	nm	nm	4.9%	4.3%
Other Interest Income	14	20	84	126	0	0	-76.2%	nm	13.0%	673.0%
Interest Income (FTE)	***5,054***	***5,291***	***6,791***	***10,494***	***14,497***	***14,302***	***-22.1%***	***-22.0%***	***-4.9%***	***0.4%***
Interest Expense										
Large CDs	292	325	557	1,053	1,178	963	-41.7%	-23.8%	-20.8%	-5.9%
Other Deposits	1,024	1,225	2,381	4,588	4,770	4,310	-48.6%	-27.0%	-24.4%	-12.1%
Fed Funds Purchased	0	0	0	0	72	13	nm	nm	-23.7%	-20.5%
Other Interest Expense	328	329	333	752	1,863	1,815	-1.2%	-34.8%	2.7%	10.7%
Interest Expense	***1,644***	***1,879***	***3,271***	***6,393***	***7,883***	***7,101***	***-42.6%***	***-28.3%***	***-21.8%***	***-9.8%***
Net Interest Income (FTE)	***3,410***	***3,412***	***3,520***	***4,101***	***6,614***	***7,201***	***-3.1%***	***-17.0%***	***3.8%***	***6.5%***
Noninterest Income										
Deposit Account Service Charges	203	182	174	185	253	228	4.6%	-5.5%	8.2%	10.4%
Other Operating Income	55	211	1,885	(607)	231	317	-88.8%	-9.7%	12.2%	13.6%
Total Other Income	***258***	***393***	***2,059***	***(422)***	***484***	***545***	***-80.9%***	***-7.8%***	***9.9%***	***11.7%***
Adjusted Gross Income (FTE)	***3,668***	***3,805***	***5,579***	***3,679***	***7,098***	***7,746***	***-31.8%***	***-16.3%***	***4.9%***	***7.3%***
Non-Interest Operating Expense										
Salaries & Benefits	2,037	1,984	2,307	2,313	2,635	2,685	-14.0%	-7.3%	8.2%	8.6%
Net Occupancy	446	482	566	707	711	687	-14.8%	-8.5%	6.9%	8.2%
Other Operating Expenses	1,470	1,441	1,685	3,135	1,674	1,600	-14.5%	-2.6%	8.2%	8.2%
Non-Interest Operating Expenses	***3,953***	***3,907***	***4,558***	***6,155***	***5,020***	***4,972***	***-14.3%***	***-5.8%***	***8.0%***	***8.4%***
Basic Operating Income (FTE)	***(285)***	***(102)***	***1,021***	***(2,476)***	***2,078***	***2,774***	***nm***	***nm***	***-1.9%***	***4.9%***
Security Transactions	1	55	116	(6)	0	0	-52.6%	nm	18.4%	103.9%
Loan Loss Provision	***101***	***(288)***	***633***	***5,108***	***8,226***	***528***	***nm***	***nm***	***-12.7%***	***9.1%***
Pre-Tax Income (FTE)	(385)	241	504	(7,590)	(6,148)	2,246	-52.2%	-42.8%	0.9%	5.1%
FTE Adjustment	0	0	0	0	0	0	nm	nm	4.9%	4.3%
Pre-Tax Income	(385)	241	504	(7,590)	(6,148)	2,246	-52.2%	-42.8%	0.6%	5.2%
Taxes	0	5	54	1,589	(2,415)	871	-90.7%	-72.5%	-1.8%	-0.1%
Income Before Extraordinary Items	(385)	236	450	(9,179)	(3,733)	1,375	-47.6%	-35.6%	1.2%	6.7%
Net Extraordinary Items	0	0	0	0	0	0	nm	nm	nm	nm
NET INCOME	**($385)**	**$236**	**$450**	**($9,179)**	**($3,733)**	**$1,375**	**-47.6%**	**-35.6%**	**1.4%**	**6.8%**
TOTAL DIVIDENDS	$0	$250	$200	$0	$1,500	$4,550				
Dividend Payout Ratio	0.0%	105.9%	44.4%	0.0%	40.2%	330.9%				
Peer Average	56.0%	57.6%	51.2%	65.2%	58.6%	60.1%				
Taxes / Reported Pre-Tax Income	0.0%	2.1%	10.7%	-20.9%	39.3%	38.8%				
Taxes (FTE) / Pre-Tax Inc (FTE)	0.0%	2.1%	10.7%	-20.9%	39.3%	38.8%				
MEMO:										
Net Gains/(Losses) - OREO	(186)	(116)	(139)	(439)	0	0				
Net Gains/(Losses) - Other Assets	112	234	1,917	(293)	103	193				
Intangible Amortization	0	0	0	0	19	31				

Increase due to sale of Branch.

Gain on other assets includes branch sale gain.

The sum of **Net Interest Income** and **Total Other Income** is called **Adjusted Gross Income** for a Bank. This income statement line is the equivalent of net sales for other commercial enterprises. Adjusted Gross Income (Sales) declined at a 16% compound annual rate over the five year period observed, due to the contraction of the balance sheet.

Revenues increased by 3.0% in 2003 (after eliminating the branch sale gain), despite a decline in average earning assets from $108 million (2002) to $91 million (2003). Improvement in the net interest

Because **Adjusted Gross Income** (Sales) have declined more quickly than **Non-Interest Operating Expenses, Basic Operating Income** has declined significantly over the period analyzed, turning negative in the two most recent periods analyzed. **Other Operating Expenses** in 2001 increased significantly due to OREO expenses and costs associated with addressing the asset quality problems and

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Exhibit 3a
First Southern Bank
Historical Income Statements ($ Thousands)
for the Quarters Ended

	Historical Quarterly Income Statements					*Period-to-Period Growth Rates*			
	Qtr 1 Jun-04	Qtr 2 Mar-04	Qtr 3 Dec-03	Qtr 4 Sep-03	Qtr 5 Jun-03	1 Qtr / 2 Qtr	2 Qtr / 3 Qtr	3 Qtr / 4 Qtr	4 Qtr / 5 Qtr
Interest Income									
Taxable Loans	1,128	1,122	1,162	1,209	1,155	0.5%	-3.4%	-3.9%	4.7%
Tax-Free Loans	0	0	0	0	0	nm	nm	nm	nm
Fed Funds Sold & CD's	12	13	16	9	13	-7.7%	-18.8%	77.8%	-30.8%
Taxable Securities	97	94	88	90	115	3.2%	6.8%	-2.2%	-21.7%
Tax-Free Securities	0	0	0	0	0	nm	nm	nm	nm
Estimated Tax Benefit	0	0	0	0	0	nm	nm	nm	nm
Other Interest Income	4	3	4	3	6	33.3%	-25.0%	33.3%	-50.0%
Interest Income (FTE)	***1,241***	***1,232***	***1,270***	***1,311***	***1,289***	***0.7%***	***-3.0%***	***-3.1%***	***1.7%***
Interest Expense									
Large CDs	70	69	74	79	82	1.4%	-6.8%	-6.3%	-3.7%
Other Deposits	230	242	263	289	317	-5.0%	-8.0%	-9.0%	-8.8%
Fed Funds Purchased	0	0	0	0	0	nm	nm	nm	nm
Other Interest Expense	81	81	83	83	82	0.0%	-2.4%	0.0%	1.2%
Interest Expense	***381***	***392***	***420***	***451***	***481***	***-2.8%***	***-6.7%***	***-6.9%***	***-6.2%***
Net Interest Income (FTE)	***860***	***840***	***850***	***860***	***808***	***2.4%***	***-1.2%***	***-1.2%***	***6.4%***
Fee Income									
Deposit Account Service Charges	55	56	45	47	42	-1.8%	24.4%	-4.3%	11.9%
Other Operating Income	6	32	(84)	101	91	-81.3%	nm	nm	11.0%
Total Other Income	***61***	***88***	***(39)***	***148***	***133***	***-30.7%***	***nm***	***nm***	***11.3%***
Adjusted Gross Income (FTE)	***921***	***928***	***811***	***1,008***	***941***	***-0.8%***	***14.4%***	***-19.5%***	***7.1%***
Non-Interest Operating Expense									
Salaries & Benefits	515	504	498	520	489	2.2%	1.2%	-4.2%	6.3%
Net Occupancy	112	106	109	119	116	5.7%	-2.8%	-8.4%	2.6%
Other Operating Expenses	382	366	388	334	362	4.4%	-5.7%	16.2%	-7.7%
Non-Interest Operating Expenses	***1,009***	***976***	***995***	***973***	***967***	***3.4%***	***-1.9%***	***2.3%***	***0.6%***
Basic Operating Income (FTE)	***(88)***	***(48)***	***(184)***	***35***	***(26)***	***nm***	***nm***	***nm***	***nm***
Security Transactions	0	(1)	(1)	3	53	nm	nm	nm	-94.3%
Loan Loss Provision	***0***	***0***	***0***	***101***	***(189)***	***nm***	***nm***	***-100%***	***nm***
Pre-Tax Income (FTE)	(88)	(49)	(185)	(63)	216	nm	nm	nm	nm
FTE Adjustment	0	0	0	0	0	nm	nm	nm	nm
Pre-Tax Income	(88)	(49)	(185)	(63)	216	nm	nm	nm	nm
Taxes	0	0	0	0	5	nm	nm	nm	-100.0%
Income Before Extraordinary Items	(88)	(49)	(185)	(63)	211	nm	nm	nm	nm
Net Extraordinary Items	0	0	0	0	0	nm	nm	nm	nm
NET INCOME	**($88)**	**($49)**	**($185)**	**($63)**	**$211**	**nm**	**nm**	**nm**	**nm**
TOTAL DIVIDENDS	$0	$0	$0	$0	$250				
Dividend Payout Ratio	0.0%	0.0%	0.0%	0.0%	118.5%				
Taxes / Reported Pre-Tax Income	0.0%	0.0%	0.0%	0.0%	2.3%				
Taxes (FTE) / Pre-Tax Inc (FTE)	0.0%	0.0%	0.0%	0.0%	2.3%				
MEMO:									
Net Gains/(Losses) - OREO	(39)	(5)	(129)	(13)	(1)				
Net Gains/(Losses) - Other Assets	(13)	12	23	90	65				
Intangible Amortization	0	0	0	0	0				

The trend is not favorable as the loss widened during the 2Q04.

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Exhibit 4
First Southern Bank
Historical Income Statements as a
Percentage of Average Assets

	Historical Percentage Income Statements							*Historical Percentage Income Statements*			
	LTM 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average	Qtr 1 Jun-04	Qtr 2 Mar-04	Qtr 3 Dec-03	Qtr 4 Sep-03
Interest Income											
Taxable Loans	4.81%	5.00%	5.01%	6.51%	7.82%	7.58%		4.68%	4.71%	4.77%	5.06%
Tax-Free Loans	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		0.00%	0.00%	0.00%	0.00%
Fed Funds Sold & CD's	0.05%	0.05%	0.16%	0.23%	0.04%	0.17%		0.05%	0.05%	0.07%	0.04%
Taxable Securities	0.38%	0.44%	0.61%	0.30%	0.37%	0.32%		0.40%	0.39%	0.36%	0.38%
Tax-Free Securities	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		0.00%	0.00%	0.00%	0.00%
Estimated Tax Benefit	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		0.00%	0.00%	0.00%	0.00%
Other Interest Income	0.01%	0.02%	0.07%	0.09%	0.00%	0.00%		0.02%	0.01%	0.02%	0.01%
Interest Income (FTE)	*5.26%*	*5.51%*	*5.86%*	*7.12%*	*8.24%*	*8.06%*	*5.53%*	*5.15%*	*5.17%*	*5.22%*	*5.49%*
Interest Expense											
Large CDs	0.30%	0.34%	0.48%	0.71%	0.67%	0.54%		0.29%	0.29%	0.30%	0.33%
Other Deposits	1.07%	1.28%	2.05%	3.11%	2.71%	2.43%		0.96%	1.02%	1.08%	1.21%
Fed Funds Purchased	0.00%	0.00%	0.00%	0.00%	0.04%	0.01%		0.00%	0.00%	0.00%	0.00%
Other Interest Expense	0.34%	0.34%	0.29%	0.51%	1.06%	1.02%		0.34%	0.34%	0.34%	0.35%
Interest Expense	*1.71%*	*1.96%*	*2.82%*	*4.34%*	*4.48%*	*4.00%*	*1.47%*	*1.58%*	*1.64%*	*1.73%*	*1.89%*
Net Interest Income (FTE)	*3.55%*	*3.55%*	*3.04%*	*2.78%*	*3.76%*	*4.06%*	*4.06%*	*3.57%*	*3.52%*	*3.49%*	*3.60%*
Fee Income											
Deposit Account Service Charges	0.21%	0.19%	0.15%	0.13%	0.14%	0.13%	0.51%	0.23%	0.23%	0.18%	0.20%
Other Operating Income	0.06%	0.22%	1.63%	-0.41%	0.13%	0.18%	0.37%	0.02%	0.13%	-0.35%	0.42%
Total Other Income	*0.27%*	*0.41%*	*1.78%*	*-0.29%*	*0.28%*	*0.31%*	*0.89%*	*0.25%*	*0.37%*	*-0.16%*	*0.62%*
Adjusted Gross Income (FTE)	***3.82%***	***3.96%***	***4.81%***	***2.50%***	***4.03%***	***4.37%***	***4.95%***	***3.83%***	***3.89%***	***3.33%***	***4.22%***
Non-Interest Operating Expense											
Salaries & Benefits	2.12%	2.07%	1.99%	1.57%	1.50%	1.51%	1.88%	2.14%	2.11%	2.05%	2.18%
Net Occupancy	0.46%	0.50%	0.49%	0.48%	0.40%	0.39%	0.52%	0.47%	0.44%	0.45%	0.50%
Other Operating Expenses	1.53%	1.50%	1.45%	2.13%	0.95%	0.90%	1.10%	1.59%	1.54%	1.59%	1.40%
Non-Interest Operating Expenses	***4.11%***	***4.07%***	***3.93%***	***4.18%***	***2.85%***	***2.80%***	***3.49%***	***4.19%***	***4.09%***	***4.09%***	***4.08%***
Basic Operating Income (FTE)	***-0.30%***	***-0.11%***	***0.88%***	***-1.68%***	***1.18%***	***1.56%***	***1.46%***	***-0.37%***	***-0.20%***	***-0.76%***	***0.15%***
Security Transactions	0.00%	0.06%	0.10%	0.00%	0.00%	0.00%	0.04%	0.00%	0.00%	0.00%	0.01%
Loan Loss Provision	*0.11%*	*-0.30%*	*0.55%*	*3.47%*	*4.67%*	*0.30%*	*0.21%*	*0.00%*	*0.00%*	*0.00%*	*0.42%*
Pre-Tax Income (FTE)	-0.40%	0.25%	0.43%	-5.15%	-3.49%	1.27%	1.29%	-0.37%	-0.21%	-0.76%	-0.26%
FTE Adjustment	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.00%	0.00%	0.00%	0.00%
Pre-Tax Income	-0.40%	0.25%	0.43%	-5.15%	-3.49%	1.27%	1.20%	-0.37%	-0.21%	-0.76%	-0.26%
Taxes	0.00%	0.01%	0.05%	1.08%	-1.37%	0.49%	0.23%	0.00%	0.00%	0.00%	0.00%
Income Before Extraordinary Items	-0.40%	0.25%	0.39%	-6.23%	-2.12%	0.78%	0.97%	-0.37%	-0.21%	-0.76%	-0.26%
Net Extraordinary Items	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
NET INCOME	**-0.40%**	**0.25%**	**0.39%**	**-6.23%**	**-2.12%**	**0.78%**	**0.97%**	**-0.37%**	**-0.21%**	**-0.76%**	**-0.26%**
Return on Average Equity	-4.75%	2.83%	6.11%	-102.43%	-28.63%	8.42%		**-4.47%**	**-2.43%**	**-9.07%**	**-3.01%**
Peer Average ROA	0.97%	0.96%	1.01%	0.83%	0.96%	1.00%		na	0.98%	0.82%	1.01%
Peer Average ROE	9.86%	9.89%	10.82%	9.79%	10.79%	10.75%		na	9.72%	8.81%	10.24%
Internal Growth Rate	-4.75%	-0.17%	3.39%	-102.43%	-40.13%	19.44%		**-4.47%**	**-2.43%**	**-9.07%**	**-3.01%**
Peer Average	4.33%	4.19%	5.28%	3.41%	4.47%	4.29%					

Net Interest Income as a percent of assets is about 50 basis points below the peer average. This results from both the lower yield on earning assets (**Interest Income** as % of assets) and a higher cost of funds (**Interest Expense as % of**

Total Other Income is well below the peer group's and with the exception of 2002 has historically been relatively low.

Adjusted Gross Income is over 100 basis points below the peer average.

Reverse (i.e., negative) **loan loss provision in 2003** offset the operating loss for the year.

Lower than peer **ROA** and **ROE** is a result of tight spreads, limited non-interest income, and higher non-interest expense.

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Schedule 1
First Southern Bank
Spread Relationships / Margin Analysis

	LTM 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Qtr 1 Jun-04	Qtr 2 Mar-04	Qtr 3 Dec-03	Qtr 4 Sep-03
BANK:										
Interest Income(FTE)/Avg Assets	5.26%	5.51%	5.86%	7.12%	8.24%	8.06%	5.15%	5.17%	5.22%	5.49%
Interest Expense/Average Assets	1.71%	1.96%	2.82%	4.34%	4.48%	4.00%	1.58%	1.64%	1.73%	1.89%
Net Interest Inc(FTE)/Avg Assets	3.55%	3.55%	3.04%	2.78%	3.76%	4.06%	3.57%	3.52%	3.49%	3.60%
Yield on Avg Earn Assets (FTE)	5.53%	5.78%	6.28%	7.68%	8.81%	8.59%	5.44%	5.45%	5.47%	5.77%
Cost of Interest-Bearing Funds	2.07%	2.33%	3.24%	4.90%	5.08%	4.64%	1.91%	1.99%	2.12%	2.25%
Net Spread (FTE)	3.47%	3.46%	3.05%	2.78%	3.73%	3.94%	3.53%	3.47%	3.35%	3.52%
Yield on Avg Earn Assets (FTE)	5.53%	5.78%	6.28%	7.68%	8.81%	8.59%	5.44%	5.45%	5.47%	5.77%
Cost of Average Earning Assets	1.80%	2.05%	3.03%	4.68%	4.79%	4.26%	1.67%	1.73%	1.81%	1.98%
Net Interest Margin (FTE)	*3.73%*	*3.73%*	*3.26%*	*3.00%*	*4.02%*	*4.32%*	*3.77%*	*3.72%*	*3.66%*	*3.78%*
PEER GROUP:										
Interest Income(FTE) / Avg Assets	5.53%	5.61%	6.34%	7.43%	7.91%	7.51%	na	5.39%	5.49%	5.57%
Interest Expense / Average Assets	1.47%	1.57%	2.16%	3.32%	3.56%	3.22%	na	1.34%	1.41%	1.51%
Net Interest Inc(FTE) / Avg Assets	4.06%	4.05%	4.19%	4.11%	4.35%	4.29%	nm	4.05%	4.08%	4.06%
Yield on Avg Earn Assets (FTE)	6.04%	6.12%	6.90%	8.07%	8.53%	8.12%	na	5.87%	5.98%	6.07%
Cost of Interest-Bearing Funds	1.95%	2.07%	2.83%	4.35%	4.65%	4.23%	na	1.77%	1.88%	1.99%
Net Spread (FTE)	4.09%	4.05%	4.07%	3.72%	3.88%	3.89%	nm	4.10%	4.10%	4.08%
Yield on Avg Earn Assets (FTE)	6.04%	6.12%	6.90%	8.07%	8.53%	8.12%	na	5.87%	5.98%	6.07%
Cost of Average Earning Assets	1.60%	1.71%	2.35%	3.61%	3.84%	3.49%	na	1.46%	1.53%	1.64%
Net Interest Margin (FTE)	*4.43%*	*4.41%*	*4.56%*	*4.46%*	*4.69%*	*4.64%*	nm	*4.41%*	*4.44%*	*4.43%*
Supplemental Data - Assets:										
Yield on Loans (FTE)	*6.30%*	*6.58%*	*7.04%*	*8.07%*	*8.96%*	*8.80%*	*6.16%*	*6.14%*	*6.31%*	*6.58%*
Peer Average	7.16%	7.28%	7.98%	9.06%	9.48%	9.21%	na	6.90%	7.06%	7.25%
Yield on Total Securities (FTE)	*2.85%*	*2.98%*	*4.85%*	*5.94%*	*6.68%*	*6.79%*	*3.01%*	*3.09%*	*2.81%*	*2.55%*
Peer Average	4.10%	4.23%	5.28%	6.22%	6.48%	6.18%	na	4.05%	4.06%	4.00%
Supplemental Data - Deposits:										
Cost of Int. Bearing Deposits	*1.79%*	*2.07%*	*3.08%*	*4.75%*	*4.83%*	*4.37%*	*1.63%*	*1.70%*	*1.83%*	*1.98%*
Peer Average	1.84%	1.96%	2.77%	4.33%	4.65%	4.20%	na	1.67%	1.74%	1.87%
Cost of Savings Dep. incl MMDAs	*0.61%*	*0.67%*	*0.86%*	*2.43%*	*2.82%*	*2.82%*	*0.57%*	*0.62%*	*0.63%*	*0.62%*
Peer Average	1.00%	1.09%	1.61%	2.76%	3.28%	3.03%	na	0.93%	0.95%	0.98%
Cost of CD's >$100,000	*3.07%*	*3.34%*	*4.40%*	*5.86%*	*5.86%*	*5.24%*	*2.99%*	*2.92%*	*3.05%*	*3.33%*
Peer Average	2.58%	2.73%	3.58%	5.51%	5.80%	5.16%	na	2.34%	2.50%	2.66%

Spreads & Margins. Banking is concerned with managing "spreads." Banks borrow at one cost and lend at a higher cost -- the difference is the spread or margin. The schedules to the left provide three common spread (margin) measures. As can be seen, the Bank's spreads are substantially

The Bank's net interest margin expanded considerably in 2003. Possible explanations:
1. Reduced volume of non-accrual loans
2. Improved deposit pricing
3. Better deposit mix (fewer CDs)

The Bank's **Yield on Loans** has remained below the peer group's for every period analyzed. The Bank's **Yield on Securities** has also remained below the peer group's for every period except 1999. Lower loan yields may reflect loan composition (higher than peer concentration of 1-4 family mortgages) or more variable rate originations.

Deposit Costs. Cost of interest-bearing deposits has historically

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Schedule 2
First Southern Bank
Loan Portfolio Composition ($ Thousands)

Loan Category	YTD 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	Growth Rates 1999-03
Construction & Development	6,492	4,032	4,650	6,901	11,264	13,901	-13.3%	-26.6%
1-4 Family Residential	33,469	31,681	28,932	37,955	58,360	60,769	9.5%	-15.0%
Other Real Estate	19,264	21,885	22,456	28,259	35,813	34,656	-2.5%	-10.9%
Total Real Estate	59,225	57,598	56,038	73,115	105,437	109,326	2.8%	-14.8%
Financial Institution	0	0	0	0	0	0	nm	nm
Agricultural	29	398	471	597	1,193	61	-15.5%	59.8%
Commercial/Industrial	9,980	9,877	11,470	17,287	27,521	36,271	-13.9%	-27.8%
Consumer - Credit Card	197	242	327	378	483	424	-26.0%	-13.1%
Consumer - Other	3,748	4,150	3,792	5,023	10,132	11,136	9.4%	-21.9%
Leases/Other	0	0	0	0	0	0	nm	nm
GROSS LOANS	**73,179**	**72,265**	**72,098**	**96,400**	**144,766**	**157,218**	**0.2%**	**-17.7%**
Unearned Income (-)	0	0	0	0	0	0	nm	nm
Loans Net of Unearned Income	$73,179	$72,265	$72,098	$96,400	$144,766	$157,218	0.2%	-17.7%
Mortgages Serviced for Others	$5,203	$5,501	$7,321	$10,919	$8,438	$9,772	-24.9%	-13.4%

Most of the decline in the loan portfolio occurred between 2000 and 2002. Every significant type of loan declined between 1999 and 2003 with the largest percentage declines in construction, commercial & industrial, and consumer loans. Growth since 2002 has been concentrated in residential mortgages.

	YTD 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Loan/Deposit Ratio	*90.3%*	*87.8%*	*88.8%*	*81.1%*	*110.1%*	*122.7%*
Peer Average	74.6%	74.3%	73.8%	72.9%	75.0%	72.0%
Loan/Core Deposit Ratio	***102.1%***	***99.2%***	***101.4%***	***94.2%***	***129.5%***	***147.6%***
Peer Average	86.3%	85.7%	85.4%	84.9%	87.3%	82.7%

Despite the high **Loan to Deposit Ratio** (higher than the peer group's), the Bank's interest margins lag the peer group. Possibly due to the Bank's borrowings, lower loan yields, etc.

Schedule 2a
Loan Portfolio Composition Percentages

Loan Category	YTD 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average
Construction & Development	8.9%	5.6%	6.4%	7.2%	7.8%	8.8%	7.4%
1-4 Family Residential	45.7%	43.8%	40.1%	39.4%	40.3%	38.7%	29.0%
Other Real Estate	26.3%	30.3%	31.1%	29.3%	24.7%	22.0%	30.1%
Total Real Estate	80.9%	79.7%	77.7%	75.8%	72.8%	69.5%	66.5%
Financial Institution	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
Agricultural	0.0%	0.6%	0.7%	0.6%	0.8%	0.0%	5.4%
Commercial/Industrial	13.6%	13.7%	15.9%	17.9%	19.0%	23.1%	16.8%
Consumer - Credit Card	0.3%	0.3%	0.5%	0.4%	0.3%	0.3%	0.3%
Consumer - Other	5.1%	5.7%	5.3%	5.2%	7.0%	7.1%	9.7%
Leases/Other	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.2%
GROSS LOANS	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Schedule 3
First Southern Bank
Loan Portfolio Quality

Loan Loss Reserve Components	LTM 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Beginning Balance	3,693	4,185	5,159	5,059	1,400	1,441
Net Charge-Offs:						
Charge-Offs	(1,437)	(1,509)	(2,495)	(5,388)	(4,665)	(704)
Recoveries	424	478	888	380	98	135
Net Charge-Offs	(1,013)	(1,031)	(1,607)	(5,008)	(4,567)	(569)
Provision	101	(288)	633	5,108	8,226	528
Other Adjustments	0	0	0	0	0	0
Ending Reserve	$2,781	$2,866	$4,185	$5,159	$5,059	$1,400
Non-Performing Assets						
Commercial & Industrial	777	1,025	1,520	3,070	866	683
Agriculture	0	0	0	0	0	0
Consumer	81	81	49	102	73	0
Real Estate	2,286	2,317	4,896	8,144	1,355	0
Other	324	341	376	411	0	0
Total Non-Accrual Loans	**$3,468**	**$3,764**	**$6,841**	**$11,727**	**$2,294**	**$683**
Commercial & Industrial	26	0	0	306	0	398
Agriculture	0	0	0	0	0	0
Consumer	102	6	100	2	23	158
Real Estate	323	239	435	1,087	1,377	1,011
Other	0	0	0	0	0	0
Total Loans Past Due 90+ Days	**$451**	**$245**	**$535**	**$1,395**	**$1,400**	**$1,567**
Restructured Loans / Securities	0	0	0	0	311	0
Other Real Estate Owned	333	613	697	1,226	687	918
Total Non-Performing Assets	**$4,252**	**$4,622**	**$8,073**	**$14,348**	**$4,692**	**$3,168**
Average Loans ($000's)	73,384	72,915	82,472	118,777	153,716	152,786
Ratios:						
Net Charge-Offs/Loan Loss Prov	*-1003%*	*357.99%*	*-253.9%*	*-98.04%*	*-55.52%*	*-107.8%*
Peer Average	-82.94%	-79.53%	-76.65%	-82.66%	-74.89%	-86.43%
Net Charge-Offs/Avg Loans (%)	*-1.38%*	*-1.41%*	*-1.95%*	*-4.22%*	*-2.97%*	*-0.37%*
Peer Average	-0.27%	-0.28%	-0.34%	-0.40%	-0.38%	-0.31%
Provision/Average Loans (x)	*0.14%*	*-0.39%*	*0.77%*	*4.30%*	*5.35%*	*0.35%*
Peer Average	0.33%	0.36%	0.44%	0.49%	0.51%	0.36%
Ending Reserve/Loans (%)	*3.80%*	*3.97%*	*5.80%*	*5.35%*	*3.49%*	*0.89%*
Peer Average	1.35%	1.36%	1.35%	1.31%	1.30%	1.31%
Nonaccrual Loans/Total Loans	*4.74%*	*5.21%*	*9.49%*	*12.16%*	*1.58%*	*0.43%*
Peer Average	0.78%	0.80%	0.84%	0.84%	0.67%	0.55%
Non-Perfor Assets/Loans+OREO	*5.78%*	*6.34%*	*11.09%*	*14.70%*	*3.23%*	*2.00%*
Peer Average	1.41%	1.45%	1.61%	1.67%	1.42%	1.28%
Non-Perfor Assets/Total Assets	*4.50%*	*4.80%*	*8.47%*	*11.07%*	*2.81%*	*1.77%*
Peer Average	0.89%	0.92%	1.01%	1.05%	0.91%	0.79%
Nonaccrual+90 days/LLR	*140.92%*	*139.88%*	*176.25%*	*254.35%*	*73.02%*	*160.71%*
Peer Average	75.66%	77.26%	84.98%	91.18%	79.86%	69.92%
Non-Perfor Assets/Equity+LLR	*40.85%*	*42.39%*	*65.38%*	*144.29%*	*31.60%*	*19.80%*
Peer Average	8.32%	8.59%	9.45%	10.08%	8.72%	7.75%

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Charge-offs have steadily declined since a high in 2001, but they were still high in the LTM period due to significant charge-offs in 4Q03. Through June 30, 2004, net charge-offs were $85 thousand.

Non-accrual loans are down about 70% from 2001, but non-accrual loans still represent 4.74% of total loans.

Although **Net Charge-offs to Average Loans** have improved, they are still well above the peer average. Cumulative net charge-offs between 2000 and 2003 represent 7.77% of loans outstanding at December 31, 1999.

Loan loss reserve stands at 3.80% of loans. First Southern could potentially extract the value of any excess reserve from an acquirer. However, with the high level of non-performing assets remaining, this may be difficult to negotiate.

Non-performing assets are elevated but trending in the right direction. Current level of non-performers adds significant incremental risk to an investment in First Southern and may discourage otherwise interested investors.

Schedule 3a
First Southern Bank
Loan Portfolio Quality

Loan Loss Reserve Components	1 Qtr Jun-04	2 Qtr Mar-04	3 Qtr Dec-03	4 Qtr Sep-03
Beginning Balance	2,850	2,866	3,766	3,693
Net Charge-Offs:				
Charge-Offs	(132)	(79)	(1,106)	(120)
Recoveries	63	63	206	92
Net Charge-Offs	(69)	(16)	(900)	(28)
Provision	0	0	0	101
Other Adjustments	0	0	0	0
Ending Reserve	$2,781	$2,850	$2,866	$3,766
Non-Performing Assets				
Commercial & Industrial	777	996	1,025	1,065
Agriculture	0	0	0	0
Consumer	81	80	81	81
Real Estate	2,286	1,863	2,317	2,468
Other	324	324	341	341
Total Non-Accrual Loans	**$3,468**	**$3,263**	**$3,764**	**$3,955**
Commercial & Industrial	26	0	0	47
Agriculture	0	0	0	0
Consumer	102	5	6	51
Real Estate	323	64	239	98
Other	0	21	0	0
Total Loans Past Due 90+ Days	**$451**	**$90**	**$245**	**$196**
Restructured Loans / Securities	0	0	0	0
Other Real Estate Owned	333	575	613	884
Total Non-Performing Assets	**$4,252**	**$3,928**	**$4,622**	**$5,035**
Average Loans ($000's)	73,271	73,094	73,711	73,458
Ratios:				
Net Charge-Offs/Loan Loss Prov	*na*	*na*	*na*	*-27.72%*
Peer Average	na	-74.44%	-90.92%	-91.67%
*Net Losses/Average Loans (%) **	*-0.38%*	*-0.09%*	*-4.88%*	*-0.15%*
Peer Average	na	-0.19%	-0.38%	-0.31%
*Provision/Average Loans (x) **	*0.00%*	*0.00%*	*0.00%*	*0.55%*
Peer Average	na	0.26%	0.42%	0.33%
Ending Reserve/Loans (%)	*3.80%*	*3.90%*	*3.97%*	*5.07%*
Peer Average	na	1.35%	1.36%	1.36%
Nonaccrual Loans/Total Loans	*4.74%*	*4.47%*	*5.21%*	*5.32%*
Peer Average	na	0.78%	0.80%	0.84%
Non-Perfor Assets/Loans+OREO	*5.78%*	*5.34%*	*6.34%*	*6.69%*
Peer Average	na	1.41%	1.45%	1.56%
Non-Perfor Assets/Total Assets	*4.50%*	*4.09%*	*4.80%*	*4.94%*
Peer Average	na	0.89%	0.92%	0.98%
Nonaccrual+90 days/LLR	*140.92%*	*117.65%*	*139.88%*	*110.22%*
Peer Average	na	75.66%	77.26%	83.40%
Non-Perfor Assets/Equity+LLR	*40.85%*	*35.84%*	*42.39%*	*41.77%*
Peer Average	na	8.32%	8.59%	9.21%

* Annualized

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Schedule 4
First Southern Bank
Liquid Asset Analysis

Liquid Assets	YTD 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	Growth Rates 1999-03
U.S. Treasury Securities	988	1,497	0	2,000	0	0	nm	nm
U.S. Agency Oblig (exclude MBS)	4,916	4,001	5,666	3,938	1,500	1,485	-29.4%	28.1%
GNMA, FNMA, FHLMC MBS	7,146	6,900	5,515	3,230	3,367	3,527	25.1%	18.3%
FNMA & FHLMC CMOs/REMICs	185	313	4,301	5,900	0	0	-92.7%	nm
Other MBS and CMOs/REMICs	0	0	0	0	0	0	nm	nm
State & Political Obligations	0	0	0	0	0	0	nm	nm
Equity Securities	0	0	0	0	1,866	1,685	nm	nm
Other	0	0	0	1,021	2,997	2,923	nm	nm
Total Securities	13,235	12,711	15,482	16,089	9,730	9,620	-17.9%	7.2%
Trading Account Securities	0	0	0	0	0	0	nm	nm
Fed Funds Sold & CD's	3,844	5,818	2,574	9,786	521	201	126.0%	132.0%
Total Liquid Earning Assets	17,079	18,529	18,056	25,875	10,251	9,821	2.6%	17.2%
Cash & Due from Banks	3,102	4,282	4,443	4,444	6,937	5,672	-3.6%	-6.8%
Total Liquid Assets	20,181	22,811	22,499	30,319	17,188	15,493	1.4%	10.2%
Less: Non-Core Funding Sources	(14,993)	(15,169)	(15,846)	(22,351)	(45,255)	(56,895)	nm	nm
Net Liquid Assets	5,188	7,642	6,653	7,968	(28,067)	(41,402)	14.9%	nm
Unrealized Gain/(Loss) in Portfolio	0	0	0	49	(15)	(237)	nm	nm
Adjusted Net Liquid Assets	$5,188	$7,642	$6,653	$8,017	($28,082)	($41,639)	14.9%	nm

Securities Portfolio Memorandum:

Held-to-Maturity (Market Value)	0	0	0	3,279	3,352	3,290
Held-to-Maturity (Cost Basis)	0	0	0	3,230	3,367	3,527
Unrealized Gain/(Loss) in Port.	0	0	0	49	(15)	(237)
% of Held-to-Maturity Portfolio	***0.0%***	***0.0%***	***0.0%***	***1.5%***	***-0.4%***	***-6.7%***
Peer Average	2.2%	1.6%	2.7%	1.5%	0.2%	-1.3%
Available-for-Sale (Market Value)	13,235	12,711	15,482	12,859	6,363	6,093
Available-for-Sale (Cost Basis)	13,448	12,783	15,368	13,042	6,429	6,266
Recognized Gain/(Loss) in Port.	(213)	(72)	114	(183)	(66)	(173)
% of Avail for Sale Portfolio	***-1.58%***	***-0.56%***	***0.74%***	***-1.40%***	***-1.03%***	***-2.76%***
Peer Average	1.67%	1.03%	2.47%	1.13%	0.04%	-2.33%

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Schedule 5
First Southern Bank
Liquid Assets as a Percentage of Total Assets

Liquid Assets	YTD 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	YTD Peer Average
U.S. Treasury Securities	1.0%	1.6%	0.0%	1.5%	0.0%	0.0%	0.9%
U.S. Agency Oblig (exclude MBS)	5.2%	4.2%	5.9%	3.0%	0.9%	0.8%	10.6%
GNMA, FNMA, FHLMC MBS	7.6%	7.2%	5.8%	2.5%	2.0%	2.0%	4.3%
FNMA & FHLMC CMOs/REMICs	0.2%	0.3%	4.5%	4.6%	0.0%	0.0%	1.5%
Other MBS and CMOs/REMICs	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
State & Political Obligations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	4.7%
Equity Securities	0.0%	0.0%	0.0%	0.0%	1.1%	0.9%	0.2%
Other	0.0%	0.0%	0.0%	0.8%	1.8%	1.6%	0.7%
Total Securities	14.0%	13.2%	16.2%	12.4%	5.8%	5.4%	23.1%
Trading Account Securities	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fed Funds Sold & CD's	4.1%	6.0%	2.7%	7.5%	0.3%	0.1%	5.9%
Total Liquid Earning Assets	18.1%	19.2%	19.0%	20.0%	6.1%	5.5%	29.0%
Cash & Due from Banks	3.3%	4.4%	4.7%	3.4%	4.1%	3.2%	3.7%
Total Liquid Assets	21.4%	23.7%	23.6%	23.4%	10.3%	8.7%	32.7%
Less: Non-Core Funding Sources	-15.9%	-15.8%	-16.6%	-17.2%	-27.1%	-31.8%	-16.3%
Net Liquid Assets	5.5%	7.9%	7.0%	6.1%	-16.8%	-23.2%	16.4%
Gain/(Loss) in Portfolio	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
Adjusted Net Liquid Assets	**5.5%**	**7.9%**	**7.0%**	**6.2%**	**-16.8%**	**-23.3%**	**16.5%**

Overall liquidity has improved since the divestiture of the branch. Liquidity at 6/30/04was down slightly from year end 2003.

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Schedule 6
First Southern Bank
Deposit Base Composition

Deposit Category	YTD 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	Growth Rates 1999-03
Total Demand Deposits	7,763	9,340	4,464	6,057	7,488	5,703	109.2%	13.1%
Regular Savings/Other	10,610	10,970	10,556	14,963	15,444	16,883	3.9%	-10.2%
MMDA & NOW Accounts	15,423	12,514	11,317	15,470	15,210	16,073	10.6%	-6.1%
Time Deposits Under $100,000	37,876	40,052	44,747	65,873	73,633	67,868	-10.5%	-12.4%
Time Deposits Over $100,000	9,354	9,453	10,108	16,489	19,741	21,631	-6.5%	-18.7%
Total Deposits	**81,026**	**82,329**	**81,192**	**118,852**	**131,516**	**128,158**	**1.4%**	**-10.5%**
Less: Time Deposits > $100,000	9,354	9,453	10,108	16,489	19,741	21,631	-6.5%	-18.7%
Less: Brokered CDs < $100,000	0	0	0	0	0	0	nm	nm
Total Core Deposits	$71,672	$72,876	$71,084	$102,363	$111,775	$106,527	2.5%	-9.1%
Memo: Total Brokered Deposits	0	0	0	0	0	0		
Government Deposits	100	100	100	100	406	3,347		

Schedule 7
Deposit Percentage Composition

Deposit Category	YTD 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average
Demand Deposits	9.6%	11.3%	5.5%	5.1%	5.7%	4.4%	16.7%
Regular Savings	13.1%	13.3%	13.0%	12.6%	11.7%	13.2%	12.4%
MMDA & NOW Accounts	19.0%	15.2%	13.9%	13.0%	11.6%	12.5%	27.9%
Time Deposits Under $100,000	46.7%	48.6%	55.1%	55.4%	56.0%	53.0%	29.6%
Time Deposits Over $100,000	11.5%	11.5%	12.4%	13.9%	15.0%	16.9%	13.4%
TOTAL DEPOSITS	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Perhaps attributable to its thrift roots, the Bank has a much larger portion of Time Deposits under $100K than the peer group, but a much smaller portion of MMDA and NOW accounts than the peer group.

Schedule 8
Non-Core Funding Analysis

Category	YTD 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Time Deposits Over $100,000	9,354	9,453	10,108	16,489	19,741	21,631
Brokered CDs < $100,000	0	0	0	0	0	0
Fed Funds Purchased & Repos	0	0	0	0	0	0
Other Borrowings + TT&Ls + BAs	5,639	5,716	5,738	5,862	25,514	1,487
Total Non-Core Funds	$14,993	$15,169	$15,846	$22,351	$45,255	$56,895
Non-Core Funds/Total Assets	***15.9%***	***15.8%***	***16.6%***	***17.2%***	***27.1%***	***31.8%***
Peer Group	16.3%	15.9%	15.9%	16.1%	16.3%	15.2%
Non-Core Funds/Total Loans	***20.5%***	***21.0%***	***22.0%***	***23.2%***	***31.3%***	***36.2%***
Peer Group	25.7%	25.3%	25.3%	25.8%	25.5%	24.5%

Non-Core Funds provide about the same portion of funding for that Bank as for the peer group. This is an improvement from earlier periods.

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Schedule 9
First Southern Bank
Non-Interest Income and Expenses

Non-Interest Income	LTM 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Growth Rates 2002-03	1999-03	Peer Average
Fiduciary Activities	0	0	0	0	0	0	nm	nm	
Service Charges	203	182	174	185	253	228	4.6%	-5.5%	
Trading Revenue	0	0	0	0	0	0	nm	nm	
Other Fee Income	12	11	10	17	125	117	10.0%	-44.6%	
Other Noninterest Income	43	200	1,875	(624)	106	200	-89.3%	0.0%	
Total Non-Interest Income	**$258**	**$393**	**$2,059**	**($422)**	**$484**	**$545**	**-80.9%**	**-7.8%**	
Non-Interest Expenses									
Personnel	2,037	1,984	2,307	2,313	2,635	2,685	-14.0%	-7.3%	
Occupancy	446	482	566	707	711	687	-14.8%	-8.5%	
Other	1,470	1,441	1,685	3,135	1,674	1,600	-14.5%	-2.6%	
Non-Interest Expenses	**$3,953**	**$3,907**	**$4,558**	**$6,155**	**$5,020**	**$4,972**	**-14.3%**	**-5.8%**	
Non-Interest Expenses/Avg Assets									
Personnel	2.12%	2.07%	1.99%	1.57%	1.50%	1.51%	3.8%	8.1%	1.88%
Occupancy	0.46%	0.50%	0.49%	0.48%	0.40%	0.39%	2.8%	6.7%	0.52%
Other	1.53%	1.50%	1.45%	2.13%	0.95%	0.90%	3.2%	13.6%	1.10%
Non-Interest Expenses	**4.11%**	**4.07%**	**3.93%**	**4.18%**	**2.85%**	**2.80%**	**3.5%**	**9.7%**	**3.49%**
Net Non-Interest Expense	$3,695	$3,514	$2,499	$6,577	$4,536	$4,427	40.6%	-5.6%	
Net NIE/Average Assets	3.84%	3.66%	2.16%	4.46%	2.58%	2.50%			
Fee Income/Non-Interest Expense	***6.5%***	***10.1%***	***45.2%***	***-6.9%***	***9.6%***	***11.0%***			
Personnel Expense Analysis									
Average Assets ($000)	96,136	96,074	115,955	147,341	175,965	177,343			
Full-Time Equivalent Employees	44	44	43	55	69	69			
Peer Equivalent FTEs	42	42	53	70	87	91			
FTE Differential	2	2	(10)	(15)	(18)	(22)			
Avg Assets/Employee ($000)	***2,185***	***2,184***	***2,697***	***2,679***	***2,550***	***2,570***			
Peer Average	2,285	2,263	2,185	2,105	2,018	1,958			
Personnel Expense/Employee	***46,295***	***45,091***	***53,651***	***42,055***	***38,188***	***38,913***			
Peer Average	42,876	42,236	40,520	38,713	37,003	35,816			
Fee Income/Employee	***5,864***	***8,932***	***47,884***	***(7,673)***	***7,014***	***7,899***			
Peer Average	20,312	20,199	19,078	17,178	16,028	15,294			
AGI/Employee	***83,364***	***86,477***	***129,744***	***66,891***	***102,870***	***112,261***			
Peer Average	113,145	111,774	110,599	103,709	103,717	99,283			

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Schedule 10
First Southern Bank
Operating Expense as a Percentage of Adjusted Gross Income

	LTM 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999	Peer Average
Net Interest Income	92.97%	89.67%	63.09%	111.47%	93.18%	92.96%	82.05%
Fee Income	7.03%	10.33%	36.91%	-11.47%	6.82%	7.04%	17.95%
Adjusted Gross Income (Sales)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.0%
Non-Interest Expenses:							
Personnel	55.53%	52.14%	41.35%	62.87%	37.12%	34.66%	37.89%
Occupancy	12.16%	12.67%	10.15%	19.22%	10.02%	8.87%	10.47%
Other	40.08%	37.87%	30.20%	85.21%	23.58%	20.66%	22.14%
Non-Int Operating Expense	*107.77%*	*102.68%*	*81.70%*	*167.30%*	*70.72%*	*64.19%*	*70.50%*
(Efficiency Ratio)							
Operating Income	-7.77%	-2.68%	18.30%	-67.30%	29.28%	35.81%	29.50%
Securities Transactions	0.03%	1.45%	2.08%	-0.16%	0.00%	0.00%	0.79%
Loan Loss Provision	2.75%	-7.57%	11.35%	138.84%	115.89%	6.82%	4.14%
Pre-Tax Income (FTE)	-10.50%	6.33%	9.03%	-206.31%	-86.62%	29.00%	26.14%

As previously discussed, the Bank has lower fee income than the peer banks, so **Fee Income as a % of Sales** is lower than the peer group's.

Non-Interest Operating Expenses are much higher as a percent of sales for the Bank. The Bank's **efficiency ratio** is clearly not sustainable.

Schedule 11
Historical Return on Average Equity

	Percent of Average Assets						
Components of ROAE	LTM 6/30/04	2003	2002	2001	2000	1999	Peer Average
Basic Operating Income (FTE)	-0.30%	-0.11%	0.88%	-1.68%	1.18%	1.56%	1.46%
+ Securities Transactions	0.00%	0.06%	0.10%	0.00%	0.00%	0.00%	0.04%
- Loan Loss Provision	-0.11%	0.30%	-0.55%	-3.47%	-4.67%	-0.30%	-0.21%
- FTE Adjustment	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	-0.10%
- Taxes	0.00%	-0.01%	-0.05%	-1.08%	1.37%	-0.49%	-0.23%
+ Net Extraordinary Items	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
= Return on Average Assets	***-0.40%***	***0.25%***	***0.39%***	***-6.23%***	***-2.12%***	***0.78%***	***0.97%***
x Avg. Assets/Avg. Equity	11.85	11.52	15.74	16.44	13.50	10.86	10.20
= Return on Average Equity	*-4.75%*	*2.83%*	*6.11%*	*-102.4%*	*-28.63%*	*8.42%*	*9.86%*
Peer Group ROAE	9.86%	9.89%	10.82%	9.79%	10.79%	10.75%	

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Schedule 12
First Southern Bank
Reconciliation of Equity ($ Thousands)

	YTD 6/30/04	FY 2003	FY 2002	FY 2001	FY 2000	FY 1999
Beginning Equity Capital	8,038	8,163	4,785	9,789	14,601	17,512
Net Income	(137)	236	450	(9,179)	(3,733)	1,375
Net Sale or Purchase of Stock						
- Preferred Stock	0	0	0	0	0	0
- Common Stock	0	0	0	69	357	378
Cash Dividends, Preferred Stock	0	0	0	0	0	0
Cash Dividends, Common Stock	0	(250)	(200)	0	(1,500)	(4,550)
Correction of Accounting Error	(133)	0	0	0	0	0
Other Comprehensive Income	(141)	(186)	297	(144)	64	(114)
Other Transactions w/Parent HC	0	0	1,000	4,250	0	0
Change Due to Business Comb.	0	0	0	0	0	0
Combinations / Other Adjustments	0	75	1,831	0	0	0
Ending Equity Capital	**$7,627**	**$8,038**	**$8,163**	**$4,785**	**$9,789**	**$14,601**

<==== must be updated every quarter

Peer Data is UBPR Group #8: Banks with assets between $50-$100 million and 3 or more banking offices in a metro area at 3/31/04 (440 banks).

Pro forma analysis

Base company:

Contents

I. Summary charts and table

Global Assumptions

Buyer:	Consideration: 100% Stock; Purchase
Current stock price: $8.750	Cost savings: 5.0%
Projected (2005) EPS: $0.09	Deal expenses: 1.0%
Deal pricing: Solve for market premium of 12.5%	Opportunity cost of cash: 6.0%
Transaction closing date: Current	

Incremental Accretion


FSTH
-1,025.77%
-1,500.00%
-1,000.00%
-500.00%
0.00%

Capacity to Pay


FSTH
$2.25
$2.00
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
Stock Price
Deal Price

I. Summary charts and table

Global Assumptions

Buyer:	Consideration: 100% Stock; Purchase
Current stock price: $8.750	Cost savings: 5.0%
Projected (2005) EPS: $0.09	Deal expenses: 1.0%
Deal pricing: Solve for market premium of 12.5%	Opportunity cost of cash: 6.0%
Transaction closing date: Current	

Target	Price under specified parameters	Seller market premium	Implied price/Proj (Year 1) EPS	Implied price/LTM EPS	Implied price/TBV	Proforma tang. eq./tang. assets
♦ First Southern Bancshares, Inc.	$2.25	12.5%	N/M	-7.5x	304.1%	5.52%

♦ Global assumptions have been modified for this deal.

II. Company Statistics

Company	City	State	Total assets	Market cap	Leverage ratio	LTM core ROAE	Current stock price	Price/LTM EPS
First Southern Bancshares, Inc.	Florence	AL	$96,698	$2,513	0.96%	-66.73%	$2.000	N/Ax

III. Buyer's perspective: Key ratios

Global Assumptions

Buyer:	Consideration: 100% Stock; Purchase
Current stock price: $8.750	Cost savings: 5.0%
Projected (2005) EPS: $0.09	Deal expenses: 1.0%
Deal pricing: Solve for market premium of 12.5%	Opportunity cost of cash: 6.0%
Transaction closing date: Current	

	Target	Price under specified parameters	Effective exchange ratio	Buyer's incremental EPS accretion	Buyer's effective EPS accretion	Buyer's effective TBV accretion	Proforma tang. eq./tang. assets
♦	First Southern Bancshares, Inc.	$2.25	0.257	-1,025.77%	-122.56%	-13.76%	5.52%

♦ Global assumptions have been modified for this deal.

IV. Buyer's perspective: Cash earnings

Global Assumptions

Buyer:

Current stock price: $8.750

Projected (2005) EPS: $0.09

Deal pricing: Solve for market premium of 12.5%

Transaction closing date: Current

Consideration: 100% Stock; Purchase

Cost savings: 5.0%

Deal expenses: 1.0%

Opportunity cost of cash: 6.0%

	Target	Price under specified parameters	Effective exchange ratio	Buyer's incremental cash EPS accretion	Buyer's effective cash EPS accretion	Proforma tang. eq./tang. assets	Buyer's pro forma ownership
♦	First Southern Bancshares, Inc.	$2.25	0.257	-82.94%	-10.16%	5.52%	88.08%

♦ Global assumptions have been modified for this deal.

V. Seller's perspective: Key ratios

Global Assumptions

Buyer:	Consideration: 100% Stock; Purchase
Current stock price: $8.750	Cost savings: 5.0%
Projected (2005) EPS: $0.09	Deal expenses: 1.0%
Deal pricing: Solve for market premium of 12.5%	Opportunity cost of cash: 6.0%
Transaction closing date: Current	

Target	Price under specified parameters	Effective exchange ratio	Target's pro-forma ownership	Seller's EPS accretion	Seller's TBV accretion	Seller's dividend accretion
♦ First Southern Bancshares, Inc.	$2.25	0.257	11.9%	N/M	111.87%	N/M

♦ Global assumptions have been modified for this deal.

VI. Detailed company analysis: Individual deal summary

Specific Deal Assumptions

Buyer:	Target: First Southern Bancshares, Inc.
Current stock price: $8.750	Current stock price: $2.000
Consideration: 100% Stock; Purchase	Exchange ratio: 0.257
Restructuring / Deal expenses: (1.0%); $28	Deal value (M): $2.8
Goodwill (M): $3.0	Aggregate deal value (M): $2.9
Cost savings: 5.00%	Calculated deal price: $2.25
Deal pricing: Solve for targeted premium of 12.5%	Transaction closing date: Current

Pricing Multiples

Premium to market: 12.5%	Price / Book value: 628.4%
Price / LTM EPS: -7.5x	Price / Tangible book value: 304.1%
Price / 2005 Est. EPS: N/M	Deposit premium: 2.9%
Price / 2006 Est. EPS: N/M	Price / Deposits: 3.5%

Dollars in thousands except for per share data		First Southern Bancshares, Inc.	Acquisition adjustments	Pro forma	Accretion/Dilution
2005 estimated earnings per share	$0.09	$0.00		-$0.07	-176.01%
Diluted shares outstanding	2,387,435	1,256,715		2,710,591	
Projected 2005 net income	$204	$0	$(380)	$(176)	
Income required to break even				$408	
Revenue enhancements (0.0%)				$0	
Cost savings expected (5.0%)				$124	
Pro forma net income				$-52	
Pro forma EPS				$-0.02	-122.56%
Data as of:	3/31/04	3/31/04			
Total assets	$210,741	$95,164		$314,790	
Total deposits	$154,693	$81,470		$236,163	
Tangible equity	$16,901	$450		$16,546	
Tangible capital ratio	8.45%	1.08%		5.52%	
Tier I leverage ratio	8.12%	1.03%		7.45%	
Book value	$7.57	$0.36		$7.66	1.20%
Tangible book value	$7.07	$0.74		$6.10	-13.76%
Book value recapture period (yrs)				4.83	
Return on assets (projected 2005)	0.10%	N/M		-0.02%	
Return on equity (projected 2005)	1.13%	N/M		-0.25%	

VI. Detailed company analysis: Proforma map

Specific Deal Assumptions

Buyer:	Target: First Southern Bancshares, Inc.
Current stock price: $8.750	Current stock price: $2.000
Projected (2005) EPS: $0.09	Projected (2005) EPS: $0.00
Consideration: 100% Stock; Purchase	Cost savings: 5.0%
Deal pricing: Solve for targeted premium of 12.5%	Deal expenses: 1.0%
Transaction closing date: Current	Calculated deal price: $2.25
Opportunity cost of capital: 6.0%	

Pro forma information

Total assets	$314,790
Total deposits	$236,163
Tangible equity / Tang. assets	5.52%
Tier I leverage ratio	7.45%
EPS	-$0.02
EPS accretion	-122.56%
TBV	$6.10
TBV accretion	-13.76%

Overlapping states	1
Overlapping counties	0
Overlapping cities	0
Acquired states	0
Acquired counties	2
Acquired cities	4

VI. Detailed company analysis: Balance sheet reconciliation

Specific Deal Assumptions

Buyer:	Target: First Southern Bancshares, Inc.
Current stock price: $8.750	Current stock price: $2.000
Projected (2005) EPS: $0.09	Projected (2005) EPS: $0.00
Consideration: 100% Stock; Purchase	Cost savings: 5.0%
Deal pricing: Solve for targeted premium of 12.5%	Deal expenses: 1.0%
Transaction closing date: Current	Calculated deal price: $2.25
Opportunity cost of capital: 6.0%	

Dollars in thousands except for per share data		First Southern Bancshares, Inc.	Mark and Net financing adjustments	Pro forma adjusted
	3/31/04	3/31/04		
ASSETS				
Cash	$8,628	$9,386	$0	$18,014
Securities	25,701	13,235	5,837	44,773
Net loans	146,503	70,392	0	216,895
Intangibles				
Goodwill	1,192	0	1,358	2,550
Core deposit intangibles	0	0	1,690	1,690
OREO	1,463	575	0	2,038
Deferred tax asset	0	0	(0)	0
Other assets	27,254	1,576	0	28,830
TOTAL ASSETS	$210,741	$95,164	$8,885	$314,790
LIABILITIES				
Deposits	$154,693	$81,470	$0	$236,163
Borrowings	27,125	13,098	0	40,223
Trust preferred securities	$0	$0	$6,000	$6,000
Deferred tax liability	0	0	642	642
Other liabilities	843	605	0	1,448
TOTAL LIABILITIES	$182,661	$95,173	$6,642	$284,476
MEZZANINE				
Other mezzanine items	0	598	0	598
TOTAL MEZZANINE	$0	$598	$0	$598
EQUITY	$18,093	$450	$2,243	$20,786
TOTAL LIABILITIES AND EQUITY	$210,741	$95,164	$8,885	$314,790

VI. Detailed company analysis: Income statement reconciliation

Specific Deal Assumptions

Buyer:	Target: First Southern Bancshares, Inc.
Current stock price: $8.750	Current stock price: $2.000
Projected (2005) EPS: $0.09	Projected (2005) EPS: $0.00
Consideration: 100% Stock; Purchase	Cost savings: 5.0%
Deal pricing: Solve for targeted premium of 12.5%	Deal expenses: 1.0%
Transaction closing date: Current	Calculated deal price: $2.25
Opportunity cost of capital: 6.0%	

Dollars in thousands except for per share data

CALCULATION OF EARNINGS IMPACT	Adjustments	Pro forma
Projected net income buyer		$204
Projected net income seller		$0
Revenue enhancements (after tax)	$0	
Net cost savings (after tax)	$124	
Reversal of seller's intangible asset amortization	$0	
Goodwill amortization	$0	
CDI amortization	$(262)	
Other restructuring impact	$(1)	
Other transaction adjustment	$0	
Alternative funding adjustments	$(117)	
Total adjustments	$(256)	$(256)
PRO FORMA NET INCOME		$(52)

SHARE RECONCILIATION	Stand alone	Pro forma
Current diluted shares buyer	2,387,435	2,387,435
Transactional diluted shares seller	1,256,715	–
Exchange shares issued to target	–	323,155
PRO FORMA DILUTED SHARES		2,710,591

EARNINGS PER SHARE	
Per share impact of combined net income (Yr1)	$0.08
Total restructuring impact per share	-0.09
PRO FORMA EARNINGS PER SHARE	$-0.02
PRO FORMA INCREMENTAL EARNINGS PER SHARE	$-0.79

Buyer's EPS accretion	-122.56%
Buyer's incremental EPS accretion	-1,025.77%

Specific Deal Assumptions

Buyer:	Target: First Southern Bancshares, Inc.
Current stock price: $8.750	Current stock price: $2.000
Projected (2005) EPS: $0.09	Projected (2005) EPS: $0.00
Consideration: 100% Stock; Purchase	Cost savings: 5.0%
Deal pricing: Solve for targeted premium of 12.5%	Deal expenses: 1.0%
Transaction closing date: Current	Calculated deal price: $2.25
Opportunity cost of capital: 6.0%	

Data in ($000) unless otherwise indicated	FY2005	FY2006	FY2007	FY2008	FY2009
Net income buyer	$204	$218	$233	$250	$267
Net income target	$0	$0	$0	$0	$0
Unadjusted income	204	218	233	250	267
Revenue enhancements (after tax)	0	0	0	0	0
Net cost savings (after tax)	124	141	148	155	163
Reversal of seller's intangible asset amortization	0	0	0	0	0
Goodwill amortization	0	0	0	0	0
Core deposit intangible	(262)	(225)	(187)	(150)	(112)
Other restructuring impact	(1)	(1)	(1)	(2)	(2)
Other transaction adjustment	0	0	0	0	0
Alternative funding adjustments	(117)	(114)	(110)	(107)	(103)
Total adjustments	(256)	(199)	(151)	(103)	(54)
PRO FORMA NET INCOME	-$52	$19	$82	$147	$213
PRO FORMA DILUTED SHARES	2,710,591	2,710,591	2,710,591	2,710,591	2,710,591
Pro forma EPS	-$0.02	$0.01	$0.03	$0.05	$0.08
Pro forma cash EPS	$0.10	$0.11	$0.12	$0.13	$0.14
Buyer's stand alone EPS	$0.09	$0.09	$0.10	$0.10	$0.11
Buyer's stand alone cash EPS	$0.11	$0.11	$0.12	$0.13	$0.13
Buyer's EPS accretion	-122.56%	-92.21%	-69.00%	-48.33%	-29.97%
Buyer's incremental EPS accretion	-1025.77%	-771.19%	-576.52%	-403.12%	-249.07%
Buyer's cash EPS accretion	-10.16%	-3.66%	-0.90%	1.66%	4.03%
Buyer's cash incremental EPS accretion	-82.94%	-28.45%	-5.28%	16.20%	36.05%
Seller's EPS accretion	NaN	NaN	NaN	NaN	NaN
Seller's cash EPS accretion	-10.16%	-3.66%	-0.90%	1.66%	4.03%

VI. Detailed company analysis: Data table (Default): Sensitivity analysis

Specific Deal Assumptions

Buyer:	Target: First Southern Bancshares, Inc.
Current stock price: $8.750	Current stock price: $2.000
Projected (2005) EPS: $0.09	Projected (2005) EPS: $0.00
Consideration: 100% Stock; Purchase	Cost savings: 5.0%
Deal pricing: Solve for targeted premium of 12.5%	Deal expenses: 1.0%
Transaction closing date: Current	Calculated deal price: $2.25
Opportunity cost of capital: 6.0%	

Results: EPS accretion for period for period FY-2005

Pricing ranges												
Aggregate deal price (M)		$2.0	$2.2	$2.3	$2.5	$2.7	$2.9	$3.0	$3.2	$3.4	$3.5	$3.7
Premium to market(%)		-21.25%	-14.50%	-7.75%	-1.00%	5.75%	12.50%	19.25%	26.00%	32.75%	39.50%	46.25%
		Deal price ($)										
		$1.58	$1.71	$1.84	$1.98	$2.11	$2.25	$2.38	$2.52	$2.66	$2.79	$2.92
	0.00%	-158.18%	-168.39%	-177.57%	-177.04%	-176.52%	-176.01%	-175.50%	-175.00%	-174.51%	-174.02%	-173.54%
	5.00%	-102.75%	-113.37%	-122.96%	-122.82%	-122.69%	-122.56%	-122.44%	-122.31%	-122.19%	-122.06%	-121.94%
	10.00%	-47.33%	-58.35%	-68.34%	-68.61%	-68.87%	-69.12%	-69.37%	-69.62%	-69.87%	-70.11%	-70.35%
	15.00%	8.10%	-3.34%	-13.73%	-14.39%	-15.04%	-15.68%	-16.31%	-16.93%	-17.55%	-18.15%	-18.75%
	20.00%	63.52%	51.68%	40.88%	39.83%	38.79%	37.76%	36.75%	35.75%	34.77%	33.80%	32.85%
	25.00%	118.95%	106.69%	95.50%	94.05%	92.62%	91.20%	89.81%	88.44%	87.09%	85.76%	84.44%
	30.00%	174.37%	161.71%	150.11%	148.26%	146.44%	144.65%	142.88%	141.13%	139.41%	137.71%	136.04%
Cost savings (%)	35.00%	229.79%	216.73%	204.73%	202.48%	200.27%	198.09%	195.94%	193.82%	191.73%	189.67%	187.64%
	40.00%	285.22%	271.74%	259.34%	256.70%	254.10%	251.53%	249.00%	246.51%	244.05%	241.63%	239.23%
	45.00%	340.64%	326.76%	313.95%	310.92%	307.92%	304.97%	302.06%	299.20%	296.37%	293.58%	290.83%
	50.00%	396.07%	381.78%	368.57%	365.14%	361.75%	358.42%	355.13%	351.89%	348.69%	345.54%	342.43%
	55.00%	451.49%	436.79%	423.18%	419.35%	415.58%	411.86%	408.19%	404.57%	401.01%	397.49%	394.02%
	60.00%	506.92%	491.81%	477.80%	473.57%	469.41%	465.30%	461.25%	457.26%	453.33%	449.45%	445.62%
	65.00%	562.34%	546.82%	532.41%	527.79%	523.23%	518.74%	514.31%	509.95%	505.65%	501.40%	497.22%
	70.00%	617.77%	601.84%	587.03%	582.01%	577.06%	572.18%	567.38%	562.64%	557.97%	553.36%	548.81%
	75.00%	673.19%	656.66%	641.64%	636.22%	630.89%	625.63%	620.44%	615.33%	610.29%	605.31%	600.41%

VI. Detailed company analysis: Contribution analysis

Specific Deal Assumptions

Buyer:	Target: First Southern Bancshares, Inc.
Current stock price: $8.750	Current stock price: $2.000
Projected (2005) EPS: $0.09	Projected (2005) EPS: $0.00
Consideration: 100% Stock; Purchase	Cost savings: 5.0%
Deal pricing: Solve for targeted premium of 12.5%	Deal expenses: 1.0%
Transaction closing date: Current	Calculated deal price: $2.25
Opportunity cost of capital: 6.0%	

Dollars in thousands except for per share data	3/31/04	First Southern Bancshares, Inc. 3/31/04	Pro forma adjusted	Buyer percent of total	Seller percent of total
ASSETS					
Cash	$8,628	$9,386	$18,014	47.90%	52.10%
Securities	25,701	13,235	44,773	66.01%	33.99%
Net loans	146,503	70,392	216,895	67.55%	32.45%
Intangibles					
Goodwill	1,192	0	2,550	46.74%	53.26%
Core deposit intangibles	0	0	1,690	0.00%	100.00%
OREO	1,463	575	2,038	71.79%	28.21%
Other assets	27,254	1,576	28,830	94.53%	5.47%
TOTAL ASSETS	$210,741	$95,164	$314,790	68.89%	31.11%
LIABILITIES					
Deposits	$154,693	$81,470	$236,163	65.50%	34.50%
Borrowings	27,125	13,098	40,223	67.44%	32.56%
Trust preferred securities	0	0	6,000	0.00%	100.00%
Other liabilities	843	605	2,090	40.33%	59.67%
TOTAL LIABILITIES	$182,661	$95,173	$284,476	64.21%	33.46%
MEZZANINE					
Mezzanine items	$0	$598	$598	0.00%	100.00%
TOTAL MEZZANINE ITEMS	$0	$598	$598	0.00%	100.00%
EQUITY	$18,093	$450	$20,786	87.05%	12.95%
TOTAL LIABILITIES AND EQUITY	$210,741	$95,164	$314,790	68.89%	31.11%
LTM net income	$382	$-408	–	-1,469.23%	1,569.23%
Projected net income	$204	$0	$-52	-389.14%	-0.00%
Projected earnings per share	$0.09	$0.00	$-0.02	-443.19%	543.19%
Projected market capitalization	$20,917	$2,828	$ 23,744	88.09%	11.91%

VI. Detailed company analysis: Contribution analysis: Pie Charts



Securities
66.01%
33.99%
First Southern Bancshares, Inc.



Net Loans
67.55%
32.45%
First Southern Bancshares, Inc.



Total Assets
68.89%
31.11%
First Southern Bancshares, Inc.



Deposits
65.50%
34.50%
First Southern Bancshares, Inc.



Borrowings
67.44%
32.56%
First Southern Bancshares, Inc.



Equity
87.05%
12.95%
First Southern Bancshares, Inc.

VI. Detailed company analysis: Contribution analysis: Pie Charts


LTM Net Income
First Southern Bancshares, Inc.


Projected Net Income
First Southern Bancshares, Inc.
Cost Savings

VI. Detailed company analysis: Effective deal price over time

Specific Deal Assumptions

Buyer: :	Target: First Southern Bancshares, Inc.
Current stock price: $8.750	Current stock price: $2.000
Projected (2005) EPS: $0.09	Projected (2005) EPS: $0.00
Consideration: 100% Stock; Purchase	Cost savings: 5.0%
Deal pricing: Solve for targeted premium of 12.5%	Deal expenses: 1.0%
Transaction closing date: Current	Calculated deal price: $2.25
Opportunity cost of capital: 6.0%	

Current Exchange Ratio: 0.257



$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
8/11/04
Effective Deal Price
First Southern Bancshares, Inc.

VII. Data Verification

Data as of 3/31/04
Data in ($000) except for per share data

Required data	Total equity	18,093	Shares outstanding	2,390,521
	Current stock price	8.750	*Projected (2005) EPS*	0.086black
Other data	Booked goodwill	1,192	Trust preferred securities	0
	Core deposit intangibles	0	Total assets ($)	210,741
	Securities:	25,701	Net unrealized gain:	155
	Unallocated shares of benefit plan:	35,145	Other common stock equiv.	0
	Options	150,010	Weighted average strike ($)	6.880
	Net Income	204	Avg. dil. shares(For net income only)	2,380,058
	Non-interest income 2005	3,000	Amortization of intangible assets	48
	Non-interest expense 2005	7,000	Core retail deposits	58,138

VII. Data Verification

Data in ($000) except for per share data

		Mark-to-market adjustment	FY2005	FY2006	FY2007	FY2008	FY2009
Mark-to-market data	Securities	0	0	0	0	0	0
	Loans	0	0	0	0	0	0
	Other assets	0	0	0	0	0	0
	Deposits	0	0	0	0	0	0
	Borrowings	0	0	0	0	0	0
	Total adjustments	0	0	0	0	0	0

		FY2005	FY2006	FY2007	FY2008	FY2009
Projected data	Non-interest income	3,000	2,959	3,107	3,262	3,426
	Amortization of intangible assets	48	48	48	48	48
	Non-interest expense 2005	7,000	7,448	7,821	8,212	8,623
	Net income	204	218	233	250	267
	Diluted shares outstanding	2,380,058	2,380,058	2,380,058	2,380,058	2,380,058
	Projected EPS ($)	0.086	0.092	0.098	0.105	0.112
	Actual shares outstanding	2,390,521	2,390,521	2,390,521	2,390,521	2,390,521
	Unallocated shares of benefit plan	35,145	35,145	35,145	35,145	35,145
	Stock price	8.750	8.750	8.750	8.750	8.750
	Total options outstanding	150,010	150,010	150,010	150,010	150,010
	Weighted average strike price	6.880	6.880	6.880	6.880	6.880
	Calculated dilution of options	32,059	32,059	32,059	32,059	32,059
	Other common stock equivalents	0	0	0	0	0
	Diluted shares calculated	2,387,435	2,387,435	2,387,435	2,387,435	2,387,435

VII. Data Verification

First Southern Bancshares, Inc.
Data as of 3/31/04
Data in ($000) except for per share data

Required data	Total equity	450	Shares outstanding	1,256,715
	Current stock price	2.000	Projected (2005) EPS	0.000
Other data	Booked goodwill	0	Trust preferred securities	0
	Core deposit intangibles	0	Total assets ($)	95,164
	Securities:	13,235	Net unrealized gain:	-213
	Unallocated shares of benefit plan:	0	Other common stock equiv.	0
	Options	117,498	Weighted average strike ($)	4.650
	Net income	0	Avg. dil. shares(For net income only)	1,256,715
	Non-interest income 2005	722	Amortization of intangible assets	0
	Non-interest expense 2005	4,000	Core retail deposits	33,796

VII. Data Verification

First Southern Bancshares, Inc.

Data in ($000) except for per share data

Mark-to-market data

	Mark-to-market adjustment	FY2005	FY2006	FY2007	FY2008	FY2009
Securities	0	0	0	0	0	0
Loans	0	0	0	0	0	0
Other assets	0	0	0	0	0	0
Deposits	0	0	0	0	0	0
Borrowings	0	0	0	0	0	0
Total adjustments	0	0	0	0	0	0

Projected data

	FY2005	FY2006	FY2007	FY2008	FY2009
Non-interest income	722	759	796	836	878
Amortization of intangible assets	0	0	0	0	0
Non-interest expense 2005	4,000	4,542	4,769	5,008	5,258
Net Income	0	0	0	0	0
Diluted shares outstanding	1,256,715	1,256,715	1,256,715	1,256,715	1,256,715
Projected EPS ($)	0.000	0.000	0.000	0.000	0.000
Actual shares outstanding	1,256,715	1,256,715	1,256,715	1,256,715	1,256,715
Unallocated shares of benefit plan	0	0	0	0	0
Stock price	2.000	2.000	2.000	2.000	2.000
Total options outstanding	117,498	117,498	117,498	117,498	117,498
Weighted average strike price	4.650	4.650	4.650	4.650	4.650
Calculated dilution of options	0	0	0	0	0
Other common stock equivalents	0	0	0	0	0
Diluted shares calculated	1,256,715	1,256,715	1,256,715	1,256,715	1,256,715

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